Exhibit 99.1

NI 43-101 Mineral Resource Update Technical
Report on the Guanajuato Mine Complex,
Guanajuato and San Ignacio operations,
Guanajuato STATE, Mexico

-Prepared for-
Great Panther Mining Limited

1330 – 200 Granville Street

Vancouver, B.C., Canada, V6C 1S4

Prepared by:
Robert F. Brown, P. Eng., Qualified Person & Geological Consultant

Mohammad Nourpour, P. Geo., Qualified Person & Resource Geologist

Effective Date:
July 31, 2020

Report Date:

December 22, 2020

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Title Page

NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, Guanajuato and San Ignacio Operations, Guanajuato State, Mexico.

Authors:

¢	Robert F. Brown, P. Eng., Qualified Person & Geological Consultant
¢	Mohammad Nourpour, P. Geo., Qualified Person & Resource Geologist

Effective Date of the Report:

July 31, 2020

ii | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Date & Signature Page

This NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, Guanajuato and San Ignacio Operations, Guanajuato State, Mexico is submitted to Great Panther Mining Limited and has an effective date of July 31, 2020.

Qualified Person	Responsible for Parts
Signed “Robert F. Brown”
Signed By: ______________________________	Items 1-10, 13, 15-27 and co-responsible for Items 11, 12 & 14 in the Technical Report
Robert F. Brown, P. Eng.
QP for Great Panther Mining Limited
Date: December 22, 2020

Signed “Mohammad Nourpour”
Signed By: ______________________________	Co-responsible for Items 11, 12 & 14 in the Technical Report
Mohammad Nourpour, P. Geo.
QP for Great Panther Mining Limited
Date: December 22, 2020

iii | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Certificate of Qualified Person

I, Robert F. Brown, 3977 Westridge Ave., West Vancouver, B.C., Canada, am a co-author of this technical report entitled “NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, Guanajuato and San Ignacio Operations, Guanajuato State, Mexico” prepared for Great Panther Mining Limited, dated December 22, 2020, with an effective date of July 31, 2020 (the “Technical Report”) and do hereby certify that;

1.	I am a graduate of the Queen’s University at Kingston, Ontario (1975) and hold a B. Sc. degree in Geology.
2.	I am presently contracted by Great Panther Mining Limited as a geological consultant.
3.	I have been employed in my profession by various companies since graduation in 1975.
4.	I am a registered Professional Engineer with Association of Professional Engineers and Geoscientists of B.C. since 1982 (Membership No. 14527).
5.	I have read the definitions of “Qualified Person” set out in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfil the requirements to be a “Qualified Person” for the purposes of NI 43-101. My relevant experience includes practice as a geologist in the fields of exploration, resource definition and estimation, and mining on projects at various stages of development (green fields through to established operation) within Mexico, Canada, and USA. I have worked primarily with gold and silver deposits hosted within various geological environments in both open pit and underground operating environments.
6.	I have visited the Guanajuato Mine Complex on numerous occasions since 2005, most recently from August 20th to 24th and December 6th to 12th, 2019.
7.	I am the author responsible for sections 1-10, 13, and 15-27 of this Technical Report and co-responsible for sections 11, 12 and 14 of this Technical Report.
8.	To the best of my knowledge, information, and belief, as of the effective date, this Technical Report contains all the scientific and technical information that is required to be disclosed to make this Technical Report not misleading.
9.	I am not independent of Great Panther Mining Limited as defined in Section 1.5 of NI 43-101 as I was appointed VP Exploration in April of 2004, retired at year end 2016, and presently am a Qualified Person and consultant for Great Panther Mining Limited.
10.	I have had prior involvement with the Guanajuato Mine Complex that is the subject of the Technical Report. I have been a co-author in previous technical reports prepared for Great Panther Mining Limited in respect of the Guanajuato Mine Complex entitled NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, Guanajuato Mine, Guanajuato State, Mexico and NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, San Ignacio Mine, Guanajuato State, Mexico.
11.	I have read NI 43-101, NI 43-101F1 and have prepared the section of the Technical Report I am responsible for in compliance with both that instrument and form.
12.	I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Signed and sealed “Robert F. Brown”

____________________________

Robert F. Brown, P. Eng., B.C.

DATED at Vancouver, British Columbia, this 22nd day of December 2020

iv | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Certificate of Qualified Person

I, Mohammad Nourpour, 972 Berkley Rd., North Vancouver, B.C., Canada, am a co-author of this technical report entitled “NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, Guanajuato and San Ignacio Operations, Guanajuato State, Mexico” prepared for Great Panther Mining Limited, dated December 22, 2020, with an effective date of July 31, 2020 (the “Technical Report”) and do hereby certify that;

1.	I am a graduate of the North Tehran University, Iran (1996) and hold a B. Sc. degree in Geology.
2.	I am presently employed by Great Panther Mining Limited as Resource Geologist.
3.	I have been employed in my profession by various companies since graduation in 1996.
4.	I am a registered Professional Geoscientist with Association of Professional Engineers and Geoscientists of B.C. since 2019 (Membership #178066)
5.	I have read the definitions of “Qualified Person” set out in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfil the requirements to be a “Qualified Person” for the purposes of NI 43-101. My relevant experience includes practice as a geologist in the fields of exploration, resource definition and estimation, and mining on different Great Panther Mining exploration and mining projects within Mexico and Peru. Previously, I worked on exploration projects in Canada.
6.	I have visited the Guanajuato Mine Complex on numerous occasions since 2012, most recently from August 20th to 24th, 2019.
7.	I am the author co-responsible for sections 11, 12, and 14 of this report.
8.	To the best of my knowledge, information, and belief, as of the effective date of this Technical Report, this Technical Report contains all the scientific and technical information that is required to be disclosed to make this Technical Report not misleading.
9.	I am not independent of Great Panther Mining Limited as defined in Section 1.5 of NI 43-101 by reason of my employment with Great Panther Mining Limited.
10.	I have had prior involvement with the Guanajuato Mine Complex that is the subject of the Technical Report. I have been a co-author in previous technical reports prepared for Great Panther Mining Limited in respect of the Guanajuato Mine Complex entitled NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, Guanajuato Mine, Guanajuato State, Mexico and NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, San Ignacio Mine, Guanajuato State, Mexico.
11.	I have read NI 43-101 and NI 43-101F1 and have prepared the sections of the Technical Report for which I am responsible in compliance with both that instrument and form.
12.	I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Signed and sealed “Mohammad Nourpour”

_________________________________

Mohammad Nourpour, P. Geo., B.C.

DATED at Vancouver, British Columbia, this 22nd day of December 2020

v | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Consent of Qualified Person

Pursuant to Section 8.3 of

National Instrument 43-101 Standards of Disclosure for Mineral Projects

To:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission
Ontario Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of the Superintendent of Securities Office Newfoundland and Labrador
Office of the Superintendent of Securities (Prince Edward Island)

I, Robert F. Brown, P. Eng., consent to the public filing of the Technical Report, titled “NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, Guanajuato and San Ignacio Operations, Guanajuato State, Mexico, and dated effective July 31, 2020” (the “Technical Report”) by Great Panther Mining Limited (the “Issuer”).

I also consent to the public filing by the Issuer of extracts from, or a summary of the Technical Report, in the news release issued by the Issuer on November 23, 2020 (the “News Release”). I certify that I have read the News Release filed by the Issuer and that it fairly and accurately represents the information in the Technical Report.

Signed on December 22, 2020.

Signed “Robert F. Brown”

____________________________

Robert F. Brown, P. Eng.

Association of Professional Engineers and Geoscientists of the Province of British Columbia

Qualified Person (QP) and Geological Consultant for Great Panther Mining Limited

vi | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Consent of Qualified Person

Pursuant to Section 8.3 of

National Instrument 43-101 Standards of Disclosure for Mineral Projects

To:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission
Ontario Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of the Superintendent of Securities Office Newfoundland and Labrador
Office of the Superintendent of Securities (Prince Edward Island)

I, Mohammad Nourpour, P. Geo., consent to the public filing of the Technical Report, titled “NI43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, Guanajuato and San Ignacio Operations, Guanajuato State, Mexico”, and dated effective July 31, 2020” (the “Technical Report”) by Great Panther Mining Limited (the “Issuer”).

I also consent to the public filing by the Issuer of extracts from, or a summary of the Technical Report, in the news release issued by the Issuer on November 23, 2020 (the “News Release”). I certify that I have read the News Release filed by the Issuer and that it fairly and accurately represents the information in the Technical Report.

Signed on December 22, 2020.

Signed “Mohammad Nourpour”

_______________________________

Mohammad Nourpour, P. Geo.

Association of Professional Engineers and Geoscientists of the Province of British Columbia

Qualified Person (QP) and Geologist for Great Panther Mining Limited

vii | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Table of Contents

TITLE PAGE				II
DATE & SIGNATURE PAGE				III
CERTIFICATE OF QUALIFIED PERSON				IV
CERTIFICATE OF QUALIFIED PERSON				V
CONSENT OF QUALIFIED PERSON				VI
CONSENT OF QUALIFIED PERSON				VII
TABLE OF CONTENTS				VIII
TABLES				XIII
FIGURES				XIV
GLOSSARY				XVI

1.0	SUMMARY			1
	1.1	Project Description & Location		2
	1.2	Geology & Mineralization		2
		1.2.1	Guanajuato	3
		1.2.2	San Ignacio	4
	1.3	Exploration Status		4
		1.3.1	Guanajuato	4
		1.3.2	San Ignacio	5
	1.4	Development & Operations Status		5
		1.4.1	Guanajuato	5
		1.4.2	San Ignacio	5
	1.5	Mineral Processing & Recovery Methods		5
	1.6	Mineral Resource Estimate		6
		1.6.1	Guanajuato	7
		1.6.2	San Ignacio	7
	1.7	Cautionary Note Regarding Absence of Mineral Reserve Estimates		8
	1.8	Permitting & Environmental Conditions		8
	1.9	Conclusions		9
		1.9.1	Guanajuato	9
		1.9.2	San Ignacio	9
	1.10	Recommendations		10
2.0	INTRODUCTION			12
	2.1	Terms of Reference		12
	2.2	Effective Date		12
	2.3	Sources of Information		12
	2.4	Qualified Persons & Current Personal Inspection		13
	2.5	Language, Currency, & Measurement Standards		13
3.0	RELIANCE ON OTHER EXPERTS			14
	3.1	Legal Status & Mineral Tenure		14
	3.2	Environmental Matters		14
4.0	PROPERTY DESCRIPTION & LOCATION			15
	4.1	Description & Location		15
	4.2	Mineral Tenure		15
	4.3	Surface Rights		18
	4.4	Agreements & Encumbrances		19
	4.5	Mining Royalties & Taxes		19
	4.6	Environmental Liabilities		19
	4.7	Permitting		19
	4.8	Other Significant Factors & Risks that May Affect Access, Title, or the Right or Ability to Perform Work on the Property		20

viii | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, & PHYSIOGRAPHY				21
	5.1	Accessibility			21
	5.2	Climate			21
	5.3	Local Resources & Infrastructure			22
	5.4	Physiography			22
6.0	HISTORY				23
	6.1	Ownership & Development History			23
		6.1.1	Guanajuato		23
		6.1.2	San Ignacio		23
	6.2	Exploration			24
		6.2.1	Guanajuato		24
		6.2.2	San Ignacio		24
	6.3	Historical Mineral Resource & Reserve Statements			25
	6.4	Production History			26
		6.4.1	San Ignacio		27
7.0	GEOLOGICAL SETTING AND MINERALIZATION				28
	7.1	Regional Geology			28
	7.2	Local & Property Geology			29
		7.2.1	Guanajuato		30
		7.2.2	San Ignacio		31
	7.3	Mineralization			33
	7.3.1	Guanajuato			33
		7.3.1.1	Guanajuatito Veins		33
		7.3.1.2	Valenciana Veins		34
		7.3.1.3	Cata Veins		34
		7.3.1.4	Los Pozos Veins		34
		7.3.1.5	Santa Margarita Veins		34
		7.3.1.6	San Cayetano Veins		34
		7.3.1.7	Promontorio Veins		34
	7.3.2	San Ignacio			41
		7.3.2.1	Melladito veins		44
		7.3.2.2	Intermediate veins		44
		7.3.2.3	Nombre de Dios veins		44
		7.3.2.4	Purisima veins		45
8.0	DEPOSIT TYPE				46
9.0	EXPLORATION				47
	9.1	Summary of Non-Drilling Exploration Activity			47
		9.1.1	Guanajuato		47
		9.1.2	San Ignacio		47
10.0	DRILLING				51
	10.1	Drilling Summary			51
		10.1.1	Guanajuato		51
		10.1.2	San Ignacio		53
	10.2	Drilling Procedures & Methodology			56
		10.2.1	Drilling Methodology		56
			10.2.1.1	Guanajuato	56
			10.2.1.2	San Ignacio	56
		10.2.2	Core Handling & Visual Logging		56
	10.3	Drilling Results & Interpretation			57
		10.3.1	Guanajuato		57
		10.3.2	San Ignacio		58
	10.4	Drilling Factors Impacting Accuracy & Reliability of Results			58
11.0	SAMPLING METHODOLOGY & PROCEDURES				63
	11.1	Drill Core Sampling			63
	11.2	Channel Sampling Procedures			63

ix | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

	11.3	Sample Preparation, Analytical Methodology, & Procedures			63
		11.3.1	Analytical Laboratory		63
		11.3.2	Density Determination		64
	11.4	Sample Security			64
	11.5	Quality Assurance & Quality Control Methodology & Procedures			64
		11.5.1	Blanks		65
		11.5.2	Standards		66
		11.5.3	Duplicates		76
		11.5.4	Umpire Checks		77
	11.6	Qualified Persons Statement on Sampling, Analysis, & Quality Control			78
12.0	DATA VERIFICATION				79
	12.1	Data Verification Procedures			79
	12.2	Limitations of Data Verification			79
	12.3	Qualified Persons Statement on Data Verification			79
13.0	MINERAL PROCESSING AND METALLURGICAL TESTING				80
14.0	MINERAL RESOURCE ESTIMATES				81
	14.1	Introduction			81
		14.1.1	Definition of Mineral Resource Estimates		81
	14.2	Geological Database			82
		14.2.1	Guanajuato		82
		14.2.2	San Ignacio		82
	14.3	Geological Interpretation			82
		14.3.1	Topography & Underground Workings		82
		14.3.2	Geological Modelling Domains		82
			14.3.2.1	Guanajuato	83
			14.3.2.2	San Ignacio	83
		14.3.3	Assay Composites & Descriptive Statistics		84
			14.3.3.1	Guanajuato	84
			14.3.3.2	San Ignacio	89
		14.3.4	Outliers (High Grade Capping of Assay Composite)		91
			14.3.4.1	Guanajuato	91
			14.3.4.2	San Ignacio	93
	14.4	Mineral Resource Estimation			95
		14.4.1	Block Model Parameters		95
		14.4.2	Grade Variography		96
			14.4.2.1	Guanajuato	96
			14.4.2.2	San Ignacio	96
		14.4.3	Estimation Methodology (Grade Interpolation)		96
			14.4.3.1	Guanajuato	97
			14.4.3.2	San Ignacio	97
		14.4.4	Core Recovery and RQD		97
			14.4.4.1	Guanajuato	97
			14.4.4.2	San Ignacio	97
		14.4.5	Density		98
			14.4.5.1	Guanajuato	98
			14.4.5.2	San Ignacio	99
	14.5	Mineral Resource Classification			99
	14.6	Block Model Validation			99
		14.6.1	Visual Inspection		99
		14.6.2	Comparison to Means		100
			14.6.2.1	Guanajuato	100
			14.6.2.2	San Ignacio	100
	14.7	Cut-Off Grade			101
	14.8	Statement of Mineral Resources			102
		14.8.1	Guanajuato		102
		14.8.2	San Ignacio		104
	14.9	Comparison with Previous Mineral Resource Estimates			106

x | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

		14.9.1	Guanajuato		106
		14.9.2	San Ignacio		107
	14.10	Reconciliation			107
			14.10.1	Guanajuato	107
			14.10.2	San Ignacio	107
15.0	MINERAL RESERVE ESTIMATES				109
16.0	MINING METHODS				110
	16.1	Cut and Fill Mining Method			110
		16.1.1	Guanajuato		111
			16.1.1.1	Guanajuatito Zone	111
			16.1.1.2	Valenciana Zone	111
			16.1.1.3	Cata Zone	111
			16.1.1.4	Los Pozos Zone	112
			16.1.1.5	Santa Margarita Zone	112
			16.1.1.6	San Cayetano Zone	112
			16.1.1.7	Promontorio Zone	112
		16.1.2	San Ignacio		112
17.0	RECOVERY METHODS				124
	17.1	Ore Processing Description			124
		17.1.1	Crushing & Grinding Circuits		124
		17.1.2	Milling		125
		17.1.3	Flotation Circuits		125
		17.1.4	Thickening & Filtration		125
		17.1.5	Production History		126
	17.2	Metallurgical Tests Summary			126
18.0	PROJECT INFRASTRUCTURE				129
	18.1	Guanajuato			129
	18.2	San Ignacio			129
19.0	MARKET STUDIES & CONTRACTS				130
	19.1	Market Studies			130
	19.2	Contracts			130
		19.2.1	Guanajuato		130
		19.2.2	San Ignacio		130
20.0	ENVIRONMENTAL STUDIES, PERMITTING, & SOCIAL OR COMMUNITY IMPACT				131
	20.1	Environmental Regulatory Framework in Mexico			131
	20.2	Environmental Studies & Permits			132
		20.2.1	Exploration		132
		20.2.2	Mining & Mineral Processing		133
		20.2.3	Mine Tails Disposal		134
		20.2.4	Mine Closure		135
	20.3	Social & Community Factors			135
21.0	CAPITAL AND OPERATING COSTS				136
22.0	ECONOMIC ANALYSIS				137
23.0	ADJACENT PROPERTIES				138
24.0	OTHER RELEVANT DATA AND INFORMATION				139
	24.1	Cautionary Statement on Forward-Looking Statements			139
	24.2	Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources			143
25.0	INTERPRETATION AND CONCLUSIONS				145
	25.1	Guanajuato			145
	25.2	San Ignacio			146

xi | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

26.0	RECOMMENDATIONS	148
27.0	REFERENCES	149
28.0	OTHER RELEVANT DOCUMENTS	152

xii | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Tables

Table 1.1:	Total Great Panther drilling at Guanajuato and San Ignacio	4
Table 1.2:	Summary of Mineral Resource Estimate 2020, GMC (Guanajuato and San Ignacio)	7
Table 1.3:	Summary of Mineral Resource Estimate 2020, Guanajuato	7
Table 1.4:	Summary of Mineral Resource Estimate 2020, San Ignacio	8
Table 1.5:	2020-2021 Budget for Proposed Exploration, GMC (San Ignacio and Guanajuato)	11
Table 4.1:	Mineral Concessions that comprise the Great Panther holdings at the GMC	16
Table 6.1:	Summary of Great Panther drilling at Guanajuato & San Ignacio	24
Table 6.2:	Historical Mineral Resources & Reserve Estimates, Guanajuato	25
Table 6.3:	Historical Mineral Resources & Reserve Estimates, San Ignacio	26
Table 6.4:	Production Summary, GMC	26
Table 6.5:	Production Summary, San Ignacio	27
Table 10.1:	Drilling per year, Guanajuato	59
Table 10.2:	Drilling per year, San Ignacio	62
Table 11.1:	Blanks outside QA/QC accepted parameters	65
Table 11.2:	Expected values for the GMC Standards used for QA/QC	67
Table 11.3:	Standard sample results outside 3 standard deviations, U/G sampling	68
Table 11.4:	Standard sample results outside 3 standard deviations, DDH sampling	68
Table 14.1:	Vein and vein orientation, Guanajuato	83
Table 14.2:	Vein and vein orientation, San Ignacio	84
Table 14.3:	DDH sample statistics by area, Guanajuato	84
Table 14.4:	U/G sample statistics by area, Guanajuato	85
Table 14.5:	Descriptive statistics of composited silver grade by domain, Guanajuato	86
Table 14.6:	Descriptive statistics of composited gold grade by domain, Guanajuato	87
Table 14.7:	Descriptive statistics of Ag grade grouped by domain, San Ignacio	89
Table 14.8:	Descriptive statistics of Au grade grouped by domain, San Ignacio	90
Table 14.9:	Drill hole assay capping, Guanajuato	91
Table 14.10:	U/G sample assay capping, Guanajuato	92
Table 14.11:	Capping levels for Ag and Au grouped by domain, San Ignacio	93
Table 14.12:	Descriptive statistics of composited Ag grade by domain, San Ignacio	94
Table 14.13:	Descriptive statistics of composited Au grade by domain, San Ignacio	94
Table 14.14:	Size and extent of block models, Guanajuato	95
Table 14.15:	Size and extent of block models, San Ignacio	95
Table 14.16:	Recovery and RQD by area, Guanajuato	97
Table 14.17:	Recovery and RQD by area, San Ignacio	98
Table 14.18:	Bulk density grouped by area, Guanajauato	98
Table 14.19:	Bulk density grouped by vein, San Ignacio	99
Table 14.20:	Comparison of block and all DDH samples, Guanajuato	100
Table 14.21:	Comparison of block and all U/G samples, Guanajuato	100
Table 14.22:	Comparing block grade vs DDH samples, San Ignacio	100
Table 14.23:	Comparing block grade vs U/G samples, San Ignacio	101
Table 14.24:	GMC Full operating cost cut-off by area	101
Table 14.25:	GMC Mineral Resource Estimate, Highlights	102
Table 14.26:	Mineral Resources Estimate as of July 31, 2020, Guanajuato (Highlights)	103
Table 14.27:	Mineral Resources Estimate as of July 31, 2020, Guanajuato	103
Table 14.28:	Mineral Resource Estimate 2020, San Ignacio (Highlights)	104
Table 14.29:	Mineral Resource Estimate 2020, San Ignacio	104
Table 14.30:	Comparison of 2019 to 2020 Mineral Resources, Guanajuato	106
Table 14.31:	Comparison of 2019 to 2020 Mineral Resources, San Ignacio	107
Table 14.32:	Reconciliation of block model to production, San Ignacio	108
Table 16.1:	GMC production as of July 31, 2020	110
Table 17.1:	GMC production as of July 31, 2020	126
Table 17.2:	2015 metallurgical test summary	126
Table 20.1:	Summary of permits in place for the GMC	133
Table 20.2:	Monitoring activities in place at the GMC	134
Table 21.1:	Planned variable and fixed costs per tonne milled (US$)	136
Table 26.1:	2020-2021 Budget for Proposed Exploration, GMC (San Ignacio and Guanajuato)	148

xiii | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Figures

Figure 1.1:	Project Location	2
Figure 1.2:	Regional Geology Map	3
Figure 4.1:	Project Location Map	15
Figure 4.2:	GMC Mineral Concession groups	17
Figure 4.3:	Mineral Concessions, Guanajuato	17
Figure 4.4:	Mineral Concessions, San Ignacio	18
Figure 4.5:	Surface rights and tailings disposal location	19
Figure 5.1:	Regional access for the GMC	21
Figure 5.2:	Historical Guanajuato City climate data	22
Figure 7.1:	Guanajuato regional geology	29
Figure 7.2:	Local geology, Guanajuato	30
Figure 7.3:	Long section along the plane of the Veta Madre, Guanajuato	31
Figure 7.4:	Local geology, San Ignacio	32
Figure 7.5:	Guanajuato mineralization interpretation and zones, plan view	35
Figure 7.6:	Guanajuato mineralization interpretation and zones, longitudinal view	35
Figure 7.7:	Geology and mineralization, section view 2925N, Guanajuatito area	36
Figure 7.8:	3D model of mineralization and U/G workings, Guanajuatito area	36
Figure 7.9:	Geology and mineralization, section view 2150N, Valenciana area	37
Figure 7.10:	3D model of mineralization and U/G workings, Valenciana area	37
Figure 7.11:	Geology and mineralization, section view 600N, Cata area	38
Figure 7.12:	3D model of mineralization model and U/G workings, Cata area	38
Figure 7.13:	Geology and mineralization, section view 175N, Los Pozos area	39
Figure 7.14:	3D model of mineralization model and U/G workings, Los Pozos area	39
Figure 7.15:	Geology and mineralization, section view 75S, Santa Margarita & San Cayetano areas	40
Figure 7.16:	3D model of mineralization model and U/G workings, Santa Margarita & San Cayetano areas	40
Figure 7.17:	Geology and mineralization, section view 450S, Promontorio area	41
Figure 7.18:	3D model of mineralization model and U/G workings, Promontorio area	41
Figure 7.19:	3D model of mineralization and U/G workings, San Ignacio	42
Figure 7.20:	Mine access and Melladito, Intermediate & Nombre de Dios veins, cross section 450N, San Ignacio	43
Figure 7.21:	Nombre de Dios 2N vein, cross section 1000N, San Ignacio	43
Figure 7.22:	Purisima & Melladito South veins, cross section 450S, San Ignacio	44
Figure 9.1:	Guanajuato U/G exploration sampling, plan view	49
Figure 9.2:	Guanajuato U/G exploration sampling, longitudinal view	49
Figure 9.3:	San Ignacio exploration surface and short adit sampling activity	50
Figure 10.1:	Guanajuato drilling activity, plan view	52
Figure 10.2:	Guanajuato drilling activity, longitutidinal view	52
Figure 10.3:	San Ignacio drilling activity, plan view	54
Figure 10.4:	San Ignacio drilling activity, longitudinal view A-A’	55
Figure 10.5:	San Ignacio drilling activitiy, longitudinal view B-B’	55
Figure 11.1:	Ag assays of “Blank” material, U/G sampling	65
Figure 11.2:	Au assays of “Blank” material, U/G sampling	66
Figure 11.3:	Ag assays of “Blank” material, DDH sampling	66
Figure 11.4:	Au assays of “Blank” material, DDH sampling	66
Figure 11.5:	Ag assays of Standard “GTS10”, U/G sampling	69
Figure 11.6:	Au assays of Standard “GTS10”, U/G sampling	69
Figure 11.7:	Ag assays of Standard “GTS11”, U/G sampling	69
Figure 11.8:	Au assays of Standard “GTS11”, U/G sampling	69
Figure 11.9:	Ag assays of Standard “GTS12”, U/G sampling	70
Figure 11.10:	Au assays of Standard “GTS12”, U/G sampling	70
Figure 11.11:	Ag assays of Standard “GTS13”, U/G sampling	70
Figure 11.12:	Au assays of Standard “GTS13”, U/G sampling	70
Figure 11.13:	Ag assays of Standard "GTS14", U/G sampling	71
Figure 11.14:	Au assays of Standard "GTS14", U/G sampling	71
Figure 11.15:	Ag assays of Standard "GTS15", U/G sampling	71
Figure 11.16:	Au assays of Standard "GTS15", U/G sampling	71
Figure 11.17:	Ag assays of Standard “GTS17”, U/G sampling	72

xiv | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Figure 11.18:	Au assays of Standard “GTS17”, U/G sampling	72
Figure 11.19:	Ag assays of Standard “GTS10”, DDH sampling	72
Figure 11.20:	Au assays of Standard “GTS10”, DDH sampling	72
Figure 11.21:	Ag assays of Standard “GTS11”, DDH sampling	73
Figure 11.22:	Au assays of Standard “GTS11”, DDH sampling	73
Figure 11.23:	Ag assays of Standard “GTS12”, DDH sampling	73
Figure 11.24:	Au assays of Standard “GTS12”, DDH sampling	73
Figure 11.25:	Ag assays of Standard “GTS13”, DDH sampling	74
Figure 11.26:	Au assays of Standard “GTS13”, DDH sampling	74
Figure 11.27:	Ag assays of Standard “GTS14”, DDH sampling	74
Figure 11.28:	Au assays of Standard “GTS14”, DDH sampling	74
Figure 11.29:	Ag assays of Standard “GTS15”, DDH sampling	75
Figure 11.30:	Au assays of Standard “GTS15”, DDH sampling	75
Figure 11.31:	Ag assays of Standard “GTS16”, DDH sampling	75
Figure 11.32:	Au assays of Standard "GTS16", DDH sampling	75
Figure 11.33:	Ag assays of Standard "GTS17", DDH sampling	76
Figure 11.34:	Au assays of Standard "GTS17", DDH sampling	76
Figure 11.35:	Ag analysis of duplicate-original pair results in U/G sample batches	76
Figure 11.36:	Au analysis of duplicate-original pair results in U/G sample batches	77
Figure 11.37:	Ag analysis of duplicate-original pair results in DDH sample batches	77
Figure 11.38:	Au analysis of duplicate-original pair results in DDH sample batches	77
Figure 11.39:	Ag lab result sample correlation, DDH sampling	78
Figure 11.40:	Au lab result sample correlation, DDH sampling	78
Figure 14.1:	Histogram of channel sample length, Guanajuato	89
Figure 14.2:	Histogram of drill hole sample length, Guanajuato	89
Figure 14.3:	Histogram of channel sample length, San Ignacio	91
Figure 14.4:	Histogram of drill hole sample length, San Ignacio	91
Figure 16.1:	Development and Mineral Resource in the Guanajuatito zone, section view 2925N	114
Figure 16.2:	Development and Mineral Resource in the Guanajuatito zone, plan view	114
Figure 16.3:	Development and Mineral Resource in the Valenciana zone, section view 2150N	115
Figure 16.4:	Development and Mineral Resource in the Valenciana zone, plan view	115
Figure 16.5:	Development and Mineral Resource in the Cata zone, section view 600N	116
Figure 16.6:	Development and Mineral Resource in the Cata zone, plan view	116
Figure 16.7:	Development and Mineral Resource in the Los Pozos zone, section view 175N	117
Figure 16.8:	Development and Mineral Resource in the Los Pozos zone, plan view	117
Figure 16.9:	Development and Mineral Resource in the Santa Margarita and San Cayetano zones, section view 75S	118
Figure 16.10:	Development and Mineral Resource in the Santa Margarita and San Cayetano zones, plan view	118
Figure 16.11:	Development and Mineral Resource in the Promontorio zone, section view 450S	119
Figure 16.12:	Development and Mineral Resource in the Promontorio, plan view	119
Figure 16.13:	Mine development along Melladito, Intermediate & Nombre de Dios structures, cross section 450N	120
Figure 16.14:	Mine development along Nombre de Dios 2N structure, cross section 1000N	120
Figure 16.15:	Mine development along Purisima & Melladito South structures, cross section 450S	121
Figure 16.16:	Mine development and veins along 2275masl, northern plan view	122
Figure 16.17:	Mine development and veins along 2175masl, southern plan view	123
Figure 17.1:	Process flow sheet, GMC metallurgical plant	124

xv | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Glossary

Abbreviation	Description	Abbreviation	Description

%	Percent	km²	Square Kilometer
°	Degrees (Azimuth or Dip)	kt	Kilotonnes
°C	Degrees Celsius	lb	Pound
3D	Three Dimensional	m	Meter
Ag	Silver	Ma	Million years ago
Ag eq	Silver Equivalent	masl	Meters Above Sea Level
APGO	Association of Professional Geoscientists of Ontario	m²	Square meter
AAS	Atomic Absorption Spectography	m³	Cubed meter
As	Arsenic	mm	Millimeter
AsPy	Arsenopyrite	m/s	Meters per Second
Au	Gold	MFW	MFW Geoscience Inc
Au eq	Gold Equivalent	MMR	Minera Mexicana El Rosario, S.A. de C.V.
BQ	36.5 mm diameter drill core	Mt	Million Tonnes
cm	Centimeter	MVS	Minera Villa Seca S.A. de C.V.
C&M	Care and Maintenance	NI 43-101	National Instrument 43-101
CIM	Canadian Institute of Mining Metallurgy and Petroleum	NI 43-101CP	National Instrument 43-101 Companion Policy
CIMDS	Canadian Institute of Mining Metallurgy and Petroleum Definitions Standards	NI 43-101F1	National Instrument 43-101 Form 1 - Technical Report
CRM’s	Certified Reference Material Standards	NQ	47.6 mm diameter drill core
CV	Coefficient of variation	NSR	Net Smelter Return
DDH	Drill hole	NW	Northwest
DEM	Digital Elevation Models	oz	Ounce
DSM	Digital Surface Model	P. Geo.	Professional Geologist
EIA	Environmental Impact Assessment	PROM	Promontorio
et al.	and Others	Py	Pyrite
ft	Foot	QA/QC	Quality Assurance/Quality Control
FW	Foot wall	Qtz	Quartz
g/cm³	Grams per Cubic Centimeter	ROM	Run of mine
g/t	Grams per Tonne	RQD	Rock Quality Designation
GPS	Global Positioning System	SC	San Cayetano
Great Panther	Great Panther Mining Limited	SE	Southeast
GMC	Guanajuato Mine Complex	SG	Specific Gravity
GTTO	Guanajuatito	SM	Santa Margarita
Ha	Hectares	Std Dev	Standard Deviation
HQ	63.5 mm diameter drill core	t	Tonnes
HW	Hanging wall	t/m³	Tonnes per cubic meter
ICP-OES analysis	Inductively Coupled Plasma Atomic Emission Spectroscopy analysis	tpd	Tonnes per day
ID2	Inverse Distance Squared	tpm	Tonnes per month
ID3	Inverse Distance Cubed	TR	Technical Report
INEGI	Instituto Nacional de Estadistica y Geografia	U/G	Underground
INT	Intermediate	US$	USA Dollar
IP	Induced Polarization Survey	UTM	Universal Transverse Mercator
km	Kilometer	VAL	Valenciana
		VM	Veta Madre
		wt.%	Weight Percent
		WGS84	World Geodetic System 1984

xvi | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

1.0	Summary

This is a brief summary of important information in this Technical Report (“TR” or “report”) entitled “NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, Guanajuato and San Ignacio Operations, Guanajuato State, Mexico”, prepared for Great Panther Mining Limited (“Great Panther” or the “Company”) including property description and ownership, geology and mineralization, the status of exploration, project development, mineral resource estimates, and the qualified person’s conclusions and recommendations.

The purpose of this TR is to support Great Panther’s public disclosure related to the Guanajuato Mine Complex Mineral Resource Estimate. The Guanajuato Mine Complex is in Guanajuato State, Mexico and comprised of the Guanajuato and San Ignacio operations, the GMC processing plant, associated infrastructure, and the exploration projects El Horcon and Santa Rosa. This TR conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and, as Great Panther is a producing issuer as defined in NI 43-101, this report and the Mineral Resource Estimates for the deposits were completed by company personnel. The Company owns a 100% interest in the claims through Great Panther’s wholly owned Mexican subsidiary, Minera Mexicana el Rosario SA de CV (“MMR”).

Robert F. Brown, P. Eng., Geological Consultant and Mohammad Nourpour, P. Geo., Geologist for Great Panther supervised the preparation of the Mineral Resource Estimate, included herein for the GMC.

Great Panther is a publicly traded company listed on the Toronto Stock Exchange and on the New York Stock Exchange (“NYSE”) American, engaged in the exploration, development, and production of mineral properties. It is primarily a gold (“Au”) and silver (“Ag”) producing company with operating mines in Brazil, including Tucano (Au), and Mexico, including the GMC (Ag, Au) in the state of Guanajuato, and Topia (Ag, Au, lead (“Pb”) and zinc (“Zn”)) located in the state of Durango.

This TR was prepared by the Qualified Persons in accordance with the following documents published by the Canadian securities’ regulatory authorities:

¢	NI 43-101: Standards of Disclosure for Mineral Projects (effective date May 9, 2016).
¢	NI 43-101 Companion Policy (NI 43-101CP): Standards of Disclosure for Mineral Projects (effective date February 25, 2016).
¢	Form NI 43-101F1: TR (effective date June 30, 2011).
¢	Canadian Institute of Mining, Metallurgy, and Petroleum (CIM): Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (November 2019).
¢	CIM Definitions Standards (May 2014).

This TR includes statements and information about expectations for the future that are not historical facts. In this TR when we discuss the strategy, opportunities, projections, plans and future financial and operating performance of the GMC, or other things that have not yet taken place, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and US securities laws. We refer to them in this TR as forward-looking statements. Forward-looking statements reflect the current expectations and assumptions and are subject to a number of known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. See Section 24.0 for a discussion about the forward-looking statements included in this TR and the key assumptions upon which they are based and risks and uncertainties associated with such forward-looking statements. For this reason, readers should read this summary solely in the context of the full TR, and after reading the TR in its entirety.

Summary	1 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

1.1	Project Description & Location

The GMC properties are situated north of the city of Guanajuato, Guanajuato State, Mexico, approximately 380 km northwest of Mexico City (Figure 1.1). The GMC claims total 10,355.39ha.

This report is an updated Mineral Resource Estimate building on former Mineral Resource Estimates for the GMC (Wunder, 2018; Brown, 2017; Brown, 2016; Brown, 2015), Guanajuato (Brown & Nourpour, 2020a; Brown & Sprigg, 2013), and San Ignacio (Brown & Nourpour, 2020b; Waldegger & Brown, 2014; Waldegger, 2012; Smith, 2011).

Presently, the GMC processing plant at Guanajuato processes mined mineralization from San Ignacio and Guanajuato operations. This report will document the results of new exploration, and mineral resource development.

Figure 1.1: Project Location

1.2	Geology & Mineralization

A map of the regional geology is presented in Figure 1.2.

Summary	2 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Figure 1.2: Regional Geology Map

Source: modified from Servicio Geologico Mexicano, 1998. Carta Geologico-Minera, Guanajuato F14-C43, & Servicio Geologico Mexicano, 1999. Carta Geologico-Minera, Guanajuato F14-C42 1: 50,000 regional geology maps

1.2.1  Guanajuato

Guanajuato is in Guanajuato State, Mexico, and comprises two operating shafts and three ramps in the second largest (historically) producing silver district in Mexico. Silver-bearing mineralization was first discovered in 1548, and over the past 470 years more than one billion ounces of silver has been mined in the Guanajuato district. Great Panther acquired the property in 2005 and owns a 100% interest through MMR. The principal metals of interest are gold and silver. Mineralization occurs along regional scale faults, the largest of which is the Veta Madre with a strike length of 25 km. Mining is being conducted predominantly from four locations, Guanajuatito, Los Pozos, Valenciana, and Promontorio using cut and fill mining methods, with minor production from Promontorio, and pillar recovery from the Rayas area. Ore is milled at the mining facilities at the centrally located Cata plant with a 1,000tpd capacity.

Guanajuato lies within the central part of the Guanajuato Mining District, which is in the southern part of the Mesa Central physiographic province. The Mesa Central is an elevated plateau of Cenozoic volcanic and volcanoclastic rocks located in central Mexico. It is bounded to the north and east by the Sierra Madre Oriental, to the west by the Sierra Madre Occidental, and to the south by the Trans-Mexican Volcanic Belt. Faulted Tertiary age volcanic rocks are juxtaposed alongside Mesozoic basement stratigraphy, Tertiary intrusive units, and Quaternary conglomerates.

The strata in the area are transected by northwest, north, east-to-west, and northeast-trending regional scale faults. Normal fault movement along northeast-trending faults resulted in the downward displacement of certain blocks and the preservation of strata that was eroded in other areas. It is predominantly the northwest-trending structures that control the position of mineralization.

Summary	3 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

The Guanajuato mine consists of several deposits along an approximately 4.2 km strike length. The deposits on the Veta Madre trend, the principal host structure, have been mined since the 16th century.

1.2.2  San Ignacio

San Ignacio is underlain by a monotonous package of basalt and andesite volcanic rocks belonging to the lower Cretaceous La Luz andesite (Randall R. et al., 1994; Stewart, 2006; Baker, 2011). The basalt generally has subtle to well-developed pillow structures that are locally flattened. In a few localities, inter-pillow hyaloclastite is present and is characterized by a fine breccia composed of devitrified glass shards in a fine groundmass.

Locally, these volcanic rocks have interbeds composed of sandstone, siltstone, or fine, pale ash layers (generally sericite-quartz). A more coarse-grained felsic (possibly dacite) unit is exposed northwest of the San Jose mine in the southern part of the property. Where observed, bedding is generally shallowly dipping.

The mineralization on the property including the San Ignacio mine consists of epithermal silver-gold veins. Average silver grades of the sixteen veins range from 82g/t to 248g/t and the average gold grades from 1.80g/t to 3.39g/t.

1.3	Exploration Status

Table 1.1 summarizes the drilling completed by Great Panther at GMC.

Table 1.1: Total Great Panther drilling at Guanajuato and San Ignacio

Year	GUANAJUATO		SAN IGNACIO		SUBTOTAL
	No. of Drill Holes	Total Depth (m)	No. of Drill Holes	Total Depth (m)	No. of Drill Holes	Total Depth (m)
2005	8	1,567.3	-	-	8	1,567.3
2006	44	6,388.1	-	-	44	6,388.1
2007	65	10,148.0	-	-	65	10,148.0
2008	61	8,214.9	-	-	61	8,214.9
2009	32	1,559.4	-	-	32	1,559.4
2010	125	17,565.0	5	2,294.0	130	19,859.0
2011	157	22,343.4	56	16,878.5	213	39,221.9
2012	189	29,295.9	43	9,556.3	232	38,852.2
2013	159	26,253.3	13	1,143.7	172	27,397.0
2014	138	12,510.1	27	3,832.2	165	16,342.3
2015	109	12,339.0	34	4,739.4	143	17,078.4
2016	31	6,677.2	43	9,029.7	74	15,706.9
2017	77	13,696.8	102	22,165.0	179	35,861.8
2018	76	10,169.1	53	11,722.4	129	21,891.5
2019	123	8,792.70	75	10,721.20	198	19,513.90
2020[1]	52	4,368.00	40	4,306.70	92	8,674.70
Total	1,446	191,888.20	491	96,389.10	1,937	288,277.30

Note:

1.	As of July 31, 2020

1.3.1  Guanajuato

Great Panther purchased the property in 2005 and recommenced underground operations and milling the following year. The Company has carried out exploration since the acquisition and continues to explore the property to date.

Exploration drilling is being carried out with the use of three contract underground drills. The three contract drills are focused on building mineral resource. New areas of Guanajuato are being targeted through the compilation of historical data and re-evaluation of all accessible mine areas using geological mapping and sampling. Drilling is being carried out at the Los Pozos, Valenciana, and Promontorio zones.

Summary	4 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Great Panther had a 14,400-metre drill budget for Guanajuato in 2020. By July 31, 2020, a total of 4,368m of drilling were completed in 52 holes. The author is in full agreement with its focus and functionality.

1.3.2  San Ignacio

Great Panther has completed detailed surface mapping and outcrop rock chip sampling, including mapping, and sampling all accessible underground workings pre-2016. Exploration at San Ignacio since September 2017 has been by surface and underground drilling.

Great Panther has completed 491 diamond drill holes at the San Ignacio property. Drilling commenced in October 2010 and the last hole into the database was completed before July 31, 2020. Of these holes, 292 holes were drilled from surface and 199 from underground with drill holes typically oriented to intersect the mineralized veins at a high angle. A total of 54 additional drill holes have been completed at San Ignacio since the previous Mineral Resource estimate (Brown and Nourpour, 2020b).

1.4	Development & Operations Status

1.4.1  Guanajuato

Currently, the major facilities associated with the Guanajuato operation are:

¢	Production prior to July 31, 2020 was at a rate of approximately 111 tonnes per operating day (August 1, 2019 to July 31, 2020)
¢	Extensive underground workings along 4.2km veins including five main shafts used for ventilation and access, levels, three access ramps, and internal shafts
¢	The operations at Guanajuato were suspended from April 2, 2020 through June 3, 2020 on account of the directive of the Mexican Federal Government to mitigate the spread of COVID-19.

1.4.2  San Ignacio

In late November 2013, Great Panther commenced ramping and developing along the Intermediate and Melladito veins. New surface facilities, including roads, a mechanical shop, an electrical substation, diesel storage, waste dumps, and security facilities, have been built as part of the San Ignacio infrastructure.

Currently, the major facilities associated with the San Ignacio mine are:

¢	An operating underground mine producing approximately at a rate of 668 tonnes per operating day from August 1, 2019 to July 31, 2020
¢	Underground workings along a 1,000-metre-long trend on eight veins including one old shaft and adit used for ventilation, levels, and one main access ramp
¢	The operations at San Ignacio were suspended from April 2, 2020 through June 3, 2020 on account of the directive of the Mexican Federal Government to mitigate the spread of COVID-19.
1.5	Mineral Processing & Recovery Methods

The GMC mineral processing plant processes approximately 779 tonnes per operating day (mill operating days in 2019 / 2020 dropped appreciably). The processing plant utilized five stages as follows: crushing, milling, flotation, thickening and filtering and produces a concentrate of iron sulphide (pyrite) with high values of gold and silver which are marketed and sold as the final product.

Processing and recoveries are discussed in Item 17 of this TR.

Summary	5 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

1.6	Mineral Resource Estimate

Geological modelling and subsequent Mineral Resource estimation were performed by Great Panther under the supervision of the Qualified Persons in accordance with the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (November 2019 edition). The geological data compilation, interpretation, geological modelling and Mineral Resource estimation methods and procedures are described in the following Items.

For estimating the Mineral Resources for the Great Panther GMC, the Qualified Person has applied the definitions of “Mineral Resource” as set forth in the CIM Definitions Standards, adopted May 10, 2014 (“CIMDS”).

Under CIMDS, a Mineral Resource is defined as:

“…a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.”

Mineral Resources are subdivided into classes of Measured, Indicated, and Inferred, with the level of confidence reducing with each class, respectively. Mineral Resources are reported as in-situ tonnage and are not adjusted for mining losses or mining recovery. If Mineral Resources are developed in areas with historical mine workings, such as in the Purisima / Melladito South area of San Ignacio, or the Los Pozos / Promontorio area of Guanajuato they are classified only as Inferred, until such work can be done to establish the full extent of historical mining.

The Measured, Indicated, and Inferred Mineral Resource Estimate statement for the GMC is presented in Table 1.2. Results are reported in accordance with Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves: Definitions and Guidelines (CIM, 2014) as well as disclosure requirements of NI 43-101.

The Mineral Resource Estimate presented below is considered current and has an effective date of July 31, 2020. It was completed by the Company under supervision of the Qualified Persons.

It is the Qualified Persons’ opinion that the estimation approach is applicable based on the quantity and spacing of available data, the interpreted controls on mineralization, and the type of deposit. For details on all the input parameters used to determine Mineral Resources, see Item 14.0 of this TR.

Mineral Resource Estimate updates are given specifically for San Ignacio and Guanajuato (collectively GMC), as both operations have been in operation and depleting resources, as well, active exploration has been ongoing since the date of former estimates contributing to a better understanding of several mineralized zones. GMC contains estimated Measured and Indicated Mineral Resources of 821,851 tonnes above varying US$ NSR full operational cost cut-offs, at an average grade of 199g/t silver and 2.07g/t gold, for a total of 10,171,912 equivalent silver ounces (“Ag eq oz”) or 113,021 equivalent gold ounces (“Au eq oz”). This includes Measured Mineral Resources of 600,941 tonnes at an average grade of 195g/t silver and 2.16g/t gold, for a total of 7,520,049 Ag eq oz or 83,556 Au eq oz and Indicated Mineral Resources of 220,910 tonnes at an average grade of 209g/t silver and 1.83g/t gold, for a total of 2,651,863 Ag eq oz or 29,465 Au eq oz. In addition, estimated Inferred Mineral Resources are 1,453,008 tonnes at an average grade of 185g/t silver and 2.25g/t gold, for 18,109,823 Ag eq oz or 201,220 Au eq oz. Table 1.2 provides a summary of the Mineral Resource Estimate for GMC.

Summary	6 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Table 1.2: Summary of Mineral Resource Estimate 2020, GMC (Guanajuato and San Ignacio)

Classification	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)	Au eq (g/t)	Au eq (oz)
Total Measured	600,941	195	3,763,303	2.16	41,741	389	7,520,049	4.32	83,556
Total Indicated	220,910	209	1,483,209	1.83	12,951	373	2,651,863	4.15	29,465
Total M&I	821,851	199	5,246,512	2.07	54,693	385	10,171,912	4.28	113,021
Total Inferred	1,453,008	185	8,664,244	2.25	105,219	388	18,109,823	4.31	201,220

Note: See detailed notes in Table 1.3 and Table 1.4.

1.6.1  Guanajuato

Guanajuato contains estimated Measured and Indicated Mineral Resources of 433,953 tonnes above varying US$ NSR full operational cost cut-offs, at an average grade of 249g/t silver and 1.64g/t gold, for a total of 5,529,111 Ag eq oz or 61,435 Au eq oz (Table 1.3). This includes Measured Mineral Resources of 286,139 tonnes at an average grade of 253g/t silver and 1.63g/t gold, for a total of 3,677,663 Ag eq oz or 40,863 Au eq oz and Indicated Mineral Resources of 147,814 tonnes at an average grade of 241g/t silver and 1.65g/t gold, for a total of 1,851,448 Ag eq oz or 20,572 Au eq oz. In addition, estimated Inferred Mineral Resources are 460,174 tonnes at an average grade of 220g/t silver and 2.07g/t gold, for 6,020,031 Ag eq oz or 66,889 Au eq oz.

The Mineral Resources detailed at Guanajuato cover the Guanajuatito, Valenciana, Cata, Los Pozos, Santa Margarita, San Cayetano, and Promontorio areas. This Mineral Resource Estimate for Guanajuato has an effective date of July 31, 2020 and updates the previous resource estimate for reasons of depletion mining and resource definition resulting from successful exploration activities.

Table 1.3: Summary of Mineral Resource Estimate 2020, Guanajuato

Classification	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)	Au eq (g/t)	Au eq (oz)
Totals Measured	286,139	253	2,328,051	1.63	14,995	400	3,677,663	4.44	40,863
Totals Indicated	147,814	241	1,144,963	1.65	7,816	390	1,851,448	4.33	20,572
Total M&I	433,953	249	3,473,014	1.64	22,811	396	5,529,111	4.40	61,435
Totals Inferred	460,174	220	3,258,101	2.07	30,689	407	6,020,031	4.52	66,889

Notes:

1.	Cut-offs are based on the full operating costs per mining area being US$115/tonne for Cata, US$115/tonne for Santa Margarita / San Cayetano, US$89/tonne for Los Pozos, US$100/tonne for Guanajuatito, US$125/tonne for Promontorio, and US$102/tonne for Valenciana.
2.	Block model grades converted to US$ value using plant recoveries of 85.5% Ag, 83.9% Au, and net smelter terms negotiated for concentrates.
3.	A vein bulk density for all veins of 2.64t/m³ is used in the estimates.
4.	Totals may not agree due to rounding.
5.	Grades are estimated in metric units and contained silver and gold are estimated in troy ounces.
6.	Ag eq oz were calculated using 90:1 Ag:Au ratio. The ratios are reflective of average metal prices for 2020.
7.	A minimum true width of 0.5m is used in the estimate.
8.	Mineral Resources are estimated using metal prices of US$17.64/oz silver, and US$1,694/oz gold (CIBC 2021 forecast).
9.	The Mineral Resource estimates have an effective date of July 31, 2020.
10.	Inferred Mineral Resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or part of the Inferred Mineral Resources will ever be upgraded to a higher category.
11.	Mineral Resources that are not Mineral Reserves have no demonstrated economic viability.
1.6.2	San Ignacio

The San Ignacio property contains estimated Measured and Indicated Mineral Resources of 387,898 tonnes above a US$100 NSR cut-off, at an average grade of 142g/t silver and 2.56g/t gold, for a total of 4,642,801 Ag eq oz or 51,587 Au eq oz.  This includes Measured Mineral Resources of 314,802 tonnes at an average grade of 142g/t silver and 2.64g/t gold, for a total of 3,842,386 Ag eq oz or 42,693 Au eq oz and Indicated Mineral Resources of 73,096 tonnes at an average grade of 144g/t silver and 2.19g/t gold, for a total of 800,416 Ag eq oz or 8,894 Au eq oz. In addition, estimated Inferred Mineral Resources are 992,835 tonnes at an average grade of 169g/t silver and 2.33g/t gold, for 12,089,792 Ag eq oz or 134,331 Au eq oz. Table 1.4 summarizes the Mineral Resource Estimates for San Ignacio, with an effective date of July 31, 2020.

Summary	7 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

This Mineral Resource Estimate for San Ignacio has an effective date of July 31, 2020 and updates the previous resource estimate for reasons of depletion due to mining and resource definition resulting from successful exploration activities.

Table 1.4: Summary of Mineral Resource Estimate 2020, San Ignacio

Classification	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)	Au eq (g/t)	Au eq (oz)
Total Measured	314,802	142	1,435,252	2.64	26,746	384	3,842,386	4.27	42,693
Total Indicated	73,096	144	338,246	2.19	5,135	349	800,416	3.87	8,894
Total M&I	387,898	142	1,773,498	2.56	31,881	377	4,642,801	4.19	51,587
Total Inferred	992,835	169	5,406,142	2.33	74,530	384	12,089,792	4.27	134,331

Notes:

1.	A vein bulk density of 2.68 tonnes / m³ is used in the estimates.
2.	Measured, Indicated, and Inferred Mineral Resources are reported at a full cost cut-off Net Smelter Return (NSR) of US$100/tonne.
3.	Totals may not agree due to rounding.
4.	Grades have been estimated in metric units and contained silver and gold estimated in troy ounces.
5.	A minimum mining width of 0.50 meters was used in the estimates.
6.	Mineral Resources are estimated using metal prices of US$17.64/oz Ag and US$1,694/oz Au (CIBC 2021 forecast); and metallurgical recoveries of 85.3% for Ag, 83.9% for Au.
7.	2020 Mineral Resource Ag eq oz were calculated using 90:1 Ag:Au ratio. The ratios are reflective of average metal prices for 2020.
8.	The Mineral Resource estimates have an effective date of July 31, 2020.
9.	Inferred Mineral Resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or part of the Inferred Mineral Resources will ever be upgraded to a higher category.
10.	Mineral Resources that are not Mineral Reserves have no demonstrated economic viability.

The Mineral Resource estimates included in this TR are forward-looking statements. There are material factors that could cause actual results to differ materially from the conclusions, forecasts, or projections set out in this TR. Some of the material factors include differences from the assumptions made in the TR regarding grades, metals prices, currency exchange rates, metals production rates, schedule of development, labour, consumables and other material costs, markets and market prices, and other circumstances such that the project proceeds, as described in the TR. See Section 24.0 for a discussion about the forward-looking statements included in this TR and the key assumptions upon which they are based and risks and uncertainties associated with such forward-looking statements. Mineral Resources that are not Mineral Reserves have no demonstrated economic viability.

1.7	Cautionary Note Regarding Absence of Mineral Reserve Estimates

There are no current estimates of Mineral Reserves for any of the GMC. The Company made decisions to enter production at Guanajuato and San Ignacio without having completed final feasibility studies.  Accordingly, the Company did not base its production decisions on any feasibility studies of Mineral Reserves demonstrating economic and technical viability of the GMC.  As a result, there may be increased uncertainty and risks of achieving any particular level of recovery of minerals from the GMC or the costs of such recovery.  As the GMC does not have established Mineral Reserves, the Company faces higher risks that anticipated rates of production and production costs, such as those provided in this TR, will not be achieved. These risks could have a material adverse impact on the Company’s ability to continue to generate anticipated revenues and cash flows to fund operations from and ultimately achieve or maintain profitable operations at the GMC.

1.8	Permitting & Environmental Conditions

The permitting and environmental framework requirements are outlined in Item 20.0 of this TR. In addition, a complete list of permits and monitoring processes for GMC are also listed in Item 20.0 of this TR.

Summary	8 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

1.9	Conclusions

An updated Mineral Resource Estimate has been prepared by Great Panther under the supervision of the Company’s Qualified Persons for the GMC. The Mineral Resource estimate used industry standard practices and is based on drilling and underground sampling data of adequate quality to meet CIM guidelines. Veins were modelled in three dimensions (3D) including all the information available. Inverse Distance cubed (ID3) estimation technique was used for each of the veins.

1.9.1  Guanajuato

¢	The Qualified Persons consider the Guanajuato Mineral Resource estimates presented to conform to CIM standards and definitions for estimating resources, as required under NI 43-101. There are no Guanajuato Mineral Reserve estimates. Mineral Resources that are not Mineral Reserves have no demonstrated economic viability.
¢	Mineralization occurs in structurally complex multi-generational vein quartz dominated stockwork and breccia zones along the Veta Madre. Structural geology mapping indicates that up to eight cross-cutting breccia events occur with associated precious metal mineralization. Fluid inclusion studies reflect the complex structural history with boiling (indicative event associated with precious metal deposition) occurring from the 2100masl to 1500masl elevations (surface to the deepest levels drilled) in the GMC. The potential to find further mineralization both laterally, and in parallel breccia structures to know precious metal mineralization zones is considered excellent.
¢	Seven mineralized areas (34 block models) comprising the resource models are defined as Cata, Los Pozos, Santa Margarita, San Cayetano, Promontorio, Valenciana, and Guanajuatito.
¢	If Mineral Resources are developed in areas with historical mine workings, such as in the Los Pozos / Promontorio area of Guanajuato they are classified only as Inferred, until such work is done to establish the extent of historical mining.
¢	Guanajuato contains estimated Measured and Indicated Mineral Resources of 433,953 tonnes above varying US$ NSR full operational cost cut-offs, at an average grade of 249g/t silver and 1.64g/t gold, for a total of 5,529,111 Ag eq oz or 61,435 Au eq oz. This includes Measured Mineral Resources of 286,139 tonnes at an average grade of 253g/t silver and 1.63g/t gold, for a total of 3,677,663 Ag eq oz or 40,863 Au eq oz and Indicated Mineral Resources of 147,814 tonnes at an average grade of 241g/t silver and 1.65g/t gold, for a total of 1,851,448 Ag eq oz or 20,572 Au eq oz. In addition, estimated Inferred Mineral Resources are 460,174 tonnes at an average grade of 220g/t silver and 2.07g/t gold, for 6,020,031 Ag eq oz or 66,889 Au eq oz.
¢	For Measured and Indicated Resources, there is a 47% increase in contained Ag eq oz over the previous year's estimate. For Inferred, there is an 154% increase in contained Ag eq oz over the previous year's estimate.

1.9.2  San Ignacio

¢	The Qualified Persons consider the GMC San Ignacio Mineral Resource estimates presented to conform to CIM standards and definitions for estimating resources, as required under NI 43-101. There are no San Ignacio Mineral Reserve estimates. Mineral Resources that are not Mineral Reserves have no demonstrated economic viability.
¢	The La Luz area structures consist of numerous mineralized fractures in a north-westerly-trending orientation, which extends for a known strike of approximately 8 km long. Historically productive veins on the property include Veta Melladito, and Veta Purisima. Veins identified in the recent Great Panther drilling are the Melladito, Melladito BO, Intermediate, Intermediate 2, Nombre de Dios, Nombre de Dios 1.5, Nombre de Dios 2, Nombre de Dios 1.5, Nombre de Dios 3, Melladito South, Purisima, Purisima BO, Purisima HW, Purisima Int., 700, and Santo Nino. Mineralization is contained within tabular veins, vein stockwork, and breccias. The sixteen veins with structural continuity inferred from surface mapping and diamond drilling from surface, and now with extensive underground development, have been defined up to 2,200 meters along strike and 150 meters down dip.

Summary	9 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

¢	If Mineral Resources are developed in areas with historical mine workings, such as in the Purisima / Melladito South area of San Ignacio they are classified only as Inferred, until such work is done to establish the extent of historical mining.
¢	The San Ignacio property contains estimated Measured and Indicated Mineral Resources of 387,898 tonnes above a US$100 NSR cut-off, at an average grade of 142g/t silver and 2.56g/t gold, for a total of 4,642,801 Ag eq oz or 51,587 Au eq oz. This includes Measured Mineral Resources of 314,802 tonnes at an average grade of 142g/t silver and 2.64g/t gold, for a total of 3,842,386 Ag eq oz or 42,693 Au eq oz and Indicated Mineral Resources of 73,096 tonnes at an average grade of 144g/t silver and 2.19g/t gold, for a total of 800,416 Ag eq oz or 8,894 Au eq oz. In addition, estimated Inferred Mineral Resources are 992,835 tonnes at an average grade of 169g/t silver and 2.33g/t gold, for 12,089,792 Ag eq oz or 134,331 Au eq oz.
¢	For Measured and Indicated Resources, there is a 7% decrease in contained Ag eq oz over the previous year's estimate. For Inferred, there is a 106% increase in contained Ag eq oz from the previous year's estimate. This decrease in Measured and Indicated Resources is due to mine depletion, offset by higher metal prices. Extensive infill and expansion drilling allowed for the increase in Inferred Resources with the addition of five veins, along with high metal prices.
1.10	Recommendations

The 2020-2021 (August 2020 to December 2021) exploration budget recommended for Guanajuato Mine Complex is estimated at US$4,055,000 and includes 36,500 meters of core drilling (see Table 1.5).

Recommendations are that Great Panther continues present levels of exploration at Guanajuato in current and other prospective areas to define further Mineral Resources to increase production. Mineral Resources that are not Mineral Reserves have no demonstrated economic viability.

The exploration includes core drilling, detailed rehabilitation of old levels, historical data re-evaluation, geological mapping and interpretation, and re-sampling in old-mined areas, and along and down dip of past mining. During 2020 an ongoing drill program detailed the Los Pozos, Promontorio, and Valenciana areas along the Veta Madre and parallel structures, and as such an underground drill program of 22,000 meters is recommended. For 2020-2021 the exploration program should continue with in-fill drilling in the Pozos and Promontorio areas, and evaluations starting in the upper Cata, Cata to Valenciana, and Valenciana to Guanajuatito areas. The budget for this program is summarized in Table 1.5, and includes 22,000 of drilling and compilation, sampling and geological work for upper mine areas that can be safely re-opened, totalling US$2,351,000.

Recommendations are that Great Panther continues mining operations at San Ignacio. For 2020-2021 recommendations also include a concerted effort focused on detail in-fill drilling the Melladito South, Purisima, and Nombre de Dios veins is essential and as such an underground drill program of 3,500 metres is recommended. Surface drilling for 2020-2021 is budgeted at 11,000 metres and will focus on detailing areas south of present mining along the Melladito and Purisima vein structures in the San Pedro and Mexiamora areas, and on targeting exploration targets along the Purisima vein system and parallel structures. At $120 cost per month/meter, the estimated budget for this program is US$1,704,000 (Table 1.5).

Summary	10 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Table 1.5: 2020-2021 Budget for Proposed Exploration, GMC (San Ignacio and Guanajuato)

Project	Type	Months / Meters	Cost per month and /or meter US$	Cost US$
2020 - 2021 Guanajuato	Compilation, Sampling, Geology	5	$11,000	$55,000
	Compilation, Sampling, Geology	12	$4,000	$48,000
	Drilling, BQ & NQ core (all-in costs)	22,000	$100	$2,200,000
Guanajuato Total		22,000m		$2,351,000
2020 - 2021 San Ignacio	Compilation, Sundry, Planning	17	$2,000	$34,000
	Underground Drilling	3,500	$100.00	$350,000
	Surface Drilling	11,000	$120	$1,320,000
San Ignacio Total		14,500m		$1,704,000
Grand Total		36,500m		$4,055,000

Summary	11 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

2.0	Introduction
2.1	Terms of Reference

This TR was completed by Great Panther personnel and provides an update of the mineral resource estimates for Guanajuato and San Ignacio operations only. The Guanajuato Mine Complex is in Guanajuato State, Mexico and comprises the Guanajuato and San Ignacio operations, the GMC processing plant, associated infrastructure, and the exploration projects El Horcon and Santa Rosa. No update is given for the mineral resource at El Horcon (Brown, 2017), and no exploration was done on either the El Horcon or Santa Rosa projects since the effective date of proceeding reports. Presently, the GMC processing plant at Guanajuato processes mined mineralization from the San Ignacio and limited ore from Guanajuato. Guanajuato was on C&M December 31, 2018 to July 2019 with limited stoping of remnants and mining of ore drives since that time.

Great Panther is a publicly traded company listed on the Toronto Stock Exchange and on the NYSE American, engaged in the exploration, development, and production of mineral properties. It is primarily a gold and silver producing company with operating mines in Brazil, including Tucano; and Mexico, including the GMC in the state of Guanajuato and Topia silver, gold, lead, and zinc mine located in the state of Durango.

In accordance with the definitions set out in NI 43-101, Great Panther is a “producing issuer” and is therefore able to have company personnel complete mineral resource estimates internally. The new Mineral Resource estimates in this report are from Guanajuato and San Ignacio, and supersede those for the GMC (Wunder, 2018; Brown, 2017; Brown, 2016; Brown, 2015), Guanajuato (Brown & Nourpour, 2020a; Brown & Sprigg, 2013), and San Ignacio (Brown & Nourpour, 2020b; Waldegger & Brown, 2014; Waldegger, 2012; Smith, 2011).

This TR was prepared by Robert F. Brown, P. Eng., Geological Consultant and Mohammad Nourpour, P. Geo., Resource Geologist both Qualified Persons for Great Panther in accordance with the following documents published by the Canadian securities’ regulatory authorities:

¢	NI 43-101: Standards of Disclosure for Mineral Projects (effective date May 9, 2016).
¢	NI 43-101 Companion Policy (NI 43-101CP): Standards of Disclosure for Mineral Projects (effective date February 25, 2016).
¢	Form NI 43-101F1: TR (effective date June 30, 2011).
¢	Canadian Institute of Mining, Metallurgy, and Petroleum (CIM): Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (November 2019).
¢	CIM Definitions Standards (May 2014).
2.2	Effective Date

The effective date of this TR titled “NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, Guanajuato and San Ignacio Operations, Guanajuato State, Mexico.” is July 31, 2020. The signature and submission date of the TR is December 22, 2020. There were no material changes to the scientific and technical information on the GMC between the effective date and the signature date of the TR.

2.3	Sources of Information

The primary source of information used in the preparation of this Mineral Resource Estimate and TR are the data, observations and analytical results collected by Great Panther personnel and their consultants related to surface exploration drilling, underground drilling and surface/underground sampling and analytical results as of the effective date of this TR.

Introduction	12 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

2.4	Qualified Persons & Current Personal Inspection

The Qualified Persons responsible for the preparation of the report are Mr. Robert F. Brown, P. Eng., Geological Consultant, and Mr. Mohammad Nourpour, P. Geo., Resource Geologist, both non-independent Qualified Persons for Great Panther.

Geological data review, interpretation, geological modelling, Mineral Resource estimation, Mineral Resource classification, and all other related activities completed in the preparation of this Report were performed under the supervision of the Great Panther Qualified Person.

Mr. Brown has travelled to the GMC on numerous occasions and most recently from August 20-24, and December 6-11, 2019 to perform the Qualified Person site visit and inspection as required under NI 43-101. Mr. Nourpour travelled to the GMC from August 20-24, 2019 to perform the Qualified Person site visit and inspection as required under NI 43-101. During the site visit the Qualified Persons reviewed the accessible underground workings along mineralized horizons and reviewed all relevant data including core logging, splitting, sampling and analytical methods and procedures at the core logging and storage facility as well as verifying the locations of drill holes and reviewing the project property geology and access.

2.5	Language, Currency, & Measurement Standards

Unless otherwise indicated, this TR uses Canadian English spelling, United States of America dollar currency (US$) and System International (metric) units.

Coordinates in this TR are presented in metric units’ meters (m) or kilometers (km), using the Universal Transverse Mercator (UTM) projection (Zone 14N), World Geodetic System 1984 (WGS1984) datum. Elevations are reported as meters above sea level (masl). Block Models and wireframes are created in local grid coordinates.

Introduction	13 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

3.0	Reliance on Other Experts

For certain Items in this TR (described below in Sections 3.1 and 3.2) the Qualified Person relied on a report, opinion, or statement of another expert who is not a Qualified Person, or internal information provided by Great Panther personnel. In each case, the Qualified Persons disclaims responsibility for such information to the extent of his reliance on such reports, opinions, or statements.

This TR has been compiled in-house by Great Panther personnel, under the supervision of Robert F. Brown, P. Eng., Geological Consultant and Mohammad Nourpour, P. Geo., Resource Geologist, both Qualified Persons for Great Panther. The information, conclusions, opinions, and estimates contained herein are based upon internal information available at the time of writing this TR and assumptions, conditions, and qualifications as set forth in this report.

3.1	Legal Status & Mineral Tenure

For Section 4.2 of this report and the related portions of Section 1 of this report, Mr. Robert F. Brown, the Qualified Person for Section 4 of this TR, has reviewed property title records or mineral rights for the Guanajuato Mine Complex properties and opinions prepared by the Company’s third-party legal counsel as of July 31, 2019 and on this basis confirms title in the name of Minera Mexicana El Rosario S.A. de C.V. (100% beneficially owned Mexican subsidiary of Great Panther).

3.2	Environmental Matters

For Section 20.0 of this report, Mr. Robert F. Brown, the Qualified Person for Section 20.0 of this TR, has fully relied upon the work of Guanajuato staff from the Health, Safety, and Environment department who are not qualified persons concerning the environmental, socioeconomic, and permitting matters relevant to this TR. Environmental matters have been summarized from various audits and reviews, and opinions provided by Guanajuato staff to the effective date of this TR.

Reliance on Other Experts	14 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

4.0	Property Description & Location
4.1	Description & Location

The Guanajuato Mine Complex properties are situated north of the City of Guanajuato, Guanajuato State, Mexico, approximately 380 km northwest of Mexico City (see Figure 4.1).

Figure 4.1: Project Location Map

4.2	Mineral Tenure

The properties consist of 50 contiguous and non-contiguous mineral concessions that cover approximately 10,355.39ha in area (see Table 4.1). The claim groups are located at approximately 21° 03' N latitude and 101° 15' W longitude (NAD 27 UTM 265500E, 2327500N). Great Panther holds a 100% interest in the properties through its wholly beneficially owned Mexican subsidiary, MMR.

For display and description purposes the claims have been subdivided into the Guanajuato, San Ignacio, El Horcon and Santa Rosa areas as illustrated on Figure 4.2 and as listed in Table 4.1. Updates for El Horcon and Santa Rosa are not included in this TR.

The mineral concessions that comprise the Great Panther holdings at Guanajuato and San Ignacio are presented in Figure 4.3 and Figure 4.4 respectively. Claim boundaries have been legally surveyed.

Property Description & Location	15 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Table 4.1: Mineral Concessions that comprise the Great Panther holdings at the GMC

Mineral Concessions	Title No.	Hectares	Date of Record (DD/MM/YYYY)	Expiration Date (DD/MM/YYYY)
Guanajuato
La Victoria	168162	28.7718	2/3/1981	1/3/2031
Cata	168163	91.604	2/3/1981	1/3/2031
Esperanza	168164	47.489	2/3/1981	1/3/2031
Valenciana	168165	91.9428	2/3/1981	1/3/2031
Rayas	168167	88.6727	2/3/1981	1/3/2031
1ra. Ampliacion de Esperanza	168169	8.9073	2/3/1981	1/3/2031
Primera Ampl. de Valenciana	168170	97.3097	2/3/1981	1/3/2031
El Borrego	168171	24	2/3/1981	1/3/2031
El Progreso	180370	30.8635	25/03/1987	24/03/2037
El Promontorio	180371	10.3232	26/03/1987	25/03/2037
El Caliche	233320	7.8465	10/2/2009	9/2/2059
Animas o Espiritu Santo	233312	4.14	23/05/1930	4/2/2059
San Vicente	233311	3.0552	5/2/2009	4/2/2059
Pipichagua	160650	6	10/10/1974	9/10/2024
Nueva Seguridad	160674	27	10/10/1974	9/10/2024
La Guadalupana	161526	16	25/04/1975	24/04/2025
Socavon de La Fe	189664	15	5/12/1990	4/12/2040
El Zapote	214890	80.7106	4/12/2001	3/12/2051
El Triangulo	229058	0.1237	28/02/2007	27/02/2057
San Ignacio
San Francisco de Pili	168161	97.2871	2/3/1981	1/3/2031
Purísima Conception	168166	66	2/3/1981	1/3/2031
San Pedro Gilmonene	168168	72.1458	2/3/1981	1/3/2031
San Francisco de Asis	169359	6.8808	11/11/1981	10/11/2031
La Chuparrosa	169360	1.2	11/11/1981	10/11/2031
San Antonio	177934	49	29/05/1986	28/05/2036
Primera Ampl. de San Antonio	215568	32.1847	5/3/2002	4/3/2052
Robledo	191436	49.486	19/12/1991	18/12/2041
Primera Ampliacion de Sirio	192176	24	19/12/1991	18/12/2041
El Horcon
Ampl. San Ignacio de Loyola	214853	420	4/12/2001	3/12/2051
La Perlita I	215054	226.7442	7/2/2002	6/2/2052
La Perlita Frac. I	215055	280.8344	7/2/2002	6/2/2052
La Perlita Frac. II	215056	181.3383	7/2/2002	6/2/2052
Comanja	215375	99.927	19/02/2002	18/02/2052
Ana Camila	222078	700	7/5/2004	6/5/2054
Ana Camila I	224984	100	6/7/2005	5/7/2055
Horcon 1	225451	222.9318	8/9/2005	7/9/2055
Horcon 2 Fracción I	225467	1222.0977	9/9/2005	8/9/2055
Horcon 2 Fracción II	225468	15	9/9/2005	8/9/2055
Horcon 3 Fracción I	226421	33.183	17/01/2006	16/01/2056
Horcon 3 Fracción II	226422	6.2134	17/01/2006	16/01/2056
Horcon 4 Fracc. II	228453	10	22/11/2006	21/11/2056
Horcon 4 Fracc. III	228454	2.2936	22/11/2006	21/11/2056
Horcon 4 Fracc. IV	228455	0.1251	22/11/2006	21/11/2056
Horcon 4 Fracc. V	228456	0.0205	22/11/2006	21/11/2056
Santa Rosa
Canada de la Virgen	214875	30.0	4/12/2001	3/12/2051
Jardin de Oro	243423	4,213.0	3/10/2014	2/10/2064
Reducción Salaverna	219875	178.8078	29/04/2003	22/05/2050
Reducción Salaverna Norte 1	217140	1187.0675	18/06/2002	15/01/2048
Clavellina	211241	120	18/04/2000	17/04/2050
Nuevo Guerrero	186242	27.8617	22/03/1990	21/03/2040
Total		10,355.39

Property Description & Location	16 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Figure 4.2: GMC Mineral Concession groups

Figure 4.3: Mineral Concessions, Guanajuato

Property Description & Location	17 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Figure 4.4: Mineral Concessions, San Ignacio

4.3	Surface Rights

The GMC tailings disposal area and the San Ignacio waste rock dump are contained within the property boundaries in areas where the Company holds surface rights (Figure 4.5).

Surface rights owned by the Company are limited to blocks of ground over the present underground development (new roads, mine rock dumps, and surface infrastructure). Surface access is negotiated with various individual owners. There are no known environmental liabilities associated with the mineral claims.

Surface rights for the GMC operations are presented in Figure 4.5.

Property Description & Location	18 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Figure 4.5: Surface rights and tailings disposal location

4.4	Agreements & Encumbrances

The major Agreements and Contracts are listed in Item 19.2 of this TR. There are no encumbrances related to the GMC as of the effective date of this TR.

4.5	Mining Royalties & Taxes

Mexican taxes on mineral claims are due bi-annually in January and July (the Company is up to date), and assessment must be filed annually each May (the Company is up to date).

MMR pays 0.5% of the silver and gold sales related to the GMC to the Minister of the Economy (Secretaria de Economia). As well, there is a 2% royalty over Reduccion Salverna, title #219875, Reduccion Salverna Norte 1, title # 217140, Clavellina, title # 211241, and Nuevo Guerro, title # 186242.

4.6	Environmental Liabilities

There are no known environmental liabilities associated with the GMC as of the effective date of this TR.

4.7	Permitting

All permits are in-place to allow exploration and exploitation at Guanajuato and San Ignacio and are summarized in Item 20.0 of this TR.

Property Description & Location	19 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

4.8	Other Significant Factors & Risks that May Affect Access, Title, or the Right or Ability to Perform Work on the Property

Other than metal price fluctuations, there are no other known significant factors or risks that are expected to affect access, title or right or ability to perform work at the GMC as of the effective date of this TR.

Property Description & Location	20 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

5.0	Accessibility, Climate, Local Resources, Infrastructure, & Physiography
5.1	Accessibility

Refer to Figure 5.1 for a map of regional access for the GMC.

Figure 5.1: Regional access for the GMC

The Guanajuato property is located approximately 380 km by road northwest of Mexico City and is situated along the north-eastern side of the city of Guanajuato. The property is accessible via city streets. The municipality of Guanajuato has a population of approximately 184,239 (2015 census) and is located approximately 50 km, by road, from the Guanajuato International Airport (Del Bajío international airport at León), Mexico. The mine area is easily accessible from major population centers in central Mexico via a system of modern roads. The San Ignacio property is located approximately 8 km northwest of the City of Guanajuato, in Guanajuato State, Mexico, and is accessed via a 35-minute drive from the outskirts of the city, mostly by paved road through the towns of Santa Ana and Cristo Del Rey.

5.2	Climate

The Guanajuato area has a dry climate with annual mean temperature of 25°C, however, winters can be cool, with lows approaching 0°C. Annual precipitation averages approximately 600mm which generally falls between June and October. The exploration and mining work can be conducted year-round uninterrupted by weather.

A summary of the historical climate data for Guanajuato City, as compiled over 60 years on the www.weatherbase.com website, is presented in Figure 5.2. Mean daylight hours were compiled over a 30-year period.

Accessibility, Climate, Local Resources, Infrastructure, & Physiography	21 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Figure 5.2: Historical Guanajuato City climate data

Source: www.weatherbase.com website

5.3	Local Resources & Infrastructure

Most of the supplies and labour required for the exploration programs were sourced from the cities of Guanajuato or León. The area has a long history of mining, and there is an ample supply of skilled personnel and the surface facilities enough for a mining operation. Storage, waste disposal, and plant sites are well established.

The Company has negotiated surface rights sufficient for mining operations at San Ignacio. Grid power is available to the property, and some buildings and storage sheds exist on site at the old San Ignacio shaft. New surface facilities near the ramp (within the last five years) include roads, a mechanical shop, an electrical substation, diesel storage, waste dumps, and security facilities. Electrical Power for the GMC is provided by the Federal Electricity Commission (CFE Comision Federal de Electricidad) which is owned by the Mexican Government. There is one power transmission line (13,200V) that provide the electrical power supply for the plant and mine. At Guanajuato, there are eight electrical substations of different capacities, including two compact substations, one for the Cata shaft hoist and Cata compressors. There are seven transformers with different capacities, two of 1500KVA, one of 600KVA, three of 500KVA and one of 225KVA. At San Ignacio, there are four electrical substations of different capacities, including a substation for the compressor’s operation. There are four transformers with different capacities, one of 1500KVA, one of 900KVA, one of 600KVA and one of 75KVA. Water for the operations comes from storage in historical underground workings.

5.4	Physiography

Guanajuato is located within the Central Plateau of Mexico in the Sierra Guanajuato Mountains. The terrain is moderately rugged, with elevations on the property ranging from 1,600 to 2,200 masl. Hillsides are deeply incised by drainage and slopes are moderately to extremely steep. Vegetation consists of grasses, small trees, shrubs, and cacti. Larger trees grow in the valley bottoms where there is more water.

San Ignacio is characterized by rolling hills with small-incised drainages, which generally provide windows through thin soil cover to bedrock exposures. Two small villages (San Pedro and Mexiamora) are located within the property, as are several other isolated homes and small farms. Some of the property is underlain by cultivated land on which local farmers grow corn.

Accessibility, Climate, Local Resources, Infrastructure, & Physiography	22 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

6.0	History
6.1	Ownership & Development History

6.1.1  Guanajuato

Exploration in the Guanajuato mining district dates to 1548 when silver mineralization was first discovered in the La Luz area by Spanish colonists. Two years later an outcrop of the Veta Madre was found on what is now the Rayas mineral claim. Mining took place on a relatively small scale until the early 1700s when application of explosives for tunnelling resulted in a significant increase in productive capacity. In the latter portion of the 18th century, Antonio Obregón y Alcocer financed the discovery and development of the Valenciana Mine (within the present Valenciana mineral claim). This mine became one of the premier silver mines in the world, at the time accounting for a third of global annual silver production. The Spanish controlled mining in the district until 1816 when mining ceased, and all production facilities were destroyed during the Mexican War of Independence. The Valenciana Mine was reopened in 1868 with British capital. The British interests ran the mines for ten years but did not enjoy much success, losing a considerable amount of money. Operations at that time were hampered by a lack of rail facilities and the necessity for hauling heavy equipment from the coast by mule. Mining production declined during the early 1900s due to low metal prices. At that time, American interests acquired and reopened many of the mines. Old ore dumps and tailings were reprocessed to extract gold and silver using the newly discovered cyanide process; however, the onset of the Civil War in 1910 severely curtailed mining activity in the country, resulting in a decades-long slump in production.

By the mid-1930s, demands for higher pay and better working conditions resulted in the mines being turned over to the Sociedad Cooperativa Minera Metalurgica Santa Fe de Guanajuato (the Cooperative) in 1939. The Cooperative operated several mines in the district throughout the latter half of the 20th century and into the 2000s. Great Panther acquired Guanajuato from the Cooperative in 2005. The operation included two main properties (Guanajuato and San Ignacio claims), a plant, workshops and administration facilities, mining infrastructure, and certain surface rights (real estate). The total purchase price was US$7,250,000 (paid) consisting of staged cash payments to the end of 2006.

Currently, the major assets and facilities associated with Guanajuato are:

¢	Silver-gold deposits within the Veta Madre trend
¢	The physical plant site including crushing, grinding, flotation and dewatering, the tailings storage facility, mine shafts and associated facilities, coarse ore bin, main ventilation fan, workshops, warehouses, administration buildings and dry facilities
¢	Facilities providing basic infrastructure to the mine, including electric power from the national power grid and water supply from mine workings. The Cata plant site is served by community provided services such as water and sewerage
¢	Underground infrastructure including mine shafts, ramps, ventilation raises, maintenance shops, and mobile equipment fleet
¢	Access by paved roads to the plant and unsealed roads to the tailing’s facility

6.1.2  San Ignacio

Exploration in the Guanajuato mining district dates to 1548, when silver mineralization was first discovered in La Luz area by Spanish miners on their way to find their fortune on the newly discovered bonanza veins in the Mexican state of Zacatecas. Historical documentation has indicated that mining activity on the La Luz vein system has passed through numerous “boom and bust” cycles. No mining records remain of work undertaken in the area from 1548 until 1793. Research by Great Panther geologists has turned up a few maps post-dating 1793, depicting the development and mining from several shafts and adits.

History	23 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

The Cooperative amassed what is now San Ignacio.

On the San Ignacio property, there are twelve known historical workings including major shafts at San Ignacio, Purisima, Pili, and San Jose de Gracia. No production figures for these workings are available except for those relating to the mining by the Cooperative from the San Ignacio shaft. Cooperative records from 1977 to 2001 indicate that 617,455 tonnes at a grade of 113g/t Ag and 1.01g/t Au were extracted from the San Ignacio shaft along the Purisima vein structure, at an average rate of 85t/d. As there was no processing facility at San Ignacio, ore was trucked back to Guanajuato plant in the main GMC, approximately 20 km by road.

Great Panther began underground development at San Ignacio in late November 2013 using a surface portal and ramping to access both the Intermediate and Melladito veins. Ore continues to be trucked by road to GMC plant.

6.2	Exploration

Table 6.1 summarizes the Company’s GMC drilling to date at Guanajuato and San Ignacio.

Table 6.1: Summary of Great Panther drilling at Guanajuato & San Ignacio

Year	GUANAJUATO		SAN IGNACIO		SUBTOTAL
	No. of Drill Holes	Total Depth (m)	No. of Drill Holes	Total Depth (m)	No. of Drill Holes	Total Depth (m)
2005	8	1,567.3	-	-	8	1,567.3
2006	44	6,388.1	-	-	44	6,388.1
2007	65	10,148.0	-	-	65	10,148.0
2008	61	8,214.9	-	-	61	8,214.9
2009	32	1,559.4	-	-	32	1,559.4
2010	125	17,565.0	5	2,294.0	130	19,859.0
2011	157	22,343.4	56	16,878.5	213	39,221.9
2012	189	29,295.9	43	9,556.3	232	38,852.2
2013	159	26,253.3	13	1,143.7	172	27,397.0
2014	138	12,510.1	27	3,832.2	165	16,342.3
2015	109	12,339.0	34	4,739.4	143	17,078.4
2016	31	6,677.2	43	9,029.7	74	15,706.9
2017	77	13,696.8	102	22,165.0	179	35,861.8
2018	76	10,169.1	53	11,722.4	129	21,891.5
2019	123	8,792.7	75	10,721.2	198	19,513.9
2020[1]	52	4,368.0	40	4,306.7	92	8,674.7
Total:	1,446	191,888.2	491	96,389.1	1,937	288,277.3

Note:

1.	Drilling to July 31, 2020

6.2.1  Guanajuato

The Cooperative conducted limited surface and underground diamond drilling on Guanajuato. The authors have been informed through personal communication that the drill core from these holes no longer exists, although the logs and assays from these holes are available in the Mine Geology Department at the Cata mine site in Guanajuato and in electronic format. The Cooperative data was not included in the resource estimate.

At Guanajuato, the Company has drilled 1,446 holes totalling 191,888.2m. Between the last TR effective date (October 31, 2019) to July 31, 2020 the Company has drilled 79 holes totalling 6,154.1m.

6.2.2  San Ignacio

The Cooperative initiated diamond drilling on the San Ignacio property in 1979 with drilling from underground workings at the San Ignacio shaft. Holes from surface were drilled sporadically during the period from 1982 until 1990 and focused on a vein system parallel to, and to the east of, the mineral resource in this report. The authors have been informed through personal communication that the drill core from these holes no longer exists, although the logs and assays from these holes are available in the Mine Geology Department at the Cata mine site in Guanajuato and in electronic format. The Cooperative data was not included in the resource estimate.

At San Ignacio, the Company has drilled 491 holes totalling 96,389.1m. Between the last TR effective date (July 31, 2019) to July 31, 2020 the Company has drilled 54 holes totalling 5,879m.

History	24 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

6.3	Historical Mineral Resource & Reserve Statements

A summary of the historical mineral resource estimates for the property are presented in Table 6.2 (Guanajuato) and Table 6.3 (San Ignacio). Great Panther is not treating the below historical estimates as current Mineral Resource estimates and the Qualified Persons have not done sufficient work to classify historical estimates as current Mineral Resource estimates. Historical estimates should not be relied on and are presented for historical reference only.

Table 6.2: Historical Mineral Resources & Reserve Estimates, Guanajuato

Effective Date	Company	Class	Tonnes	Au g/t	Ag g/t	Method	Cut off
May 31 2009	Wardrop Engineering Inc.	Indicated	351,995	1.19	359	ID2	US$37.50
		Inferred	24,233	0.98	296
Jan 31 2011	Scott Wilson Roscoe Postle Associates Inc.	Measured	188,000	1.64	306	ID3	136 g/t Ag eq
		Indicated	211,000	2.55	270
		M&I	399,000	2.12	287
		Inferred	212,000	4.39	106
Jan 31 2012	Robert F. Brown	Measured	275,800	2.21	264	ID3	Measured and Indicated Mineral Resources are estimated at a cut-off grade of 50 g/t Ag eq. For Inferred: Cut-off grades are 145, 115, 150 and 180g/t Ag eq for Cata, Pozos, SM and GTTO
		Indicated	232,600	2.66	122
		M&I	508,500	2.41	199
		Inferred	223,200	2.10	221
Jul 1 2013	Robert F. Brown & Linda Sprigg	Measured	362,000	1.82	179	ID3	Measured Mineral Resources are estimated at a cut-off grade of 50g/t Ag eq. Inferred Mineral Resources are reported at area-specific cut-offs as follows: Cata 176 g/t Ag eq, Guanajuatito 164g/t Ag eq, Pozos 178g/t Ag eq, San Cayetano 169g/t Ag eq, Santa Margarita 166g/t Ag eq, Valenciana 167g/t Ag eq and Promontorio 166g/t Ag eq.
		Indicated	142,600	1.22	163
		M&I	504,700	1.65	174
		Inferred	433,900	2.32	140
Jul 31 2014	Robert F. Brown	Measured	184,530	3.24	309	ID3	Ag eq cut-off for Cata 248g/t, Pozos 260g/t, Guanajuatito 352g/t, Santa Margarita 274g/t, Valenciana 360g/t, Promontorio 260g/t, San Cayetano 274g/t.
		Indicated	36,017	2.20	335
		M&I	220,546	3.07	313
		Inferred	163,583	3.37	101
Jul 1 2015	Robert F. Brown	Measured	90,365	1.81	285	ID3	US$74 per tonne Cut-off
		Indicated	59,352	1.04	245
		M&I	149,716	1.50	269
		Inferred	135,571	2.30	151
Jul 31 2016	Robert F. Brown	Measured	114,695	1.53	264	ID3	Cut-offs are based on the marginal operating costs per mining area being US$76/tonne for Cata, US$85/tonne for Santa Margarita / San Cayetano, US$72/tonne for Los Pozos, US$66/tonne for Guanajuatito, and US$74/tonne for Valenciana
		Indicated	36,480	1.19	216
		M&I	151,175	1.45	253
		Inferred	147,327	2.13	129
Aug 31 2017	Matthew C. Wunder	Measured	170,978	1.50	227	ID3	Cut-offs are based on the marginal operating costs per mining area being US$76/tonne for Cata, US$70/tonne for Santa Margarita / San Cayetano, US$68/tonne for Los Pozos, US$93/tonne for Guanajuatito, and US$80/tonne for Valenciana / Promontorio.
		Indicated	43,929	1.25	215
		M&I	214,907	1.45	224
		Inferred	158,846	2.04	136
Oct 31 2019	Robert F. Brown & Mohammad Nourpour	Measured	256,260	1.72	206	ID3	Cut-offs are based on the marginal operating costs per mining area being US$113/tonne for Cata, US$75/tonne for Santa Margarita / San Cayetano, US$77/tonne for Los Pozos, US$124/tonne for Guanajuatito, US$60/tonne for Promontorio, and US$197/tonne for Valenciana.
		Indicated	87,476	1.62	199
		M&I	343,736	1.69	204
		Inferred	208,609	2.32	168

History	25 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Table 6.3: Historical Mineral Resources & Reserve Estimates, San Ignacio

Effective Date	Author	Class	Tonnes	Au g/t	Ag g/t	Method	Cut off
Aug 30 2011	Janelle Smith	Inferred	611,000	2.05	127	Ordinary Kriging	Base case cut-off grade of 118g/t silver equivalent, with a 50:1 ratio of silver to gold value.
Mar 31 2012	Michael Waldegger	Inferred	826,000	2.28	121	Ordinary Kriging	Base case cut-off grade of 125g/t silver equivalent, with a 60.8:1 ratio of silver to gold value.
Apr 06 2014	Robert F. Brown & Michael Waldegger	Indicated	103,000	3.54	165	ID3	Base case cut-off grade of 125g/t silver equivalent, with a 60:1 ratio of silver to gold value.
		Inferred	737,000	2.04	115
July 31 2014	Robert F. Brown	Indicated	180,300	3.03	173	ID3	US$100 NSR per tonne Cut-off based on full cost.
		Inferred	787,700	3.26	160
July 31 2015	Robert F. Brown	Measured	249,810	3.39	151	ID3	US$74 NSR per tonne marginal operating costs Cut-off.
		Indicated	110,542	2.79	133
		M&I	360,352	3.20	145
		Inferred	770,950	2.76	138
July 31 2016	Robert F. Brown	Measured	408,327	2.88	116	ID3	Cut-offs are based on the marginal operating costs per mining area being US$57/tonne.
		Indicated	133,398	2.56	106
		M&I	541,725	2.80	114
		Inferred	645,318	2.15	121
Aug 31 2017	Matthew C. Wunder	Measured	801,468	3.09	142	ID3	Cut-offs are based on the marginal operating costs per mining area being US$71/tonne.
		Indicated	196,949	2.68	215
		M&I	998,417	3.01	141
		Inferred	573,431	2.44	130
July 31 2019	Robert F. Brown & Mohammad Nourpour	Measured	314,863	3.06	156	ID3	Cut-offs are based on the marginal operating costs per mining area being US$100/tonne
		Indicated	71,554	2.87	173
		M&I	386,417	3.03	159
		Inferred	501,870	2.69	149
6.4	Production History

Production achieved by Great Panther to the end of July 2020 for the GMC is summarized in Table 6.4 below. Blending of the Guanajuato and San Ignacio material began in July 2016 and the processing (milling) of the blended ore continued to December 2018 and then on limited basis. Guanajuato was on C&M from January 2019 to July 2019 and presently produces from limited stoping of remnants and mining of ore drives.

Table 6.4: Production Summary, GMC

Year	Tonnes Mill/Mine GTO	Tonnes Mill/Mine San Ignacio	Tonnes (milled)	Ag (oz)	Au (oz)
2006	86,111	-	86,111	105,480	988
2007	203,968	-	203,968	521,225	3,794
2008	155,079	-	155,079	848,083	5,488
2009	138,517	-	138,517	1,019,751	6,748
2010	144,112	-	144,112	1,019,856	6,619
2011	169,213	-	169,213	959,490	7,515
2012	174,022	-	174,022	1,004,331	10,350
2013[1]	220,463	1,082	221,545	1,079,980	15,063
2014[1]	213,658	54,154	267,812	1,239,009	15,906
2015[1]	180,691	129,253	309,944	1,708,061	21,126
2016[1]	136,349	183,694	320,043	1,473,229	21,626
2017[1]	131,335	185,475	316,810	1,386,964	21,501

History	26 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Table 6.4: Production Summary, GMC

Year	Tonnes Mill/Mine GTO	Tonnes Mill/Mine San Ignacio	Tonnes (milled)	Ag (oz)	Au (oz)
2018[1]	88,364	212,650	301,014	1,096,757	19,073
2019[1]	7,610	179,886	187,610	590,781	11,588
2020[1,2,3]	15,563	65,851	82,639	291,105	3,977
Total	994,033	1,012,045	3,078,439	14,344,102	171,362

Source: Great Panther Annual reports for 2006 to 2019 inclusive

1.	2006-2015 reported figures reflect tonnes milled, 2016-2020 reported figures reflect tonnes mined which has a small discrepancy to tonnes milled.
2.	2020 details from production records to July 31, 2020
3.	The operations at the GMC were suspended from April 2, 2020 through June 3, 2020 on account of the directive of the Mexican Federal Government to mitigate the spread of COVID-19.

6.4.1	San Ignacio

Great Panther has recovered material from low-grade surface stockpiles (San Jose de Gracia shaft area) on the San Ignacio property and processed it in the GMC plant. A total of 10,252 tonnes averaging 0.42g/t Au and 61g/t Ag were processed since the start of the campaign in March 2011 ending in March 2012. Mine development by Great Panther commenced in October 2013. Production from San Ignacio is tabulated from production records from late 2013 to July 31, 2020 (see Table 6.5) and totals 1,012,044 tonnes grading 118g/t Ag and 2.83g/t Au. Blending of the Guanajuato & San Ignacio began in July 2016 and the processing (milling) of the blended ore has continued to the present.

Table 6.5: Production Summary, San Ignacio

Year	Tonnes	Ag (g/t)	Au (g/t)
2013	1,082	121	2.11
2014	54,154	129	2.49
2015	129,253	147	3.19
2016	183,694	120	2.99
2017	185,475	115	3.11
2018	212,650	105	2.57
2019	179,885	110	2.31
2020[1,2]	65,851	113	1.89
Total	1,012,044	118	2.83

Note:

1.	2020 details from production records to July 31, 2020
2.	The operations at the GMC were suspended from April 2, 2020 through June 3, 2020 on account of the directive of the Mexican Federal Government to mitigate the spread of COVID-19.

During the effective period of this report, September 1, 2019 to July 31, 2020, San Ignacio produced 139,583 tonnes grading 116g/t silver and 2.08g/t gold, at a rate of 668 tonnes per operating day.

History	27 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

7.0	Geological Setting and Mineralization
7.1	Regional Geology

The GMC is in the Guanajuato Mining District, which is in the southern part of the Mesa Central physiographic province. The Mesa Central is an elevated plateau of Cenozoic volcanic and volcaniclastic rock (66 Ma to present) located in central Mexico. It is bounded to the north and east by the Sierra Madre Oriental, to the west by the Sierra Madre Occidental, and to the south by the Trans-Mexican Volcanic Belt.

Rocks within the Mesa Central consist of a Paleocene to Pliocene sequence of dacite-rhyolite, andesite, and basalt, (66 Ma to present), with related intrusive bodies and intercalated local basin fill deposits of coarse sandstones and conglomerates. This Cenozoic volcanic-sedimentary sequence overlies a package of deformed and weakly metamorphosed Mesozoic submarine mafic volcanic and turbidite rocks.

Within the Mesa Central, the GMC is situated within the Sierra de Guanajuato, a northwest-trending anticlinal structure approximately 100 km long and 20 km wide (see Figure 7.1). The strata within the belt are transected by northwest, north, east-to-west, and northeast-trending regional scale faults. It is predominantly the northwest-trending structures that control the position of mineralization. Normal fault movement along northeast-trending faults resulted in the downward displacement of certain blocks and the preservation of strata that was eroded in other areas. The northwest faults and structural intersections along these faults are therefore important locators of mineral camps within the belt.

Cretaceous volcanic rocks (145 Ma – 79 Ma) of La Luz Basalt underlie the San Ignacio property. These rocks are part of a volcanic-sedimentary complex that has various tectonic interpretations, but in general preserves a tectonic history though to be related to a north-eastward tectonic thrust event. By contrast, much of the area to the south (e.g., in and around Guanajuato property) is underlain by a series of Tertiary volcanic rocks that lie unconformably on top of the La Luz Basalt. The lower Guanajuato Conglomerate is widespread and is of mid-Eocene to early Oligocene (41.2 Ma - 27.82 Ma). Later volcanic rocks were deposited unconformably on the Guanajuato conglomerate in a caldera setting at the intersection of regional northeast and northwest mid-Oligocene extensional fracture systems.

Three main northwest-trending precious metal-bearing vein systems occur in the district as follows: The Sierra, Veta Madre, and La Luz systems (see Figure 7.1).

The low sulphidation epithermal system deposit characteristics encountered in the Rayas, Cata, Valenciana, Guanajuatito, Pozos, San Vicente, San Cayetano and Santa Margarita zones in the Guanajuato mine are:

¢	Quartz-adularia vein / breccia system
¢	Shear controlled
¢	Vertical extension over 700m
¢	Native Silver
¢	Electrum
¢	Sulphides and Ag-sulphides
¢	Sulphosalts
¢	Quartz and calcite
¢	accessory pyrite, galena, sphalerite, and chalcopyrite

Geological Setting and Mineralization	28 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

San Ignacio includes low sulphidation epithermal system deposits characterized by:

¢	quartz-calcite vein / breccia system
¢	shear controlled
¢	vertical extension 200m
¢	silver (acanthite and pyrargyrite), gold (electrum)
¢	very low sulphide content (pyrite)

Figure 7.1: Guanajuato regional geology

Source: modified from Servicio Geologico Mexicano, 1998. Carta Geologico-Minera, Guanajuato F14-C43, & Servicio Geologico Mexicano, 1999. Carta Geologico-Minera, Guanajuato F14-C42 1: 50,000 regional geology maps

7.2	Local & Property Geology

The Guanajuato Mining District is underlain by Mesozoic marine sediments and predominantly mafic submarine lava flows, (252 Ma – 66 Ma), of the Luz and Esperanza Formations, which are weakly metamorphosed and intensely deformed. This basal sequence is cut by a variety of intrusive bodies ranging in composition from pyroxenite to granite with tonalitic and dioritic intrusive being the most volumetrically significant.

Geological Setting and Mineralization	29 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

7.2.1  Guanajuato

At Guanajuato, Cenozoic volcanic and volcanogenic sediments unconformably overlie the Mesozoic basement rocks. In the area, the oldest Cenozoic unit is the Paleocene Comanja granite, (66 Ma – 56 Ma), this was followed by the Eocene extrusion of andesite (56 Ma – 33.9 Ma) which was sporadically deposited and contemporaneous with the deposition of the Guanajuato conglomerate in localized grabens. The Guanajuato conglomerate underlies an unconformity beneath a sequence of felsic to mafic volcanic rocks that consist of Oligocene ignimbrites, lava flows and domes (33.9 Ma – 23 Ma). The local area geology is shown on Figure 7.2.

The country rocks are transected by numerous faults which host precious metal-bearing veins, stockworks and breccia. The veining and mineralization is early Oligocene in age and hence contemporaneous with the eruption of felsic – intermediate volcanic rocks. The primary strike direction of the faults which host the mineralized veins is northwest. Of lesser significant are the north-south, east-west, and northeast orientations. Principal fault systems in the Guanajuato camp are the La Luz, Sierra, and Veta Madre as displayed on Figure 7.1. The Veta Madre hosts the Mineral Resource that is the subject of this report. The Veta Madre structure is traceable for 25 km through the district. It strikes northwest southeast and dips at ~45 degrees to the southwest. A longitudinal section along the plane of the main productive portion of the Veta Madre is shown as Figure 7.3.

Figure 7.2: Local geology, Guanajuato

Source: modified from Servicio Geologico Mexicano, 1998. Carta Geologico-Minera, Guanajuato F14-C43, 1: 50,000 regional geology map.

Geological Setting and Mineralization	30 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Figure 7.3: Long section along the plane of the Veta Madre, Guanajuato

7.2.2  San Ignacio

The San Ignacio property is underlain by a monotonous package of basalt (Kbas) and andesite (Kanlf) volcanic rocks belonging to the lower Cretaceous La Luz andesite (Randall R. et al., 1994; Stewart, 2006; Baker, 2012). The basalt generally has subtle to well-developed pillow structures that are locally flattened. In a few localities, inter-pillow hyaloclastite is present and is characterized by a fine breccia composed of devitrified glass shards in a fine groundmass. Primary layering and tops-up indicators are generally difficult to determine from the small outcrops typical of the property, but according to Stewart (2006), the San Ignacio property stratigraphy is not overturned.

Andesite is generally massive to locally feldspar-phyric to laminated (very rarely) and was probably formed by accumulation of a series of extrusive flows and ash falls.

Locally, these volcanic rocks have interbeds composed of sandstone, siltstone, or fine, pale ash layers (generally sericite-quartz). A more coarse-grained felsic (possibly dacite) unit is exposed northwest of the San Jose mine in the southern part of the property. Where observed, bedding is generally shallowly dipping.

The mapped distribution of basalt and andesite units is consistent with a lower unit of pillowed basalt, overlain and broadly in-folded with andesite. Although Stewart (2006) mapped mostly basalt across the San Ignacio property, he also reported that the stratigraphy east of Guanajuato generally consists of a lower pillowed basalt unit overlain by varied andesite volcanic rocks, so it is likely that similar stratigraphy is present at San Ignacio.

The mapped distribution of basalt and andesite units is consistent with open, shallowly plunging, property-scale folding.

Two types of dykes are present on the property, and both are quite rare. In the northern part of the property, a few fine-grained mafic dykes are exposed and preserve foliation and fractures like the host volcanic rocks, so these dykes are probably quite early. Fine-grained felsic dykes occur locally near the Veta Nombre de Dios structure, and are generally moderately silicified with minor fine-grained pyrite.

The interpreted property geology map is presented in Figure 7.4.

Geological Setting and Mineralization	31 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Figure 7.4: Local geology, San Ignacio

258,000mE
259,000mE
260,000mE
2,329,000mN
2,328,000mN
2,327,000mN
2,326,000mN
N
Mine
Shaft
Cata
Hundido
Planta Beneficio
Robbin
Socavon
Veinlet
Fracture
VEIN
In-situ
Inferred
FAULT
Normal inferred
Normal in-situ
ALTERATION
Argillization
Chlorite-Epidote
Oxidation
Disseminated Pyrite
Silicification
GEOLOGICAL UNITS
Andesite, pillowed
Andesite Basalt, layered
HYDROLOGY
Rivers
Lakes
Contour
Mineral claim block
SAN IGNACIO
HISTORIC SAN IGNACIO
MEXIAMORA
Melladito
Purísima
San Pablo
Sol
Rosario
San Pedro
200
0
200 m
GREAT PANTHER MINING LTD.
San Ignacio
Guanajuato State, Mexico
Local Geology
Date
July 2020
Scale
as shown
Figure
7.4

Geological Setting and Mineralization	32 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

7.3	Mineralization

Mineralization at the GMC is closely associated with the structural history.

7.3.1  Guanajuato

The “Veta Madre” quartz-adularia vein / breccia system is closely associated with the Veta Madre fault and an associated diorite dyke (thickness varying from discontinuous lenses at Guanajuatito to a 50-100m thick body in the Cata, Los Pozos, and Santa Margarita areas), oriented 325-degrees with a 45-degree southwest dip. The Veta Madre forms along the dyke contacts, and in the footwall Esperanza Formation. Plan and longitudinal map depictions of the mineralized zones along the Veta Madre are shown in Figure 7.5, and Figure 7.6.

The mineralizing event is thought to have taken place during the early Oligocene, a period of intense felsic volcanic activity in the area, and comprised three stages termed pre-ore, ore, and post-ore. Pre-ore mineralization consists of trace silver and gold with accessory quartz and adularia. Ore mineralization comprises an early silver-rich phase associated with adularia, as well as a later low-silver variant, which is typified by calcite and quartz. The post-ore mineralization is also precious metal poor, with accessory calcite, dolomite, and fluorite. Zone thickness ranges from centimeter-scale to tens of meters.

The vertical extent of the deposits at Guanajuato spans over 600 meters. Mineralization occurring above the 2,100-meter elevation was termed “upper ore”, between 2,100 meter and 1,700 meter “lower ore”, and below the 1,700-meter elevation “deep ore” (Randall, 1994). Fluid inclusion data (Moncada, 2011) from over 850 samples gathered through the mine and in deep drilling from the Santa Margarita area, indicated boiling zones from the 2,100-meter to 1500-meter (deepest drilling at the GMC) elevations. Moncada’s work, along with Barclay and Rhys’s structural observations suggest up to eight (8) stages of crosscutting brecciation. The variable range of Ag:Au ratios indicate that the mineralization along the Veta Madre is associated with multi-phase structural activity and fluid flow.

The best mineralization is often found related to bends in the Veta Madre orientation (Barclay, 2007 and Rhys, 2013) such as at San Vicente in the Rayas area, and at Cata and Santa Margarita. These structural bends may be due to changes in rock type competencies, and varying thickness of the diorite dyke. The potential to find further mineralization both laterally, and in parallel breccia structures to know precious metal mineralization zones is considered excellent.

The primary commodities of economic importance are silver and gold, with silver the more important of the two. Base metals do not normally occur in economic concentrations. Average silver grades of the ore are typically in the 100g/t Ag to 500g/t Ag range but locally can be over 1,000g/t Ag. Gold grades are generally in the 0.5g/t Au to 2g/t Au range, except for Santa Margarita where average grades are in the range of 5-7g/t Au. Relative gold and silver contents at Santa Margarita are quite different from Cata, Los Pozos and Guanajuatito. The average silver to gold ratio in Cata is roughly 225:1, at Pozos 250:1, at Guanajuatito 275:1 while at Santa Margarita 3.5:1. Within the mine, drill core and channel samples are not normally analysed for base metals so an average grade for Cu, Pb or Zn is not obtainable.

There are no current estimates of Mineral Reserves for any of the GMC. The Company made decisions to enter into production at Guanajuato and San Ignacio without having completed final feasibility studies.  Accordingly, the Company did not base its production decisions on any feasibility studies of Mineral Reserves demonstrating economic and technical viability of the GMC.

7.3.1.1	Guanajuatito Veins

At the Guanajuatito area the main mineralization occurs just into the footwall Esperanza Formation deformed siltstone and shale. Six zones were block modelled at Guanajuatito, with the Veta Madre and the closely associated footwall (FW) zone being dominant below the 80 level. The Guanajuatito area geology and mineralization, and 3D models and workings are depicted on sections in Figure 7.7 and Figure 7.8.

Geological Setting and Mineralization	33 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

7.3.1.2	Valenciana Veins

At the Valenciana area there are parallel mineralized structures (Veta Madre) at the Esperanza Formation – Diorite contact, and into the Esperanza Formation. A total of seven Valenciana zones were block modelled. The Valenciana area geology and mineralization, and 3D models and workings are depicted on sections in Figure 7.9 and Figure 7.10.

7.3.1.3	Cata Veins

At the Cata area, Veta Madre mineralization occurs along the base of the diorite dyke near the footwall contact with the Esperanza Formation, and as seven separately block modelled zones within the diorite. Several of these zones are shallow dipping structural splays. The Cata area geology and mineralization, and 3D models and workings are depicted on sections in Figure 7.11 and Figure 7.12.

7.3.1.4	Los Pozos Veins

The Los Pozos area zones, between Cata and Rayas shafts, are comprised of five vein stockwork to breccia systems (Veta Madre) at the base of the diorite dyke and into the Esperanza Formation, as well as on the upper diorite dyke contact with the Guanajuato Formation conglomerates. The Los Pozos area geology and mineralization, and 3D models and workings are depicted on sections in Figure 7.13 and Figure 7.14.

7.3.1.5	Santa Margarita Veins

The Santa Margarita area zones form a complex structural set of three bodies within the diorite dyke and at its upper contact with the Guanajuato Formation conglomerates or basal andesite. These are above the Veta Madre breccia which is at the diorite contact with the footwall Esperanza Formation. The Santa Margarita area geology and mineralization, and 3D models and workings are depicted on sections in Figure 7.15 and Figure 7.16.

7.3.1.6	San Cayetano Veins

The San Cayetano area zone occurs deep in the Veta Madre south of the Rayas shaft and tend to be narrow and often in the upper portion of the Veta Madre structure. Notable at San Cayetano is that the two breccia zones contain minor amount of chalcopyrite, galena, and sphalerite, along with pyrite, in association with gold and silver values. The San Cayetano area geology and mineralization, and 3D models and workings are depicted on sections in Figure 7.15 and Figure 7.16.

7.3.1.7	Promontorio Veins

The Promontorio area zones occur in the hanging-wall Guanajuato Formation conglomerates immediately above the Veta Madre structure at the contact of the Guanajuato Formation and the diorite dyke, and as well in the diorite dyke. The Promontorio area geology and mineralization, and 3D models and workings are depicted on sections in Figure 7.17 and Figure 7.18.

Geological Setting and Mineralization	34 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Figure 7.5: Guanajuato mineralization interpretation and zones, plan view

Figure 7.6: Guanajuato mineralization interpretation and zones, longitudinal view

Geological Setting and Mineralization	35 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Figure 7.7: Geology and mineralization, section view 2925N, Guanajuatito area

Figure 7.8: 3D model of mineralization and U/G workings, Guanajuatito area

Geological Setting and Mineralization	36 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Figure 7.9: Geology and mineralization, section view 2150N, Valenciana area

Figure 7.10: 3D model of mineralization and U/G workings, Valenciana area

Geological Setting and Mineralization	37 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Figure 7.11: Geology and mineralization, section view 600N, Cata area

Figure 7.12: 3D model of mineralization model and U/G workings, Cata area

Geological Setting and Mineralization	38 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Figure 7.13: Geology and mineralization, section view 175N, Los Pozos area

Figure 7.14: 3D model of mineralization model and U/G workings, Los Pozos area

Geological Setting and Mineralization	39 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Figure 7.15: Geology and mineralization, section view 75S, Santa Margarita & San Cayetano areas

Figure 7.16: 3D model of mineralization model and U/G workings, Santa Margarita & San Cayetano areas

Geological Setting and Mineralization	40 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Figure 7.17: Geology and mineralization, section view 450S, Promontorio area

Figure 7.18: 3D model of mineralization model and U/G workings, Promontorio area

7.3.2  San Ignacio

The most important phase of mineralization in the Guanajuato district consists of epithermal silver-gold veins contained within northwest-trending, Cenozoic-age faults. La Luz structure consists of numerous mineralized fractures in a north-westerly trending orientation, which extends for a known strike of approximately 8 km long. Historically productive veins on the property include Veta Melladito, and Veta Purisima. Veins identified in the recent Great Panther drilling are the Melladito, Melladito BO, Intermediate, Intermediate 2, Nombre de Dios, Nombre de Dios 1.5, Nombre de Dios 2, Nombre de Dios 2S, Nombre de Dios 3, Melladito South, 700, Purisima, Purisima HW, Purisima Int., Purisima Bo, and Santo Nino (Figure 7.19). Mineralization is contained within tabular veins, vein stockwork, and breccias. The sixteen veins with structural continuity inferred from surface mapping and diamond drilling from surface, and now with extensive underground development, have been defined up to 2,200 meters along strike and 150 meters down dip. The Melladito and Intermediate veins (6) of the veins are very steeply dipping, the Nombre de Dios veins (5) are shallowly dipping (45-50 degrees west) and are likely off-shoots of the Intermediate veins, and the Purisima veins (5) are shallowly dipping at 45-50 degrees to the west (Figure 7.20 to Figure 7.22). The veins are accompanied by hydrothermal alteration, consisting of argillic, phyllic, silicic, and propylitic facies.

Geological Setting and Mineralization	41 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

The primary commodities of economic importance are silver and gold with approximately equal contributions of each. Mineralization consists of fine-grained disseminations of acanthite and pyrargyrite (silver minerals), electrum (gold-silver mineral), with accessory pyrite, and very minor sphalerite and chalcopyrite. Mineral textures in this zone are typically fracture filling, drusy, and coliform masses.

Average silver grades of the sixteen veins range from 58g/t to 237g/t and the average gold grades from 1.65g/t to 3.84g/t.

Figure 7.19: 3D model of mineralization and U/G workings, San Ignacio

Geological Setting and Mineralization	42 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Figure 7.20: Mine access and Melladito, Intermediate & Nombre de Dios veins, cross section 450N, San Ignacio

Figure 7.21: Nombre de Dios 2N vein, cross section 1000N, San Ignacio

Geological Setting and Mineralization	43 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Figure 7.22: Purisima & Melladito South veins, cross section 450S, San Ignacio

7.3.2.1	Melladito veins

The Melladito vein is a steep east dip vein with true width ranging 0.25 meters to 19.5 meters. It has been delineated to a maximum of 1,450 meters along strike and 350 meters below surface. The structure is open at depth and along strike; however, the strongest mineralization has been observed in a core zone 550 meters in strike length and from surface to 150 meters down dip.

The Melladito BO vein is a sigmoidal loop on the footwall side of the Melladito vein between 200-500N. It is steeply east dipping and has an average width of 2.5 meters. Silver-gold grades in the thicker sections are often on the footwall side.

The Melladito South vein, a steep east dipping structure of 1-2m width, is noted from 0S to ~650S where it both traces off the property and plunges below the Purisima vein.

7.3.2.2	Intermediate veins

The Intermediate vein is also steeply dipping and narrow with true width ranging 0.25 to 8.5 meters. It has been delineated for 400 meters along strike and 350 meters below surface. It is a splay of the Melladito vein and merges into the Melladito vein at approximately 475N. Further south the structure continues as the Melladito vein.

The Intermediate 2 vein is positioned east of the Intermediate vein, and likewise is a near vertically dipping relatively narrow (approximately 1.0 meter) vein.

7.3.2.3	Nombre de Dios veins

The Nombre de Dios vein is shallow dipping at 45 to 60 degrees to the southwest and narrow with true width ranging from 0.25 to 4 meters. It has been delineated for 600 meters along strike and 180 meters down dip. The vein is open to the south. At depth, Nombre de Dios appears to intersect the Intermediate and Melladito veins and is therefore limited in its potential down dip extent. To the north, it terminates at line 850N where it may continue in Nombre de Dios 2N with a 40-meter offset to the east.

Geological Setting and Mineralization	44 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Nombre de Dios 2S is a parallel vein to Nombre de Dios and Nombre de Dios 1.5 structures. It has been delineated for 300m from 150N to 450N. The vein dips 70 degrees to the southwest. The average width of this vein is 1.5 meters.

The Nombre de Dios 2 vein is shallow dipping at 45 degrees to the southwest and narrow with true width ranging from 0.25 to 4 meters. It has been delineated for 400 meters along strike and 100 metres down dip. The vein is open to the north. To the south, it terminates at line 850N where it may continue in Nombre de Dios 1 with a 40-metre offset to the west.

The Nombre de Dios 1.5 is a parallel vein located between the Nombre de Dios and Nombre de Dios 2S veins. It has been delineated for 400m from 150N to 550N. The vein dips 60 degrees to the southwest. The average width of this vein is 1 meter.

The Nombre de Dios 3 vein is a small segment which is near vertical dipping and could be a fault offset of the Intermediate 2 vein.

7.3.2.4	Purisima veins

The Purisima vein dips at 45-50 degrees to the southwest, and ranges in width from 0.5 to 3 meters. It strikes NNW north of the old San Ignacio mine shaft, but at the shaft swings to a northwest orientation, then merges with the Melladito South vein at 400S where it bends back to a north-northwest orientation.

Purisima BO is a footwall splay to Purisima dipping at 75 degrees to the southwest. It includes a 10-meter-wide bulge in the northern part, but generally is 1-2 meters thick vein. Both Purisima and Purisima BO were sites of mining from the 17th to early 20th centuries (old San Pedro and Mexiamora shafts) and the Company is looking at in-situ remnants below old exploitation levels or along strike of old development.

The Purisima Int. vein occurs between the Purisima Bo and Purisima vein, in a complex area where the Purisima veins are merging with the Melladito vein system.

The Purisima HW vein is being defined by core drilling and is ~20m above the Purisima vein. Most of the Purisima HW vein, typically 0.5-2m thick, seems to be mostly in-situ, but some historical mining has occurred along the structure.

The Santo Nino vein is the northern continuation of the Purisima vein in the old Santo Nino shaft area. Some mining has occurred along the Santo Nino vein, where width is typically 0.5-1.5m.

Geological Setting and Mineralization	45 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

8.0	Deposit Type

The mineral deposits in the Guanajuato area are classic fissure-hosted low-sulphidation epithermal gold-silver-bearing quartz veins and stockwork. Mineralization of economic importance consists of fine-grained disseminations of acanthite, electrum, aguilarite, and naumannite with accessory pyrite, and relatively minor sphalerite, galena, and chalcopyrite. Gangue minerals include quartz, calcite, adularia, and sericite. The veins are accompanied by hydrothermal alteration consisting of argillic, phyllic, silicic, and propylitic facies. Mineral textures in this zone are typically fracture-filling, drusy, and coliform masses.

Epithermal systems, form near surface, usually in association with hot springs, and at depths in the order of several hundred’s meters below the paleosurface. Hydrothermal processes are driven by remnant heat from volcanic activity, which in the case of Guanajuato occurred in the middle to late Tertiary. Circulating thermal waters, rising through fissures, eventually reach the “boiling level” where the hydrostatic pressure is low enough to allow boiling to occur. This can impart a limit to the vertical extent of the mineralization as the boiling and deposition of minerals is confined to a relatively narrow band of thermal and hydrostatic conditions. In many cases, however, repeated healing and reopening of host structures can occur, which causes cyclical vertical movement of the boiling zone, resulting in mineralization that spans a much broader range of elevations. This appears to have occurred at Guanajuato.

Epithermal type precious metal deposits in the La Luz vein system and specifically in the San Ignacio operation area are strongly vertically controlled and pinch to centimeter scale at surface, associated with weak shear zones, minor argillic alteration, and weakly anomalous precious metal values. The mineralized vertical interval typically is 100 meters to 150 meters; however, it can range from 50 meters to well beyond 250 meters.

Epithermal type precious metal deposits in the Veta Madre vein system and specifically in the Guanajuato operation area are strongly vertically controlled. The mineralization at Guanajuato is more related to fault filling silica breccias than specific veins. Historically, mineralization was between 2,100 and 1,800m masl, with specific steep plunging shots going down to. 1,600masl. Great Panther is focusing exploration attention on the upper portion of the system, specifically on parallel structures both in the hanging and foot-walls of the Veta Madre.

Deposit Type	46 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

9.0	Exploration
9.1	Summary of Non-Drilling Exploration Activity

9.1.1  Guanajuato

Exploration work conducted by Great Panther has consisted almost exclusively of diamond drilling, primarily from underground. The drilling is described in more detail in Section 10 of this report. In 2016 a program was initiated to re-evaluate the “Old Stopes” throughout Guanajuato looking for unmined mineralized segments of the Veta Madre or hanging and foot-wall structures. This work started in the upper part of the Rayas area and is progressing at depth and to the northwest. It continued through 2017 and into 2018 on an ad-hoc basis. In late 2018 with the temporary closure of Guanajuato imminent, the program was re-initiated using geological staff from Guanajuato being seconded into the Exploration group. A program of geological mapping and sampling was carried out on all accessible levels from November 2018 to July 2020 and will continue as further historical levels are checked and rehabilitated.

Underground exploration sampling since the last TR (effective date October 31, 2019) until July 31, 2020 totals 10,252 samples. The sampling was done as part of a comprehensive review of historical data, and re-mapping and re-sampling of accessible historical areas to develop zones of interest for targeting by core drilling. These samples are represented in plan and longitudinal section as Figure 9.1 and Figure 9.2.

Three underground drill rigs were contracted in May 2019 to begin an aggressive drilling program based on historical and recently acquired data. The drilling program is focused on the upper levels of the mine in the Promontorio, Los Pozos, Santa Margarita, and Valenciana areas.

9.1.2  San Ignacio

Great Panther has conducted geological and structural mapping, including sampling of outcrops and from exposures in historical underground workings; and underground development including geological mapping, sampling, and mining.

Great Panther completed detailed surface mapping and outcrop rock chip sampling, including mapping and sampling of all accessible underground workings pre-2014. Further detailed geological and structural mapping was completed in 2015 and is ongoing which includes 717 surface and various short adit chip and channel samples as seen in Figure 9.3. As of the effective date of this TR, 67,398 chip and channel underground samples have been collected, of which 8,289 were collected after the previous TR effective date.

Dr. Darcy Baker of Equity Exploration Consultants completed structural mapping and logging of one diamond core hole in February 2011. David Rhys (2013) spent one day reviewing the structural geology and collecting petrographic samples from drill core. Petrographic and Scanning Electron Microscope work was completed by Katherina Ross (2013) on core samples of Melladito and Intermediate veins.

The exploration work has confirmed that the top of the mineralized epithermal system is below surface, estimated at approximately 2,350 masl in the northern portion of the project and 2,250 masl in the southern part of the project. This vertical limit was indicated on longitudinal sections from the historical operations of the Cooperative on veins on the San Ignacio property, and from longitudinal sections of deposits on an adjacent property owned by Endeavour Silver. The strong vertical control on mineralization is characteristic of the area and the mineralized intervals are typically 100m to 150m in vertical range; however, in cases, it can range from 50m to greater than 250m.

Detailed geological mapping, structural geological studies, outcrop sampling, drift development and re-sampling of old underground workings are ongoing to highlight additional priority targets along the 4km of prospective structures. The underground development along both Intermediate and Melladito veins confirms the geological and grade continuity of the veins.

Exploration	47 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

During 2018 and 2019 exploration efforts were focused on both surface and underground drilling at San Ignacio. Mining is on-going in the northern extent of the project along the Nombre de Dios veins, and an exploration / development ramp is being driven south into the old San Pedro mine area, where the Purisima vein system merges with the Melladito vein system. In 2019 surface exploration efforts have been focused on both the Nombre de Dios vein extension north, and on the Melladito and Purisima veins orientation in the old San Pedro mine area. In 2020 surface drilling has exclusively focused on the old San Pedro mine to old San Ignacio shaft area, along the Purisima vein trend.

Exploration	48 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Figure 9.1: Guanajuato U/G exploration sampling, plan view

Figure 9.2: Guanajuato U/G exploration sampling, longitudinal view

Exploration	49 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Figure 9.3: San Ignacio exploration surface and short adit sampling activity

257,000 mE
258,000 mE
259,000 mE
260,000 mE
2,329,000 mN
2,328,000 mN
2,327,000 mN
2,326,000 mN
N
SANTA AURELIA
SANTO NIÑO
SAN IGNACIO
ACCESS RAMP
SAN PABLO
RUL
ROSARIO
OLD SAN IGNACIO
SAN PEDRO
PURÍSIMA
NUEVO
CHAYITA
SAN JOSE
DE GARCIA
LA CHUPAROSA
Shaft
Entrance
GEOLOGY
VEINS
In-situ
Inferred
FAULTS
In-situ
Inferred
GEOLOGICAL UNIT
Andesite, pillowed
Andesite Basalt, layered
UNDERGROUND DEVELOPMENT
Great Panther
Historic
Mineral claim block
Historic waste dump
Road
Surface Samples
Ag eq (g/t)
< 10
10 - 50
50 - 100
100 - 200
> 200
0
500
metres
GREAT PANTHER MINING LTD.
San Ignacio
Guanajuato State, Mexico
Short Adit & Surface Sampling
Date
July 2020
Scale
as shown
Figure
9.3

Exploration	50 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

10.0	Drilling
10.1	Drilling Summary

Diamond drilling at GMC is conducted under two general modes of operation: one by the exploration staff (exploration drilling) and the other by the mine staff (production and exploration drilling). Production drilling is predominantly concerned with definition and extension of the known zones, to confirm and upgrade the resources and to guide development and mining and is generally done to provide access for sampling and localized knowledge of the vein position which regularly pinches and swells.

Exploration drilling is conducted further from the active mining area with the goal of expanding the mineral resource base. Drilling results from both programs are used in the estimation of Mineral Resources. Since Guanajuato went into C&M status at the end of 2018, all post-2018 drilling has been conducted by the exploration staff.

10.1.1  Guanajuato

Since the start of C&M exploration staff have made a concerted effort compiling historical data, geological mapping, sampling, and drilling to find extensions of various orebodies and new targets for exploration. Drilling to date in 2020 has been focused in the Promontorio, Los Pozos, Santa Margarita, and Valenciana areas. A drill-hole location plan map current as at the end of July 2020 is presented as Figure 10.1 and a longitudinal view of the drill holes is shown as Figure 10.2. Exploration drilling is carried out with the use of three underground contract drills. The three contract drills are focused on upgrading mineral resource definition, and in drilling new targets. Upgrading of resources is being carried out at the Los Pozos, Valenciana, and Promontorio zones.

Overall, the core recovery of mineralized zones was excellent averaging 95%. There are no other significant drilling or sampling factors that are expected to materially influence the accuracy and reliability of the results.

Great Panther had a 14,400-meter drill budget for Guanajuato in 2020. By July 31, 2020, a total of 6,154.1 meters of drilling were completed in 79 holes. The author is in full agreement with the focus and functionality of the Guanajuato exploration program.

Drilling	51 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Figure 10.1: Guanajuato drilling activity, plan view

Figure 10.2: Guanajuato drilling activity, longitutidinal view

Drilling	52 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

10.1.2  San Ignacio

Great Panther has completed 491 diamond drill holes at San Ignacio. Drilling commenced in October 2010 and the last hole into the database was completed on July 31, 2020. From the total, 292 holes were drilled from surface and 199 from underground. A map illustrating the drill-hole locations is presented in Figure 10.3 and a longitudinal view of the drill holes is shown as Figure 10.4 and Figure 10.5.

Drill holes were usually oriented to intersect the veins at a high angle. A total of 54 additional drill holes have been completed at San Ignacio since the previous Mineral Resource Estimate (Brown and Nourpour 2020a).

The drilling and development programs since 2019 provided the geological information to support a re-interpretation of the mineralized zones. This included the delineation of nine veins in the northern portion of the property between grid line 100N and 1150N where 326 of the 491 holes were completed, and seven veins in the southern part of the property (San Pedro area) between 100N and 1100S where 165 holes were completed. The nine northern veins demonstrating structural continuity were identified from diamond drill hole intersections, underground mapping, and sampling, and to some extent surface mapping. These veins have a demonstrated a strike length of up to 1,000 meters and a dip length of up to 350 meters. Seven of the veins are very steeply dipping and four are shallowly dipping and are likely off shoots of the other veins. Between 100N and 1150N, five drill holes intersected voids which were interpreted to represent historical workings limited in extent. Holes ES11-039 (450N), ES13-105 (475N), ES13-112 (625N), ES13-116 (725N), and ESI14-121 (300N) intersected broken core or voids ranging from 1 to 3 meters in core length. These areas of historic workings were excluded from the resource models. Historical maps from the Melladito vein system from ~400N to 100N have been accurate in indicating areas of historical exploitation. These historical maps show exploitation further south on Melladito and Purisima vein systems. South of 100N 80 of 165 holes drill holes intersected voids which were interpreted to represent the old San Pedro shaft historical workings. The drill hole void locations match well with historical workings known from longitudinal sections. These areas of historical workings were excluded from the resource models.

Drilling in the San Pedro shaft area since 2016, and into 2020, and the driving of the San Pedro ramp (presently at ~450S) has defined several zones including the Melladito South, 700, Purisima, Purisima HW, and Purisima BO (footwall splay). Detailed drilling from the San Pedro ramp has defined areas left un-mined by previous operators (below lowest levels, and in lower grade areas).

Overall, the core recovery of mineralized zones was excellent averaging 92%. There are no other significant drilling or sampling factors that are expected to materially influence the accuracy and reliability of the results.

Drilling	53 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Figure 10.3: San Ignacio drilling activity, plan view

Drilling	54 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Figure 10.4: San Ignacio drilling activity, longitudinal view A-A’

Figure 10.5: San Ignacio drilling activitiy, longitudinal view B-B’

Drilling	55 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

10.2	Drilling Procedures & Methodology

10.2.1  Drilling Methodology

All drill-hole data was stored in Great Panther’s SQL database (the database) at the Cata office in Guanajuato. The database contents were backed up every two hours and copied daily to a master database in Great Panther’s head office.

Drill collar surveys are conducted by total station instrument and uploaded directly to a database for merging with the drill hole logging data. Down hole surveys are currently performed every 50 meters using a Reflex instrument, and the survey data are manually input to the database. For the shorter production holes, typically less than about 60 meters, down-hole surveys are not performed, and the orientation is measured at the collar only. Also, the UGG holes from UGG10-001 to UGG11-021 had no down-hole survey measurements collected.

10.2.1.1	Guanajuato

The management, monitoring, surveying, and logging of the current 2010 to 2020 series of UGG prefix exploration holes and production holes are carried out under the supervision of the Great Panther mine geological staff. Pre-2010 Guanajuato drilling, on surface and underground was under the supervision of the Great Panther Exploration staff.

A summary of the yearly areas drilled, drilling contractor, drill rig location (surface / underground), hole numbers, total meters drilled, and number of holes drilled is provided in Table 10.1.

10.2.1.2	San Ignacio

The contractor BD Drilling of Guadalajara, Mexico, drilled the first 104 surface diamond core holes (2010-2012) at San Ignacio for a total of 28,728.8 meters. The autumn 2013 program of 13 surface holes was drilled by Servicios Drilling of San Luis de Potosi, Mexico for a total of 1,143.7 meters. During the autumn-winter program of 2014 a total of 25 surface holes were drilled by Rock Drill of Aguascalientes, Mexico for a total of 3,728 meters. Rock Drill also completed the late autumn 2015 surface drill program of 16 holes totalling 2,257 meters. The mine geologists drilled two core holes in late 2014 for a total of 104 meters, and in 2015 Servicios Drilling drilled 18 underground drill holes for a total of 2,482.5 meters. Maza Drilling completed surface drill programs in 2016 of 17 holes for 3,766m, in 2017 of 56 holes for 13,963m, in 2018 of 20 holes for 6,122m, and in 2019 30 holes for 7,482.2m. Surface drilling in 2020 is contracted to Versa Drilling who has drilled 11 holes totalling 2,055m to July 31. Underground drilling by the mine geologists using Versa Drilling was active from 2016, with 26 holes for 5,264m completed in 2016, with 46 holes for 8,203m in 2017, with 33 holes for 5,601m in 2018, and with 45 holes for 3,239m in 2019. Underground drilling in 2020 is contracted to DR Drilling who has drilled 29 holes totalling 2,251.7m to July 31, 2020. A total of 96,389.1 meters of drilling on 491 holes have been completed by MMR at San Ignacio.

A summary of the yearly areas drilled, drilling contractor, drill rig location (surface / underground), hole numbers, total meters drilled, and number of holes drilled is given in Table 10.2.

10.2.2  Core Handling & Visual Logging

Drill-hole collar locations are surveyed using a total station instrument and the location data is uploaded directly into the database.

Bore-hole deviation surveys are completed at 50 metres intervals using a single shot instrument by Reflex™. Survey data is recorded onto paper logs by the driller or driller’s helper.

Drill core is transported twice per day from the drill site by pick-up truck to the core storage and logging facility located at the company’s Guanajuato plant site, which is gated, guarded, and secure.

Drilling	56 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Core boxes are laid out by field technicians onto angled tables suitable for logging. The technicians fitted the core pieces together and cleaned the core surface in preparation for logging by the geologist. Depth markers are checked for proper labelling, and the boxes are labelled with the drill core intervals. The technicians also completed measurements of core recovery and rock quality designation (RQD) and recorded the data onto paper logs.

Up to mid-2016 all sample and geological data was entered into a DataShed© database via the LogChief software. GMC (all geological staff) now use an in-house software installed on Toughbook™ computers for later upload to the Microsoft SQL database. The contents of the SQL databases are copied daily to a master SQL database in the Great Panther head office in Vancouver with a backup made every evening.

Sample intervals for assaying are marked on the core boxes by the geologists. Sample lengths are generally determined by mineralogical or lithological characteristics and the protocol is for maximum sample lengths to be 1.5 meters and the minimum length to be 0.5 meters. Field technicians then photograph the core.

The field technician selects samples for bulk density measurements from several locations within the mineralized intervals, usually one density sample per assay sample interval. The water immersion procedure is followed, and the data is recorded onto paper logs. The samples are returned to the core box after the tests were completed.

Core samples for assaying are collected by the field technicians. Sample interval data is recorded in a numbered ticket book. Each ticket has three portions: a stub and two tags. All portions of the sample ticket share the same unique identification number. The two tag portions of each ticket are detached from the stub and stapled to the core tray at the start of the sample interval. The drill core is then cut using a diamond-tipped blade with clean water being used to lubricate and cool the blade. Half of the sample interval is placed inside a clear plastic rock sample bag labelled with the same ID as the ticket number. One tag is then removed from the core box and inserted into the sample bag along with the cut sample. The remaining stub, retained in the sample book, is completed with details such as drill hole ID and depth interval. The bag is then sealed, and 25 samples are inserted into rice sacks and delivered with other samples from the same hole. One sample submission sheet per hole accompanied the samples to the on-site SGS assay laboratory which is usually sent every other day.

Assay certificates are received directly from the laboratory (Cata laboratory managed by SGS until December 31, 2018) via email. Site geologists review quality control sample results for out of tolerance failures prior to merging the assay results with sample intervals in the database.

The first nine diamond core holes at San Ignacio (ESI10-001 – ESI11-009) were completed under the management of the Guanajuato Geology Department. Mine geologists logged and sampled the core. Following an internal audit by the company, which identified deficiencies in core handling and sampling procedures, the responsibility for diamond drilling and exploration at San Ignacio changed to Great Panther’s exploration department. The exploration staff re-logged and re-sampled all nine drill holes. The remaining surface drill holes were completed under the management and direction of the exploration department. All underground drill holes have been completed during the production stage and were completed under the management and direction on the Guanajuato Mine Complex Geological department.

10.3	Drilling Results & Interpretation

10.3.1  Guanajuato

Drilling results are compiled and based on the geological setting categorized to their situation relative to, or within, the Veta Madre. This interpretation is done using historical level mapping, and mapping and core drilling by the Company. The interpretation is completed by competent on-site exploration geologists with experience working in Guanajuato and outlined as wireframes using MICROMINE 3D geological software. The interpretation is then reviewed by the Company QP’s, who in turn may modestly modify the interpretation and the MICROMINE wireframes, or who may duplicate the wireframes using Leapfrog 3D geological software. These final wireframes will then be the basis for the block models of all areas and zones.

Drilling	57 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

10.3.2  San Ignacio

Drill hole logs, sample lists, and associated analysis were entered into a proprietary database at the GMC offices in Guanajuato, Guanajuato. Sections we created, and geological interpretations made by both the on-site Exploration and Operations geologists. These were matched with historical records, and as well with Great Panthers’ surface and underground geological mapping. A final interpretation was agreed to by all involved and turned over to technicians for wire-frame construction and the authors for resource estimation.

10.4	Drilling Factors Impacting Accuracy & Reliability of Results

There are no other significant drilling or sampling factors that are expected to materially influence the accuracy and reliability of the results.

Drilling	58 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Table 10.1: Drilling per year, Guanajuato

Year	Zones	Drilling Company	Location	ID	Total Depth (m)	No. of Holes
2005	Esperanza	BD Drilling Mexico	Surface	GTT05-001 to GTT05-006, GTT-317 and GTT-318	1,567.3	8
2006	Animas	MMR	Underground	GTM06-001 to GTM06-013	687.1	13
	Esperanza	BD Drilling Mexico	Surface	GTT06-007 to GTT06-019	3205	13
	Animas	BD Drilling Mexico	Surface	GTT06-020 to GTT06-027	1375.1	8
	Promontorio	BD Drilling Mexico	Surface	GTT06-028 to GTT06-034	1010.0	7
	Guanajuatito	Canrock Drilling / HD Drilling (name change)	Underground	UG06-014 to UG06-016	111	3
2007	Cata	Canrock Drilling / HD Drilling (name change)	Underground	EUG07-001 to EUG07-009	1664.3	9
	SVS	Canrock Drilling / HD Drilling (name change)	Surface	SG07-035 to SG07-045	2135.0	12
	Tepeyac	Canrock Drilling / HD Drilling (name change)	Surface	SG07-046 to SG07-052	1477.4	7
	Remedios	Canrock Drilling / HD Drilling (name change)	Surface	SG07-053 to SG07-058	1154.6	6
	Promontorio	Canrock Drilling / HD Drilling (name change)	Surface	SG07-059 to SG07-068	2641.6	10
	Animas	MMR	Underground	UG07-017 to UG07-021, UG07-028	180.3	6
	SVN	MMR	Underground	UG07-022 to UG07-025, UG07-032	239.1	5
	Rayas	MMR	Underground	UG07-029 to UG07-031, UG07-034 to UG07-035, UG07-037	366.2	6
	Guanajuatito	MMR	Underground	UG07-033, UG07-036, UG07-039 to UG07-040	289.5	4
2008	Cata	Canrock Drilling / HD Drilling (name change)	Underground	EUG07-010 to EUG07-037, UG08-043, UG08-049 to UG08-056, UG08-060, UG08-067	6494.2	35
	Guanajuatito	BD Drilling Mexico MMR	Surface/ Underground	SG08-069 to SG08-070, UG07-038, UG07-041, UG07-044 to UG07-048, UG07-050, UG07-052 to UG07-053, UG07-057 to UG07-058, UG07-061 to UG07-063	1178.6	17
	Rayas	MMR	Underground	UG07-042	44.2	1
	Pozos	MMR	Underground	UG08-055, UG08-059, UG08-064 to UG08-066, UG08-068, UG08-070 to UG08-071	497.9	8
2009	Cata	MMR	Underground	UG08-069, UG08-072 to UG08-078, UGC09-001 to UGC09-011	1088.3	19
	Guanajuatito	MMR	Underground	UG09-079 to UG09-087, UG09-093 to UG09-094	337.4	11
	Pozos	MMR	Underground	UG09-091 to UG09-092	133.7	2
2010	Cata	Landdrill International, Mexico MMR Energold Drilling Corp.	Underground	EUG10-079 to EUG10-081, UG10-115, UG10-118, UGC10-012 to UGC10-017, UGC10-037 to UGC10-041	1707.9	16
	Guanajuatito	Energold Drilling Corp.	Underground	UG09-095 to UG09-097, UGG10-001 to UGG10-021	2519.6	24
	Rayas	Landdrill International, Mexico	Underground	EUG10-038 to EUG10-078, UG10-112 to UG10-113, UG10-116 to UG10-117	10827.8	45
	Pozos	Landdrill International, Mexico	Underground	UG10-098 to UG10-107, UGC10-018 to UGC10-036	1661.8	29
	SV	Landdrill International, Mexico	Underground	UG10-108 to UG10-111	69.8	4
	Valenciana	Energold Drilling Corp.	Underground	UGV10-042 to UGV10-048	778.1	7
2011	Cata	Landdrill International, Mexico MMR	Underground	EUG11-082 to EUG11-090, UG11-132 to UG11-158	2363.5	36
	Guanajuatito	Landdrill International, Mexico	Underground	UGG11-022 to UGG11-054	6937.4	33
	Rayas	Landdrill International, Mexico	Underground	EUG11-101 to EUG11-131, EUG11-133, UG11-119 to UG11-131, UGM11-003 to UGM11-010	8516.3	52
	Pozos	MMR	Underground	UGM11-001 UGM11-002	51.2	2

Drilling	59 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Year	Zones	Drilling Company	Location	ID	Total Depth (m)	No. of Holes

	Santa Margarita	Landdrill International, Mexico	Underground	UGSM11-001 to UGSM11-019	1630.0	19
	Valenciana	Landdrill International, Mexico	Underground	EUG11-091 to EUG11-100, UGV11-001 to UGV11-005	2845.0	15
2012	Cata	MMR Servicios Drilling, Mexico	Underground	UG12-159 to UG12-174, UGC12-042 to UGC12-043, UGM12-029 to UGM12-030, UGM12-051	1262.8	22
	Guanajuatito	Landdrill International, Mexico Major Drilling, Mexico	Underground	UGG12-055 to UGG12-095, UGM12-012 to UGM12-015, UGM12-027 to UGM12-028	11685.8	47
	Rayas	MMR Servicios Drilling, Mexico	Underground	UGM12-011, UGM12-016 to UGM12-023, UGM12-025 to UGM12-026, UGM12-031 to UGM12-035, UGM12-046 to UGM12-047, UGM12-050, UGSM12-020 to UGSM12-021, UGSM12-037, UGSM12-039	1731.2	23
	Pozos	MMR	Underground	UGM12-048 to UGM12-049	93.2	2
	San Cayetano	Servicios Drilling, Mexico	Underground	UGSC12-001 to UGSC12-011	2786.2	11
	Santa Margarita	Servicios Drilling, Mexico Landdrill International, Mexico	Underground	UGM12-036 to UGM12-055, UGSM12-022 to UGSM12-036, UGSM12-038, UGSM12-040 to UGSM12-045	4947.8	36
	Valenciana	Landdrill International, Mexico Servicios Drilling, Mexico	Underground	UGV12-006 to UGV12-020, UGV12-021 to UGV12-053	6,788.9	48
2013	Cata	Diamec 232	Underground	UGC13-044 to UGC13-084, UGDC13-032 to UGDC13-034	5626.6	45
	Guanajuatito	Servicios Drilling, Mexico	Underground	UGG13-096 to UGG13-117	4062.4	22
	Rayas	Diamec 232	Underground	UGD13-056 to UGD13-058	296.8	3
	Pozos	Diamec 232	Underground	UGP13-001 to UGP13-031	1924.4	31
	San Cayetano	Servicios Drilling, Mexico	Underground	UGSC13-012 to UGSC13-015	1118.7	4
	Santa Margarita	Servicios Drilling, Mexico	Underground	UGSM13-046 to UGSM13-080	9565.1	35
	Valenciana	Servicios Drilling, Mexico	Underground	UGV13-054 to UGV13-072	3659.3	19
2014	Cata	Diamec 232	Underground	UGC14-004 to UGC14-010, UGC14-040 to UGC14-050, UGC14-079 to UGC14-084, UGC14-169, UGC14-02A, UGC14-03A, UGC14-001	2,953.2	28
	Guanajuatito	Servicios Drilling, Mexico	Underground	UGG14-001 to UGG14-005	208.7	5
	Pozos	Diamec 232	Underground	UGDP13-035 to UGDP14-041	329.8	7
	San Cayetano	Servicios Drilling, Mexico	Underground	UGSC14-016 to UGSC14-040	1,970.35	25
	Santa Margarita	Servicios Drilling, Mexico	Underground	UGDSM14-001 to UGDSM14-028, UGSM14-081 to UGSM14-090	3,763.8	37
	Valenciana	Servicios Drilling, Mexico	Underground	UGMV14-001 to UGMV14-009, UGV14-001 to UGV14-0029	3284.2	36
2015	Cata	Diamec 232	Underground	UGC15-053, UGC15-055, UGC15-057 to UGC15-073, UGCN15-001 to UGCN15-006	3,310.55	27
	Pozos	Diamec 232	Underground	UGDP15-042 to UGDP15-051, UGP15-001 to UGP15-010, UGP15-047	1932.15	21

Drilling	60 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Year	Zones	Drilling Company	Location	ID	Total Depth (m)	No. of Holes

	San Cayetano	Servicios Drilling, Mexico	Underground	UGSC15-041 UGSC15-049	940.4	8
	Santa Margarita	Servicios Drilling, Mexico	Underground	UGDSM15-001 to UGDSM15-004, UGSM15-005 to UGSM15-007	688.9	7
	Valenciana	Servicios Drilling, Mexico	Underground	UGV15-030 to UGV15-073, UGVN15-002, UGVN15-004	5,467	46
2016	Los Pozos	Versa Perforaciones SA de CV	Underground	UGP-001 to UGP16-003	792	3
	Guanajuatito		Underground	UGG16-001 to UGG16-010, UGGM16-001, UGGM16-003/005/006	3,108.7	14
	Santa Margarita		Underground	UGDSM16-001 to UGDSM16-002, UGMP16-001, UGP16-004	421.5	4
	Valenciana		Underground	UGV16-001 to UGV16-010	2355	10
2017	Cata, GTTO, Santa Margarita, Rayas, Valenciana	Versa Perforaciones SA de CV	Underground	UGV17-001 to UGV17-039, UGC17-001 to UGC17-010, UGG17-001 to UGG17-011, UGSM17-001 to 003, UGMPM17-001 to 004, UGP17-001 to 002, UGPM17-001 to 004. UGDC17-001, UGDV17-001, UGG16-001	13,696.8	77
2018	Rayas	DR Drilling	Underground	PZDR18-001 to PZDR18-013	740	13
	Cata, GTTO, Santa Margarita, Rayas	Versa Perforaciones SA de CV	Underground	UGCM18-003 to UGCM17-006, UGG18-001 to UGG18-018, UGGD18-001/ 004, UGGD19-006, UGMPM18-001, UGMR18-001-UGMR18-003, UGPM18-001/002-UGPM18-004, UGDSM18-001 to UGDSM18-004	5,638.05	39
	Valenciana	Versa Perforaciones SA de CV	Underground/ Surface	UGV18-001 to UGV18-021, UGDV18-001/002, UGV17-040	3,791	24
2019	Los Pozos	OV Drilling	Underground/ Surface	UGP19-001 to 044, SP19-001 to SP19-007, UGDP19-001 to 015	4,450.7	66
	Promontorio		Underground	UGPM19-001 to UGPM19-040	2,523.1	39
	Valenciana		Underground	UGV19-001 to UGV19-018	1,819	18
2020[1]	Guanajuatito	Kav Drilling	Underground	UGG20-001 to 004	350.5	4
	Los Pozos	Kav Drilling	Underground	UGP20-001 to 043	2815.5	43
	Santa Margarita	Kav Drilling	Underground	UGSM20-001 to 003	743.5	3
	Valenciana	Kav Drilling	Underground	UGV20-001 to 002	458.5	2
Total					191,888.2	1,446

Note:

1.	January 1, 2020 to July 31, 2020

Drilling	61 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Table 10.2: Drilling per year, San Ignacio

Year	Drilling Company	Location	ID	Total Depth (m)	Number of Holes
2010	BD Drilling Mexico	Surface	ESI10-001 to ESI10-005	2,294.0	5
2011	BD Drilling Mexico	Surface	ESI11-006 to ESI11-061	16,878.5	56
2012	BD Drilling Mexico	Surface	ESI12-062 to ESI12-103	9,556.3	43
2013	Servicios Drilling	Surface	ESI13-104 to ESI13-116	1,143.7	13
2014	Rock Drill	Surface	ESI14-117 to ESI14-141	3,728.1	25
	Servicios Drilling, Mexico	Underground	UGSI14-001 to UGSI14-002	104.1	2
2015	Rock Drill	Surface	ESI15-142 to ESI15-157	2,256.9	16
	Servicios Drilling, Mexico	Underground	UGSI15-001 to UGSI15-018	2,482.5	18
2016	Maza Drilling	Surface	ESI16-158 to ESI16-174	3,765.8	17
	Versa Perforaciones SA de CV	Underground	UGSI16-001 to UGSI16-026	5,263.9	26
2017	Maza Drilling	Surface	ESI17-175 to ESI17-230	13,962.5	56
	Versa Perforaciones SA de CV	Underground	UGDSI17-001 to UGDSI17-003 UGSI17-001 to UGSI17-043	8,202.5	46
2018	Maza Drilling	Surface	ESI18-231 to ESI18-250	6,121.6	20
	Versa Perforaciones SA de CV	Underground	UGSI18-001 to UGSI18-033	5,600.8	33
2019	Maza Drilling	Surface	ESI19-251 to ESI19-280	7,482.2	30
	Versa Perforaciones SA de CV	Underground	UGSI19-001 to UGSI19-045	3,239.0	45
2020[1]	Versa Perforaciones SA de CV	Surface	ESI20-281 to ESI20-291	2,055.0	11
	DR Drilling	Underground	UGSI20-046 to UGSI20-074	2,251.7	29
Total				96,389.10	491

Note:

1.	January 1, 2020 to July 31, 2020

Drilling	62 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

11.0	Sampling Methodology & Procedures
11.1	Drill Core Sampling

The drill core samples were prepared by technicians working under the direction of the Mine and Exploration Geologists. The exploration diamond drill core is of HQ and NQ diameter. The production holes drilled prior to July 2011 were generally AQ diameter. During July 2011, a BQ diameter rig (Diamec) was added to the production drilling capacity.

Depending on the diameter of the drill core to be sampled, it is either cut in half using a diamond bladed saw (NQ and HQ) or sampled whole (AQ and BQ). A technician then records the intervals for sampling in a numbered and perforated ticket book, a numbered part of each ticket is stapled to the core tray at the appropriate sample interval and the butt portion of the ticket book is completed with drill hole number and interval information. For each sample interval, the core (or half core) is placed along with a numbered ticket inside a pre-numbered clear plastic sample bag. The bag is then tied with string and delivered with other samples from the same hole to the onsite Cata laboratory. Sample numbers and intervals are written on the ticket books for later data capture.

Sample lengths are generally determined by mineralogical or lithological characteristics. For the exploration drilling, the protocol is for maximum sample lengths to be 1.5m and the minimum length to be 0.5 meters. For production drilling, in areas of little or no obvious mineralization, maximum sample lengths are from 1.5 to 2.0 meters. In mineralized or silicified zones, the maximum sample length is reduced to 0.6 meters while the minimum length is 0.3 meters. There are several instances where drill samples with lengths greater than 2.0 meters occur in the database, the reason being that for broken and/or small diameter core.

In the authors’ opinion, drill sample preparation methods carried out by Great Panther personnel are appropriate and of industry standard.

11.2	Channel Sampling Procedures

Channel sampling is carried out daily in accessible stopes and development headings by technicians after the sample positions are marked out by a geologist and a detailed drawing of the face is made. The samples consist of chips broken along a line across the structure using a rock hammer and chisel.

The quality of the channel samples is more variable than the drill samples. The rock is observed to be highly variable in hardness and competence and it is therefore difficult to achieve volumetrically consistent representation along the entire sample length. Sample bias can result where higher grades happen to correlate with zones of hardness characteristics.

The increased variance may also be due to the use of the mat rolling technique to reduce the channel sample mass. It is recommended that an alternative method to mat rolling be used to reduce the sample size if possible.

The channel sample data is stored digitally in Microsoft SQL© database, along with grade information and notes regarding the location from which the sample was taken. Improvements in the documentation of underground sampling were instituted in 2012 so that continuous channel sampling is recorded as a pseudo-drill hole. This system has made compositing of samples possible.

In the authors’ opinion, channel sample preparation methods carried out by Great Panther are appropriate and of industry standard.

11.3	Sample Preparation, Analytical Methodology, & Procedures

11.3.1  Analytical Laboratory

Most of the analytical work was carried out at an on-site laboratory managed by Great Panther staff, which is located within the confines of the Cata facility. The laboratory is equipped to perform Aqua Regia digest, fire assay, gravimetric and atomic absorption spectroscopy (AAS). The laboratory reverted to Company management (Cata lab) at the beginning of 2019, and therefore lost its accreditation that was gained when under management of the SGS Group.

Sampling Methodology & Procedures	63 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

The analysis process involves initial receipt of samples by Cata lab from Geology personnel followed by oven-drying of samples. Dry samples are then run through a crusher (10 mesh) and subsequently a 200g split is run through a disc mill for pulverizing to 98% passing 200 mesh. Samples are analysed by Aqua Regia with an AA finish, and any that report greater than 10g/t Au or 300g/t Ag are re-analysed by fire assay with a gravimetric finish. The laboratory can also perform determinations for arsenic, copper, lead, zinc, and antimony but these elements are not typically analysed for drill hole or channel samples.

The authors visited the Cata laboratory and found it to be orderly and appropriately configured for the analytical work required. Internal QA/QC conducted, and analytical methods used, are to industry standard. The laboratory was ISO certified under SGS Group to the end of 2018. An enhanced umpire assay regime was commenced in early 2019, by submitting GMC core sample pulps to SGS-Durango for re-assay. This includes re-assay of core samples and Company inserted standards, blanks, and duplicates.

11.3.2  Density Determination

Samples approximately 10cm in length were selected from whole or half-core (NQ or HQ) by the field technician and returned to the core box after bulk density determinations were completed.

The test work was completed on site by field technicians and followed the water submersion method on air-dried samples (not in an oven). Non-friable, non-porous core samples were weighed in air and then weighed while suspended from the scale in a basket, which was submerged in water. The raw information was recorded on paper logs.

Although no formal QA/QC program was in place to provide confidence in the precision or accuracy of the results, the results are within the range of expected density values for the material tested. It is recommended that duplicate samples selected at a standard frequency be sent to an external laboratory for testing and the scale monitored regularly using a standard weight to add confidence to the dataset.

The authors believes the bulk density test work was conducted using appropriate procedures and is reliable for Mineral Resource estimation.

11.4	Sample Security

Sample security is considered by the authors to be acceptable and in line with common industry practices. The Geology Department and Exploration core sheds and the Cata laboratory are located within the Cata Facility which is fenced and guarded around the clock.

11.5	Quality Assurance & Quality Control Methodology & Procedures

Until the end of 2018 the SGS-GTO / Cata laboratory manager conducted routine Quality Assurance/Quality Control (QA/QC) and instrument calibration and maintained a database of the results. This was continued with the reversion of the laboratory to Company management.

Additional to internal laboratory QA/QC monitoring, Great Panther personnel also insert quarter-core duplicates, standards, and blanks into the channel and drill sample streams as well as arranging regular umpire checks. The protocol is for a duplicate for every 19 samples, and one blank and a standard for every 40 samples. Suspicious QA/QC results are detected by the Database Administrator who informs the relevant Geologist. Re-assaying is performed in cases where data entry and sample collection issues such as sample swaps are ruled out by the Geologist.

In January 2013, Great Panther Topia and Guanajuato QA/QC data were audited by Dr. Wesley M. Johnson of Quality Analysis Consultants. Regarding SGS GTO laboratory, the author has stated that 'There is no obvious problem with the data generated in the laboratory from either an accuracy or a precision standpoint.’ (Johnson, 2013).

Sampling Methodology & Procedures	64 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

As a precaution with the laboratory reverting to the Company the authors have run parallel analytical work on GMC drill program whereby samples are initially prepared and assayed at Cata lab, and pulps sent to SGS-Durango certified assay facility for re-assay, including inserted blanks, duplicates, and standards.

QA/QC material herein considered and reviewed for this report include samples from August 1, 2019 to July 31, 2020 inclusive for San Ignacio and November 1, 2019 to July 31, 2020 inclusive for Guanajuato.

In the authors’ opinion, the QA/QC program employed by Great Panther is appropriate and is in line with industry standards.

11.5.1  Blanks

The blank material was collected from a barren rhyolite tuff (La Bufa Formation) on the south side of Guanajuato. It was crushed, pulverized, and homogenized at the Cata laboratory. During the period considered herein, blanks were analysed in the laboratory by either Aqua Regia digest with Atomic Absorption finish (Ag, Au). The results of each are charted below. Values limits for gold and silver should not exceed 0.05 g/t and 3 g/t, respectively. Figure 11.1 through Figure 11.4 illustrates the assay results for blank samples.

Table 11.1 below provides details of Blanks result outliers from the established accepted parameters inserted on underground channel and DDH sampling activities.

It is the authors’ opinion that the blank insertion program is adequate and that the results are of sufficient quality for use in the Mineral Resource estimation.

Table 11.1: Blanks outside QA/QC accepted parameters

Element	Material	Total	No. over (Au<0.05 & Ag< 3 ppm)	Percentage outside limits
U/G Sampling
Au	Blank	253	0	0.00%
Ag	Blank	253	0	0.00%
DDH Sampling
Au	Blank	195	1	1%
Ag	Blank	195	4	2%

Figure 11.1: Ag assays of “Blank” material, U/G sampling

Sampling Methodology & Procedures	65 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Figure 11.2: Au assays of “Blank” material, U/G sampling

Figure 11.3: Ag assays of “Blank” material, DDH sampling

Figure 11.4: Au assays of “Blank” material, DDH sampling

11.5.2  Standards

Between 2017-2018, two standards (GTS11 and GTS12) were produced by SGS-Durango laboratory and certified by SGS© after Round Robin assaying by five laboratories (4 external). African Mineral Standards (AMIS) supplied a standard GTS13, starting July 2019. In 2020, GTS14 and GTS15 were purchased from OREAS, and GTS16 and GTS17 from SGS in Durango. Previously, thirteen (13) other standards developed by WCM Minerals© (PM929, PM1140, PM114 and PM1129), SGS© Durango (GTS03, GTS05, GTS06, GTS07, GTS08, GTS09, and GTS10), SKYLINE© (GTS04), and Rocklabs© (SP49) had been in usage prior to 2017.  Eight standards, GTS10 through GTS17, were used during the time of this TR. Table 11.2 provides the limits for each standard used at GMC. Table 11.3 below, provide details of the standard sample results for underground channel samples which fall outside three standard deviations of the expected value.

Sampling Methodology & Procedures	66 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Table 11.4 below, provide details of the standard sample results for drill core samples which fall outside three standard deviations of the expected value.

Figure 11.5 through Figure 11.34 illustrate the assay results for standards samples from August 1, 2019 through July 31, 2020 at San Ignacio and November 1, 2019 through July 31, 2020 at Guanajuato.

Table 11.2: Expected values for the GMC Standards used for QA/QC

STD	Element	Method	Certified Value	Tolerance Interval		Date of Usage		Source
				Low	High	From	To
GTS03	Ag	ICP12B	45.64	27.76	63.52	3/2/2009	6/1/2013	Internal standard prepared from Guanajuato Vein Material by SGS-Durango
	Au	ICP12B	0.3	0.06	0.54
GTS04	Ag	ICP12B	165	141	189	3/31/2009	12/5/2012	Internal standard prepared from Guanajuato Vein Material by Skyline
	Au	ICP12B	1.15	0.73	1.57
GTS05	Ag	4A_AAS	36.86	26.51	47.21	10/19/2012	12/29/2015	Internal standard prepared from Guanajuato Vein Material by SGS-Durango
	Au	Au_AA23	0.353	0.245	0.461
GTS06	Ag	4A_AAS	121	94.39	147.61	10/17/2012	12/23/2014	Internal standard prepared from Guanajuato Vein Material by SGS-Durango
	Au	Au_AA23	1.133	0.773	1.493
GTS07	Ag	4A_AAS	48.5	40.4	56.6	4/7/2014	1/21/2016	Internal standard prepared from Guanajuato Vein Material by SGS-Durango
	Au	Au_AA23	0.372	0.282	0.462
GTS08	Ag	4A_AAS	7.6	4	11.2	4/23/2014	11/30/2015	Internal standard prepared from Guanajuato Vein Material by SGS-Durango
	Au	Au_AA23	0.615	0.405	0.825
GTS09	Ag	GE_AA321E	155.2	120.7	189.7	9/1/2015	4/28/2017	Internal standard prepared from Guanajuato Vein Material by SGS-Durango
	Au	GE_FA313	1.369	0.979	1.759
GTS10	Ag	FAA313	114.8	100.25	129.35	2/4/2017	Current	Internal standard prepared from Guanajuato Vein Material by SGS-Durango
	Au	GE_FA313	0.549	0.429	0.669
GTS11	Ag	FAA313	137.63	123.56	151.70	6/4/2017	Current	Internal standard prepared from Guanajuato Vein Material by SGS-Durango
	Au	FAA313	0.798	0.648	0.948
GTS12	Ag	FAA313	302.10	278.10	326.10	6/4/2017	Current	Internal standard prepared from Guanajuato Vein Material by SGS-Durango
	Au	FAA313	1.579	1.399	1.759
GTS13	Ag	FAA_GE/GC	158	135.2	180.8	07/27/2019	Current	AMIS
	Au	FAA_GE/GC	2.49	1.650	3.329
GTS14	Ag	ASS_GE	50.1	44.88	55.32	01/20/2020	Current	OREAS
	Au	FAG_GC	0.712	0.712	0.838
GTS15	Ag	ASS_GE	118	103.6	132.4	02/05/2020	Current	OREAS
	Au	FAG_GC	1.95	1.75	2.15
GTS16	Ag	FAG_GC	28.6	24.5	32.8	03/09/2020	Current	SGS
	Au	FAG_GCAA	0.77	0.62	0.91
GTS17	Ag	FAG_GC	433	410	455	03/30/2020	Current	SGS
	Au	FAG_GCAA	2.74	2.31	3.17
PM1129	Ag	FAA313	34	32	38.1	7/27/2011	5/16/2012	WCM Minerals Commercial Gold and Silver Reference Material
	Au	FAA313	3.46	3.18	3.99
PM1114	Ag	FAA313	330	315	355	1/28/2011	9/13/2011	WCM Minerals Commercial Gold and Silver Reference Material
	Au	FAA313	1.61	1.545	1.72
PM1140	Ag	FAA313	48.4	46	51	9/12/2012	12/12/2012	WCM Minerals Commercial Gold and Silver Reference Material
	Au	FAA313	1658	1577.2	1748.5
PM929	Ag	FAA313	65	60.45	67.1	8/25/2012	9/25/2012	WCM Minerals Commercial Gold and Silver Reference Material
	Au	FAG313	5.1	4.87	5.428
SP49	Ag	FAG313	60.2	59.2	61.2	8/8/2011	12/27/2012	Rocklabs. Feldspar minerals, basalt and iron pyrite with Feldspar minerals, basalt, and iron pyrite with minor quantities of finely divided gold and silver-containing minerals
	Au	FAG313	18.34	18.22	18.46

Sampling Methodology & Procedures	67 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Table 11.3: Standard sample results outside 3 standard deviations, U/G sampling

Element	Standard ID	Total	No. outside 3 Std. Dev.	Percentage outside 3Std. Dev.
Ag	GTS10	8	0	0%
Au	GTS10	8	0	0%
Ag	GTS11	65	3	5%
Au	GTS11	65	6	9%
Ag	GTS12	2	0	0%
Au	GTS12	2	0	0%
Ag	GTS13	138	2	1%
Au	GTS13	138	0	0%
Ag	GTS14	34	7	21%
Au	GTS14	34	3	9%
Ag	GTS15	3	0	0%
Au	GTS15	3	0	0%
Ag	GTS17	1	0	0%
Au	GTS17	1	0	0%

Table 11.4: Standard sample results outside 3 standard deviations, DDH sampling

Element	Standard ID	Total	No. outside 3 Std. Dev.	Percentage outside 3Std. Dev.
Ag	GTS10	22	1	5%
Au	GTS10	22	1	5%
Ag	GTS11	17	3	18%
Au	GTS11	17	3	18%
Ag	GTS12	9	0	0%
Au	GTS12	9	2	22%
Ag	GTS13	49	2	4%
Au	GTS13	49	0	0%
Ag	GTS14	9	1	11%
Au	GTS14	9	0	0%
Ag	GTS15	30	4	13%
Au	GTS15	30	0	0%
Ag	GTS16	37	5	14%
Au	GTS16	37	6	16%
Ag	GTS17	22	0	0%
Au	GTS17	22	2	9%

Sampling Methodology & Procedures	68 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Figure 11.5: Ag assays of Standard “GTS10”, U/G sampling

Figure 11.6: Au assays of Standard “GTS10”, U/G sampling

Figure 11.7: Ag assays of Standard “GTS11”, U/G sampling

Figure 11.8: Au assays of Standard “GTS11”, U/G sampling

Sampling Methodology & Procedures	69 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Figure 11.9: Ag assays of Standard “GTS12”, U/G sampling

Figure 11.10: Au assays of Standard “GTS12”, U/G sampling

Figure 11.11: Ag assays of Standard “GTS13”, U/G sampling

Figure 11.12: Au assays of Standard “GTS13”, U/G sampling

Sampling Methodology & Procedures	70 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Figure 11.13: Ag assays of Standard "GTS14", U/G sampling

Figure 11.14: Au assays of Standard "GTS14", U/G sampling

Figure 11.15: Ag assays of Standard "GTS15", U/G sampling

Figure 11.16: Au assays of Standard "GTS15", U/G sampling

Sampling Methodology & Procedures	71 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Figure 11.17: Ag assays of Standard “GTS17”, U/G sampling

Figure 11.18: Au assays of Standard “GTS17”, U/G sampling

Figure 11.19: Ag assays of Standard “GTS10”, DDH sampling

Figure 11.20: Au assays of Standard “GTS10”, DDH sampling

Sampling Methodology & Procedures	72 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Figure 11.21: Ag assays of Standard “GTS11”, DDH sampling

Figure 11.22: Au assays of Standard “GTS11”, DDH sampling

Figure 11.23: Ag assays of Standard “GTS12”, DDH sampling

Figure 11.24: Au assays of Standard “GTS12”, DDH sampling

Sampling Methodology & Procedures	73 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Figure 11.25: Ag assays of Standard “GTS13”, DDH sampling

Figure 11.26: Au assays of Standard “GTS13”, DDH sampling

Figure 11.27: Ag assays of Standard “GTS14”, DDH sampling

Figure 11.28: Au assays of Standard “GTS14”, DDH sampling

Sampling Methodology & Procedures	74 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Figure 11.29: Ag assays of Standard “GTS15”, DDH sampling

Figure 11.30: Au assays of Standard “GTS15”, DDH sampling

Figure 11.31: Ag assays of Standard “GTS16”, DDH sampling

Figure 11.32: Au assays of Standard "GTS16", DDH sampling

Sampling Methodology & Procedures	75 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Figure 11.33: Ag assays of Standard "GTS17", DDH sampling

Figure 11.34: Au assays of Standard "GTS17", DDH sampling

11.5.3  Duplicates

Duplicates are routinely taken for channel samples and drill samples and are sent to the laboratory to be assayed via the same method as the respective originals. An analysis of the results of all duplicate-original pairs assayed during the period considered revealed the following R2 coefficient determinations for Ag and Au, under-ground sampling returned 99% and 99%, respectively, and diamond drill sampling returned 83% and 72%, respectively. These results are considered reasonable due to the nugget effect associated with the various mineralized zones at Guanajuato and San Ignacio operations.

Figure 11.35 through Figure 11.38 illustrate the assay results for duplicate samples.

Figure 11.35: Ag analysis of duplicate-original pair results in U/G sample batches

Sampling Methodology & Procedures	76 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Figure 11.36: Au analysis of duplicate-original pair results in U/G sample batches

Figure 11.37: Ag analysis of duplicate-original pair results in DDH sample batches

Figure 11.38: Au analysis of duplicate-original pair results in DDH sample batches

11.5.4  Umpire Checks

A program of umpire assaying was initiated in 2019 as an additional QA/QC measure. QA/QC monitoring of the GMC laboratory includes shipping all exploration drill-hole pulps to SGS-DGO for re-analysis and statistical comparison of assay values using correlation coefficients. All original assay-umpire assay pairs have been considered for the effective period. Figure 11.39 and Figure 11.40 represent the plots of the coefficient of correlation for silver (0.992) and gold (0.995) between the sample pairs. A high correlation exists between the Cata lab (MVS-GTO) and SGS-DGO.

Overall correlation between original and umpire lab assays is considered reasonable and acceptable.

Sampling Methodology & Procedures	77 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Figure 11.39: Ag lab result sample correlation, DDH sampling

Figure 11.40: Au lab result sample correlation, DDH sampling

11.6	Qualified Persons Statement on Sampling, Analysis, & Quality Control

It is the authors’ opinion that appropriate chain of custody and industry standard for sample selection, sample preparation, analysis and QA/QC procedures were followed during the sample preparation and analytical process for the period covered by this TR. The quality control insertion program is adequate, but it needs improvement. Further, it is the authors’ opinion that the results are of sufficient quality for use in Mineral Resource estimation. It is recommended that the QA/QC program be monitored on monthly basis. There were some incidents where some standards and blanks were swapped which were duly sorted.

Sampling Methodology & Procedures	78 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

12.0	Data Verification
12.1	Data Verification Procedures

The GMC database review (both Guanajuato and San Ignacio drill and channel samples) included drill-hole location, down-hole survey, lithology, mineralogy, alteration, density, structural features, recovery and RQD, and sample assays, including the results from quality control samples.

The data from the supplied database was checked for missing intervals, out of sequence intervals, non-numerical values, negative values, and any other obvious errors.

Any data found to have such issues were either individually investigated and resolved or excluded from the final database used in modelling.

The validity of the channel sample and drill hole samples assays were audited. For the drill hole data audit, nine dispatches of holes drilled between August 1, 2019 and July 31, 2020, selected, and compared with assays stored in the database. All results taken from certificates concurred completely with results stored in the database for both Au and Ag (a total of 395 results were checked).

The logging and sampling procedures were reviewed on site and the authors are satisfied that they meet industry standard practices. Geological logs were reviewed against selected intersections of half core from three drill holes. Core box intervals were checked and compared measurements of core recovery and RQD against values recorded in the database. Geology and mineralization were observed as described in the logs. No significant discrepancies were observed.

The validity of the channel sample assays was audited in the same way as described above for the drill samples. Eight dispatches were selected within the period August 1, 2020 to July 31, 2020. All channel samples within the dispatches were compared by element as provided on the assay certificates with the results stored in the database (a total of 290 results checked). All results taken from certificates concurred completely with results stored in the database for both Au and Ag.

The onsite assay laboratory was inspected and found to be secure, orderly, and appropriately configured for the analytical work required. The assay protocols are conventional methods, commonly used in the industry.

12.2	Limitations of Data Verification

The authors thoroughly reviewed and audited the data and found no significant issues or inconsistencies.

12.3	Qualified Persons Statement on Data Verification

It is authors’ opinion that the data and observations from the drill holes and channel samples were collected with industry standard practices, and that the accompanying assay results are reasonable. The drilling and sampling data have been appropriately verified for the purpose of completing a geological model, estimating Mineral Resources, and preparing an NI 43-101 Mineral Resource estimate.

Data Verification	79 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

13.0	Mineral Processing and Metallurgical Testing

Ore from the Great Panther’s Guanajuato and San Ignacio operations are being treated at the Guanajuato site plant. Great Panther have operated the metallurgical plant since 2006. The processing plant uses conventional crushing, grinding, milling, flotation, and concentrate dewatering circuits to generate sulphide concentrates containing silver and gold, which are sent offsite for smelting and refining. The plant operated at a rate of 779 tonnes per operating day for the effective period of this TR from September 1, 2019 to July 31, 2020. This included 162,758 tonnes milled from the Guanajuato Mining Complex, at a head grade of 130g/t Ag and 1.96g/t Au, and specifically 23,175 tonnes from Guanajuato, at a head grade of 212g/t Ag and 1.24g/t Au, and 139,583 tonnes from San Ignacio, at a head grade of 116g/t Ag and 2.08g/t Au.

Silver and gold are recovered as components of a sulphide concentrate containing pyrite, electrum, and silver sulphide minerals. As of July 2016, the practice of separately “batching” Guanajuato and San Ignacio ores was ended and the ores from both mines are blended before crushing and milled concurrently. The recoveries for the effective period of this report (August 1, 2019 to July 31, 2020) were 85.3% for silver and 83.9% for gold. The Guanajuato operation was placed on C&M December 31, 2018 and then re-started production, in a limited manner, in July 2019. Blending of the Guanajuato and San Ignacio material began in July 2016 and the processing (milling) of the blended ore continued to December 2018 and then on limited basis.

In addition to the operation of the plant, Great Panther has undertaken some metallurgical test-work aimed at improving the operation of the plant. During 2011 this has included the addition of a new flotation section with the installation of five new fully automated Outotec cells which replaced the old sections of rougher cells. In 2012 a small regrind mill was installed with improvements in metallurgical recoveries. In 2012 and 2013 the primary crushing units were upgraded with a new Metso HP300 crusher and new vibrating twin screens. Lastly, in 2013, a new state of the art filter press was installed to reduce water content in the concentrate.

For additional metallurgical testing refer to Item 17.0 of this Technical Report. The metallurgical testing samples were collected throughout the active arts of the mine and are representative of the mineralization present at Guanajuato and San Ignacio. There are no deleterious elements or processing factors that significantly effect the extraction of silver and gold into the concentrate.

Mineral Processing and Metallurgical Testing	80 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

14.0	Mineral Resource Estimates

The Mineral Resource estimates included in this TR are forward-looking statements. There are material factors that could cause actual results to differ materially from the conclusions, forecasts, or projections set out in this TR. Some of the material factors include differences from the assumptions made in the TR regarding grades, metals prices, currency exchange rates, metals production rates, schedule of development, labour, consumables and other material costs, markets and market prices, and other circumstances such that the project proceeds, as described in the TR. See Section 24.0 for a discussion about the forward-looking statements included in this TR and the key assumptions upon which they are based and risks and uncertainties associated with such forward-looking statements. Mineral Resources that are not Mineral Reserves have no demonstrated economic viability.

14.1	Introduction

This report includes updated Mineral Resource estimates for the GMC Guanajuato and San Ignacio operations with an effective date of July 31, 2020. This update supersedes the previous mineral resource estimates for the Guanajuato and San Ignacio by Brown and Nourpour (2020), and Brown and Nourpour (2020), and Wunder (2018), with effective dates of October 31, 2019, July 31, 2019, and August 31, 2017, respectively.

There are no known environmental, legal, title, taxation, socio-economic, marketing, political or other factors that are expected to materially affect the Mineral Resource estimates detailed in this report. The Company has been experiencing delays in obtaining approvals to expand the GMC tailings storage facility which if not resolved may affect the GMC operations. For a discussion of these permitting matters, refer to Section 20.2.3 of this report.

Geological modelling and subsequent Mineral Resource estimation were performed by Great Panther under the supervision of the Qualified Persons in accordance with the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (November 2019). The geological data compilation, interpretation, geological modelling and Mineral Resource estimation methods and procedures are described in the following Items.

14.1.1  Definition of Mineral Resource Estimates

For estimating the Mineral Resources for the Great Panther GMC mines, the Qualified Person has applied the definitions of “Mineral Resource” as set forth in the CIM Definitions Standards, adopted May 10, 2014 (CIMDS).

Under CIMDS, a Mineral Resource is defined as:

“…a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.”

Mineral Resources are subdivided into classes of Measured, Indicated, and Inferred, with the level of confidence reducing with each class, respectively. Mineral Resources are reported as in-situ tonnage and are not adjusted for mining losses or mining recovery. There are no Mineral Reserves disclosed in this report.

During the effective period of this TR (August 1, 2019 to July 31, 2020 for San Ignacio and November 1, 2019 to July 31, 2020 for Guanajuato) at total of 19,252 tonnes grading 196g/t silver and 1.22g/t gold has been milled from Guanajuato, and a total of 139,583 tonnes grading 116g/t silver and 2.08g/t gold has been milled from San Ignacio.

The resources were estimated from seven area-specific block models at Guanajuato, and sixteen block models at San Ignacio. A set of 50 wireframes representing the mineralized zones served to constrain the block models and data subsequently used in Inverse Distance Cubed (ID3) Au and Ag grade interpolation. The effective date of the estimate is July 31, 2020.

Mineral Resource Estimates	81 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

The geological interpretation was provided by the Company. Wireframe modelling was completed using MICROMINE and Leapfrog 3D geological modelling software and grade estimation and geological modelling completed using by MICROMINE software.

14.2	Geological Database

All underground channel and drill hole sample data collected under the supervision of the Guanajuato Geology Department are entered and stored within a Microsoft SQL database.

Sample intervals with assay values lower than the detection limit for silver and gold were imported at the detection limit. The MICROMINE database records the sample as being less than detection. For analysis in external software (e.g. MS Excel), the values were converted to half the detection limit.

14.2.1  Guanajuato

A validated dataset (see Item 12 of this TR for Database Validation) extracted from the Guanajuato SQL database and subsequently used in modelling consisted of 1,471 drill holes and 170,289 underground channel samples.  This dataset contained data current up to and including July 31, 2020.

Most holes in the dataset are angled towards the northeast at moderate to steep angles in fans collared from development headings located in the hanging wall of the mineralized vein structures.  Holes range in length from 3 meters to 430 meters.  Channel samples with an average width of 0.77 meters consist primarily of individual samples with corresponding mid-point co-ordinates; all have azimuth and dip information to allow display of “pseudo drill holes”.

Drilling is spread out over an approximate area of 3,650 meters (northwest-southeast) by 1,000 meters (northeast-southwest).  The average drill sample length is 1.10 meters.

14.2.2  San Ignacio

A validated dataset (see Item 12 of this TR for Database Validation) extracted from the Guanajuato SQL database and subsequently used in modelling consisted of 499 drill holes and 67,398 underground channel samples.  This dataset contained data current up to and including July 31, 2020.

Most holes in the dataset are angled towards the west-southwest at moderate to steep angles in fans collared from development headings located in the hanging wall of the mineralized vein structures.  Holes range in length from 9 meters to 600 meters and the average drill sample length is 0.94 meters.   Channel samples with an average width of 0.68 meters consist primarily of individual samples with corresponding mid-point co-ordinates; all have azimuth and dip information to allow display of “pseudo drill holes”.

For this report, drill holes and underground samples between sections 1,200S and 1,225N, were utilized in the Mineral Resource estimate.

14.3	Geological Interpretation

14.3.1  Topography & Underground Workings

All wireframes for underground workings were generated by Great Panther personnel using a combination of digitized historic level plans and drill-hole logs. These wireframes were subsequently cut from the mineralization wireframes to generate total mined solids.

14.3.2  Geological Modelling Domains

Domain modelling is generally considered the first step in estimating resources for a mineral deposit. It consists of separating the mineralized material into different domains with distinct geological characteristics, grade distributions, and spatial continuity of geology and grade. In practice, each domain takes the form of a 3D envelope often interpreted on sections or levels by a geologist.

Mineral Resource Estimates	82 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

14.3.2.1	Guanajuato

There are 34 wireframes representing each of the mineralized zones contained within the seven areas created by Great Panther personnel and provided for use in resource modelling. Each wireframes’ name was assigned to the block model and assay intervals associated with each zone. Every assay located at >50% within one or more of the 34 wireframes received a corresponding code. Details on area and zone names and zone orientation are presented in Table 14.1.

Table 14.1: Vein and vein orientation, Guanajuato

Area	Zone/Vein	Dip (Deg)	Dip Direction (Deg)
Cata	Cata Contacto	-46	236
	Cata Alto1	-41	227
	Cata Alto2	-34	207
	Cata Alto3	-35	193
	Cata Alto4	-19	233
	Cata Alto4a	-6	215
	Cata Alto 5	-30	192
Los Pozos	Pozos SE FW	-40	235
	Pozos SE	-41	236
	Pozos AO1	-40	225
	Pozos AO2	-40	231
	Pozos AO3	-40	227
Guanajuatito	GTTO HW	-45	228
	GTTO FW	-46	237
	GTTO NW	-46	245
	GTTO SE	-47	237
	GTTO INT	-35	145
	GTTO BO	-52	234
Santa Margarita	SM HW	-48	231
	SM BO	-27	237
	SM AA	-35	232
Valenciana	VAL 3	-42	234
	VAL 4	-46	235
	VA VM	-46	236
	VA VM 245	-49	235
	VA VM BO1	-47	236
	VA VM BO2	-41	236
	VA VM COBO	-53	236
San Cayetano	SC	-44	236
	SC AO	-26	237
Promontorio	Prom A1	-36	235
	Prom B1	-39	235
	Prom B2	-39	235
	Prom Alto2	-52	237
14.3.2.2	San Ignacio

The domains (Table 14.2) were modelled to include vein, vein breccia, and stockwork material that were interpreted by Great Panther to form continuous veins. Not all material that was logged as vein, vein breccia, or stockwork was included in the sixteen-modelled domains, as some of this material could not be correlated between drill holes, and not all the intersections used to model the veins were mineralized. Details on zone names and zone orientation are presented Table 14.2.

Mineral Resource Estimates	83 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Table 14.2: Vein and vein orientation, San Ignacio

Zone/Vein	Dip (Deg)	Dip Direction (Deg)
Melladito	-64	65
Melladito BO	-60	65
Melladito South	-62	65
Purisima	-45	235
Purisima Bo	-75	210
Purisima Int	-70	228
Purisima HW	-55	223
Intermediate	-87	245
Intermediate 2	-70	65
Nombre De Dios	-49	245
Nombre De Dios 1.5	-59	245
Nombre De Dios 2S	-65	245
Nombre De Dios 2N	-45	245
Nombre De Dios 3	-45	245
Santo Nino	-47	244
700	-62	245

14.3.3  Assay Composites & Descriptive Statistics

Assay intervals were tagged for each area and zone, as described previously. Any assay contained at >50% within a wireframe received a domain name. Only samples with a domain name were used in the relevant grade interpolation.

Common industry practice is to composite samples to a standard specified length as a method of mitigating grade bias that may potentially result from variable primary sample lengths.

14.3.3.1	Guanajuato

All drill samples were composited to a length of 1.5 meters (maximum allowable drill assay interval length as documented in core processing protocols) prior to use in grade interpolation. The 1-meter composite length was selected as the minimum possible length which would allow for the closest reasonable parity with average channel sample length. Underground samples were stored as intervals and composited to a length of 1 meter prior to use in grade interpolation. A minimum width of 0.5 meter was applied during vein modelling.

The validated assay database contains 80,575 sample intervals from drill holes and 170,289 individual channel sample intervals from underground development and mining areas. Assay results reported to be below laboratory detection limits were replaced with a value of half the detection limit.

A total of 2,726 drill intervals and 59,303 underground samples were used for resource modelling process. For a sample be included in a resource model, at least 50 percent of the sample length need to lie within the wireframe. Table 14.3 and Table 14.4 provide summary statistics for these intervals.

Table 14.5 and Table 14.6 summarize the statistics of composited silver and gold grades respectively for Guanajuato.

Figure 14.1 and Figure 14.2 are histogram plots for sample lengths of underground channel samples and drill core samples respectively for Guanajuato.

Table 14.3: DDH sample statistics by area, Guanajuato

Vein/Zone	Count	Min	Max	Mean	Std. Dev.	Variance
Au
Cata	414	0.001	73.50	2.12	7.39	54.68
Los Pozos	769	0.001	16.85	1.09	2.08	4.31
Santa Margarita	383	0.001	97.70	4.10	11.23	126.07
Guanajuatito	419	0.001	53.70	0.67	3.05	9.31
San Cayetano	280	0.001	71.60	1.39	7.47	55.80
Valenciana	392	0.001	89.07	1.19	4.82	23.28
Promontorio	251	0.001	46.98	2.30	4.52	20.44
Ag
Cata	414	0.1	16,400	603	1,939	3,761,067
Los Pozos	769	0.1	5,465	219	497	246,862
Santa Margarita	383	0.1	2,440	74	225	50,483
Guanajuatito	419	0.1	5,830	104	375	140,708
San Cayetano	280	0.1	607	28	61	3,715
Valenciana	392	0.1	2,350	109	234	54,584
Promontorio	251	0.1	2,139	153	277	76,712

Mineral Resource Estimates	84 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Table 14.4: U/G sample statistics by area, Guanajuato

Vein/Zone	Count	Min	Max	Mean	Std. Dev.	Variance
Au
Cata	6,899	0.001	119.00	1.02	4.79	22.92
Los Pozos	25,353	0.001	1,149	1.14	8.16	66.51
Santa Margarita	9,551	0.001	1,540.00	4.84	28.95	838.3
Guanajuatito	12,434	0.001	92.30	0.83	2.68	7.19
San Cayetano	6,620	0.001	173.76	2.27	8.88	78.89
Valenciana	4,215	0.001	222.11	1.60	7.26	52.70
Promontorio	1,941	0.001	150.57	1.26	4.56	20.79
Ag
Cata	6,899	0.1	33,300	296	1,253	1,570,192
Los Pozos	25,353	0.1	17,515	191	553	306,142
Santa Margarita	9,552	0.1	18,732	71	451	202,983
Guanajuatito	12,434	0.1	9,670	169	461	215,555
San Cayetano	6,620	0.1	13,391	148	656	429,699
Valenciana	4,215	0.1	17,297	153	641	410,761
Promontorio	4,404	0.1	9,330	102	343	117,510

Mineral Resource Estimates	85 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Table 14.5: Descriptive statistics of composited silver grade by domain, Guanajuato

Vein/Zone	Type	Count	Mean	Minimum	Maximum	Median	Variance	Std. Dev.	CV	5th Percentile	75th Percentile	95th Percentile
Alto4	DH	43	143	0.1	900	6	67,752	260	1.82	0.1	118	834
	UG	869	143	0.1	1300	14	88,019	297	2.07	0.1	94	927
Alto5	DH	91	21	0.1	244	4	1,952	44	2.08	0.1	14	162
	UG	1,235	122	0.1	1500	9	81,867	286	2.34	0.1	64	779
Contacto	DH	61	600	0.1	4,353	324	711,117	1.41	1.41	0.1	677	2,180
	UG	1,753	403	0.1	15,952	14	1,905,385	1,380	3.43	0.1	131	1,942
GTTO FW	DH	78	214	0.1	5,830	21	534,804	731	3.41	0.1	109	877
	UG	7,908	213	0.1	29,459	67	375,521	613	2.87	0.1	194	856
GTTO BO	DH	7	118	19	357	65	16,729	129	1.09	20	156	322
	UG	1,214	230	0.1	5,323	93	181,766	426	1.85	9	239	868
Pozos SE	DH	126	272	1	3,320	59	294,158	542	1.99	2.0	279	1,460
	UG	3,956	254	1	11,694	47	217,574	466	2.66	1.00	167	717
Pozos SE FW	DH	195	201	1	3,329	42	194,281	441	2.19	1	207	919
	UG	10,227	182	1	13,003	55	176,929	421	2.317	1	181	740
Pozos AO1	DH	206	177	1	3,719	42	136,646	370	2.09	1.3	208	761
	UG	5,848	186	1	10,329	40	290,432	539	2.90	1.0	150	768
Pozos AO2	DH	94	319	1	2,572	184	196,482	443	1.39	2	361	1147
	UG	2,136	176	1	9,662	43	228,067	478	2.72	1	142	750
Pozos AO3	DH	19	61	1	440	25	10,098	100	1.64	1.90	66	165
	UG	421	184	1	5,272	70	151,645	389	2.11	1	186	661
SM BO	DH	5	253	129.2	371	298	8,726	94	0.37	134.90	310	359
	UG	258	188	0.1	1300	51	94,799	308	1.63	0.10	164	936
SC	DH	168	24	0.1	254	7	1,901	44	1.82	1.00	21	114
	UG	3,368	48	0.1	300	19	4,553	67	1.40	0.10	58	209
SC AO	DH
	UG	577	88	0.1	300	41	9,252	96	1.09	0.10	158	300
VA VM	DH	26	316	0.1	1,111	211	99,409	315	0.99	2.30	573	764
	UG
VM 245	DH	21	213	3	1,025	175	70,286	265	1.25	3.00	333	590
	UG
VM BO1	DH	85	90	0.1	752	20	26,282	162	1.79	0.10	97	424
	UG	1,792	144	0.1	8,440	33	163,885	405	2.81	0.10	108	642
VM BO2	DH	33	129	3	982	70	39,612	199	1.54	4.00	146	488
	UG	1,367	276	0.1	14,333	34	839,375	916	3.32	0.10	133	1,323
VM COBO	DH	45	104	0.1	549	51	19,888	141	1.35	1.52	120	439
	UG	2,860	134	0.1	9,937	28	173,487	417	3.11	0.10	98	540
Prom A1	DH	79	106	1	1210	60	34,133	185	1.74	6.90	103	284
	UG	1,508	39	1	4,258	7	30,870	176	4.51	1.00	20	157
Prom B1	DH	90	181	1	1,611	99	73,0096	270	1.49	3.45	216	562
	UG	1,102	138	1	2,778	42	75,408	275	1.99	1	132	615
Prom B2	DH	79	123	1	1,531	62	39,329	198	1.61	2.90	170	389
	UG	911	95	1	2,767	21	57,874	241	2.53	1	74.5	407
Prom Alto2	DH	19	54	0.1	757	7	29,920	173	3.19	0.10	15	198
	UG	530	184	0.1	9,330	23	345,759	588	3.20	0.05	114	885

Mineral Resource Estimates	86 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Table 14.6: Descriptive statistics of composited gold grade by domain, Guanajuato

Vein/Zone	Type	Count	Mean	Minimum	Maximum	Median	Variance	Std. Dev.	CV	5th Percentile	75th Percentile	95th Percentile
Alto4	DH	43	0.715	0.001	7.000	0.020	2.464	1.570	2.197	0.001	0.290	4.560
	UG	869	0.574	0.100	8.000	0.050	2.015	1.419	2.474	0.001	0.278	3.710
Alto5	DH	91	0.206	0.001	2.570	0.018	0.191	4.372	2.122	0.001	0.210	0.925
	UG	1,235	0.555	0.001	9.000	0.051	1.873	1.368	2.465	0.001	0.327	3.506
Contacto	DH	61	1.757	0.001	8.430	0.850	5.303	2.303	1.311	0.010	2.500	7.810
	UG	1,753	1.228	0.001	69.000	0.061	21.531	4.640	3.778	0.001	0.363	6.011
GTTO FW	DH	78	1.642	0.001	53.700	0.208	43.895	6.626	4.036	0.009	0.627	4.009
	UG	7,908	1.013	0.001	107.484	0.279	11.499	3.391	3.348	0.022	0.795	3.873
GTTO BO	DH	7	0.493	0.061	1.230	0.322	0.236	0.486	0.986	0.072	0.736	1.205
	UG	1,214	1.075	0.001	34.160	0.406	5.583	2.363	2.197	0.042	1.030	3.705
Pozos SE	DH	126	1.006	0.001	12.705	0.314	4.027	2.001	1.994	0.010	1.007	4.276
	UG	3,956	1.060	0.001	46.530	0.320	6.668	2.585	2.433	0.020	1.030	4.180
Pozos SE FW	DH	195	0.925	0.001	15.412	0.413	2.962	1.721	1.861	0.007	1.091	3.504
	UG	10,227	0.96	0.001	253.930	0.32	13.2928	3.6459	3.811	0.001	0.960	3.590
Pozos AO1	DH	206	1.097	0.001	12.535	0.368	3.685	1.919	1.750	0.001	1.178	5.333
	UG	5,848	1.25	0.001	464.89	0.260	48.533	6.967	5.569	0.010	0.920	4.570
Pozos AO2	DH	94	1.590	0.001	8.852	0.939	3.404	1.845	1.160	0.011	2.273	5.123
	UG	2,136	1.000	0.001	45.450	0.260	5.965	2.442	2.444	0.010	0.840	4.340
Pozos AO3	DH	19	0.319	0.013	2.110	0.113	0.238	0.488	1.529	0.014	0.381	0.893
	UG	421	1.020	0.001	38.33	0.400	6.347	2.519	2.472	0.030	1.010	3.54
SM BO	DH	5	2.433	0.410	6.214	1.475	4.646	2.155	0.886	0.466	3.377	5.646
	UG	258	1.178	0.001	10.000	0.315	3.884	1.971	1.672	0.031	1.024	5.603
SC	DH	168	0.627	0.001	10.000	0.039	2.533	1.592	2.539	0.003	0.970	3.029
	UG	3,368	1.265	0.001	10.000	0.216	5.362	2.316	1.831	0.010	1.150	7.398
SC AO	DH
	UG	577	1.243	0.001	10.000	0.343	4.311	2.076	1.670	0.018	1.240	6.490
VA VM	DH	26	5.569	0.018	89.070	1.830	280.767	16.756	3.009	0.026	3.750	7.153
	UG
VM 245	DH	21	1.563	0.014	9.060	0.738	5.869	2.423	1.550	0.016	2.070	6.600
	UG
VM BO1	DH	85	0.836	0.001	9.000	0.214	2.016	1.419	1.699	0.003	0.970	3.750
	UG	1,792	1.562	0.001	109.280	0.302	25.276	5.028	3.218	0.016	1.090	6.299

Mineral Resource Estimates	87 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Vein/Zone	Type	Count	Mean	Minimum	Maximum	Median	Variance	Std. Dev.	CV	5th Percentile	75th Percentile	95th Percentile
VM BO2	DH	33	1.236	0.020	9.587	0.557	4.094	2.023	1.637	4.000	146.000	4.855
	UG	1,367	2.581	0.001	149.790	0.289	81.080	9.004	3.489	0.011	1.144	12.815
VM COBO	DH	45	1.096	0.004	7.903	0.546	2.399	1.549	1.414	0.008	1.220	3.666
	UG	2,860	1.438	0.001	135.126	0.246	28.031	5.294	3.681	0.022	0.907	5.495
Prom A1	DH	79	2.507	0.010	23.005	1.010	15.989	3.999	1.595	0.052	2.966	9.206
	UG	1,508	0.657	0.001	28.840	0.131	3.301	1.817	2.806	0.001	0.543	2.641
Prom B1	DH	90	1.393	0.010	10.892	0.946	3.445	1.856	1.33	0.010	1.640	4.308
	UG	1,101	0.918	0.001	30.680	0.308	3.976	1.994	2.172	0.022	0.897	3.495
Prom B2	DH	79	1.528	0.020	6.883	1.010	2.608	1.615	1.057	0.044	1.907	5.828
	UG	911	1.106	0.001	38.390	0.442	5.450	2.335	2.111	0.035	1.189	4.223
Prom Alto2	DH	19	4.277	0.001	19.764	2.163	32.294	5.683	1.329	0.001	4.155	15.062
	UG	530	3.462	0.001	150.570	1.136	81.812	9.045	2.613	0.048	3.369	13.271

Mineral Resource Estimates	88 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Figure 14.1: Histogram of channel sample length, Guanajuato	Figure 14.2: Histogram of drill hole sample length, Guanajuato San Ignacio

14.3.3.2	San Ignacio

Using MICROMINE, all the veins were remodelled based on the Company geologist’s interpretation of drill-hole and underground chip samples. A minimum width of 0.5 meter was applied during vein modelling. Additional waste material was included during the domaining of very narrow intersections to meet minimum width criteria if necessary. Descriptive statistics of silver and gold grades in each domain are presented in Table 14.7 and Table 14.8.

All drill samples were composited to a length of 1.5 meter prior to use in grade interpolation. The capped drill-hole samples were composited to the length 1.5 meter. The composites are considered diluted as the domains were modelled to a minimum width. The drill-hole composites were used for interpolation of block grade.

The underground chip sample locations were treated as individual drill holes drilled parallel to the face i.e. perpendicular to the strike of the vein and were composited to the length 1.0 meters with a minimum composited length of 0.5 meters prior to interpolation.

The underground grades were then compared using a Q-Q plot to a subset of the drill-hole grades in all domains. The results show that the underground sample data are on higher in silver and gold as compared to the drill-hole samples. This bias is thought to reflect the larger sample size of the underground samples as well as reflecting the natural variability of the mineralization. Figure 14.3 and Figure 14.4 are histogram plots for sample lengths of underground channel samples and drill core samples respectively for San Ignacio.

Table 14.7: Descriptive statistics of Ag grade grouped by domain, San Ignacio

Vein	Type	Count	Mean	Minimum	Maximum	Median	Variance
Melladito	DH	657	127	1	11,951	50	242,673
	UG	27,347	129	1	11,288	71	44,013
Melladito Bo	DH	102	52	1	318	29	3,804
	UG	5,961	73	1	2,377	41	9,414
Melladito South	DH	755	110	1	755	60	20,277
	UG	180	33	1	476	19	2,317
Purisima	DH	125	178	1	2,334	83	83,910
	UG	-	-	-	-	-	-
Purisima Bo	DH	91	137	1	973	54	40,845
	UG	257	105	1	1,864	44	34,687
Purisima HW	DH	25	298	4	2,119	228	171,682
	UG	-	-	-	-	-	-
Purisima Int	DH	26	251	4	1,619	81	137,336
	UG	-	-	-	-	-	-
700	DH	7	186	26	461	119	26,516
	UG	18	47	5	137	30	1,726
Santo Nino	DH	44	56	1	436	7.5	9,737
	UG	-	-	-	-	-	-
Intermediate	DH	162	150	1	1,040	89	34,606
	UG	4,931	196	1	8,751	141	53,620
Intermediate 2	DH	133	169	1	1,100	101	40,513
	UG	4,531	278	1	4,531	226	70,124
Nombre De Dios	DH	161	114	1	2,662	48	58,497
	UG	5,029	144	1	6,009	84	40,927
Nombre De Dios 1.5	DH	152	98	1	680	34	19,610
	UG	1,333	136	1	1,435	81	26,647
Nombre De Dios 2N	DH	98	138	1	816	75	23,565
	UG	2,896	168	1	8,884	86	115,111
Nombre De Dios 2S	DH	90	118	1	648	60	17,709
	UG	4,607	243	1	6,007	172	75,924
Nombre De Dios 3	DH	22	193	1	1,100	73	84,465
	UG	218	334	1	3,704	200	244,739

Mineral Resource Estimates	89 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Table 14.8: Descriptive statistics of Au grade grouped by domain, San Ignacio

Vein	Type	Count	Mean	Minimum	Maximum	Median	Variance
Melladito	DH	657	2.95	0.001	48.240	1.58	18.17
	UG	27,347	3.23	0.001	87.37	2.10	15.10
Melladito Bo	DH	102	2.89	0.006	26.85	1.33	16.71
	UG	5,961	2.95	0.001	204.00	2.03	20.15
Melladito South	DH	175	3.19	0.010	34.43	1.86	17.76
	UG	180	1.23	0.001	7.12	0.73	1.79
Purisima	DH	125	1.45	0.001	26.03	0.64	7.62
	UG	-	-	-	-	-	-
Purisima Bo	DH	91	3.92	0.001	28.52	1.45	31.23
	UG	257	2.90	0.001	21.29	1.89	10.40
Purisima HW	DH	25	3.06	0.020	25.14	1.34	29.27
	UG	-	-	-	-	-	-
Purisima Int	DH	26	5.32	0.080	58.75	1.34	147.78
	UG	-	-	-	-	-	-
700	DH	7	6.99	0.340	22.04	3.41	67.61
	UG	18	1.26	0.001	5.69	0.56	2.22
Santo Nino	DH	44	6.72	0.001	172.78	0.14	795.47
	UG	-	-	-	-	-	-
Intermediate	DH	162	2.51	0.001	13.70	1.31	8.18
	UG	4,931	3.33	0.001	57.10	2.33	13.14
Intermediate 2	DH	133	2.72	0.006	28.68	1.39	14.35
	UG	4,	4.56	0.001	135.98	3.38	25.96
Nombre De Dios	DH	161	2.49	0.001	81.81	0.58	49.33
	UG	5,029	2.53	0.001	133.04	1.10	20.12
Nombre De Dios 1.5	DH	152	1.25	0.001	24.67	0.56	5.60
	UG	1,333	2.29	0.001	91.75	1.40	16.87
Nombre De Dios 2N	DH	98	2.28	0.001	20.53	0.92	11.34
	UG	2,896	3.30	0.001	455.94	1.25	210.82
Nombre De Dios 2S	DH	90	2.55	0.005	16.06	1.00	9.95
	UG	4,607	3.56	0.001	58.37	2.34	17.58
Nombre De Dios 3	DH	22	1.21	0.160	4.80	1.21	2.12
	UG	218	1.70	0.001	10.10	1.21	2.84

Mineral Resource Estimates	90 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Figure 14.3: Histogram of channel sample length, San Ignacio	Figure 14.4: Histogram of drill hole sample length, San Ignacio

14.3.4  Outliers (High Grade Capping of Assay Composite)

When estimating resources, high-grade outliers can contribute excessively to the total metal content of the estimate. In a geologic context, outliers can represent a separate grade population characterized by its own continuity; generally, there is less physical continuity of high grades than in the more prevalent lower grades. Thus, overestimation of both tonnage and average grade above a cut-off grade can result if a general model, normally dominated by the lower, more continuous grades, is applied to very high-grade values. The problem is further exaggerated when the high-grade samples are isolated in a field of lower grade samples (Sinclair & Blackwell, 2002). Several techniques were used to determine individual grade caps for all combinations of mineralized zone and sample type (drill vs. channel). For all samples, caps were applied, interpolation performed and resulting model grades reconciled with reported production grades. This process was repeated with various caps until an acceptable correlation between model and production grades was achieved. In conjunction, probability plots were examined for 'breaks' and histogram to identify erratic tail which are considered to indicate appropriate capping levels. Both techniques were performed for all data and the most appropriate cap based on all results was selected.

14.3.4.1	Guanajuato

The net impact of the capping on drilling was to reduce the average Au and Ag assay grades by 40% and 49%, respectively. For underground sampling, the average reductions related to capping were 40% and 42% respectively. Table 14.9 provides a summary of caps and assay statistics applied to drill core samples and Table 14.10 provides the caps and assay statistics for the underground channel sample data.

Table 14.9: Drill hole assay capping, Guanajuato

Vein/Zone	Au g/t			Ag g/t
	Cap	Before	After	Cap	Before	After
Cata Contacto	6	1.87	1.68	1200	597	444
Cata Alto1	6	3.92	1.34	900	1065	276
Cata Alto2	6	3.92	1.16	900	889	202
Cata Alto3	7	3.87	1.9	900	1316	342
Cata Alto4	7	1.09	1	900	404	197
Cata Alto4a	6	0.68	0.68	900	241	105
Cata Alto 5	9	0.21	0.21	900	25	25
Pozos SEFW	6	0.96	0.83	900	209	148
Pozos SE	6	0.90	0.75	1000	223	165
Pozos AO1	6	1.18	1.03	700	188	140
Pozos AO2	6	1.66	1.51	900	328	255
Pozos AO3	6	0.40	0.40	900	101	101
GTTO HW	3	0.61	0.47	700	92	76
GTTO FW	5	1.41	0.58	800	188	102
GTTO NW	3	0.45	0.36	600	95	77
GTTO SE	3	0.53	0.42	600	141	91
GTTO INT	NA			NA
GTTO BO	NA			NA
SM HW	25	4.29	3.19	400	57	36.6
SM BO	8	2.29	2.29	400	268	237
SM AA	40	1.19	1.19	500	262	166
VAL 3	5	6.35	0.74	200	100	39
VAL 4	5	2.04	2.04	200	228	105
VA VM	5	5.29	2.11	400	335	224
VM 245	5	1.62	1.33	400	234	192
VM BO1	5	0.89	0.80	400	93	75
VM BO2	5	1.44	1.11	400	148	104
VM COBO	5	0.99	0.87	500	88	84
SC	10	1.49	0.69	300	29	28
SC AO	NA			NA
Prom A1	5	3.31	2.10	500	126	104
Prom B1	5	1.50	1.22	500	199	160
Prom B2	5	1.65	1.52	500	138	120
Prom Alto2	6	5.25	2.54	700	106	44

Mineral Resource Estimates	91 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Table 14.10: U/G sample assay capping, Guanajuato

Vein/Zone	Au g/t			Ag g/t
	Cap	Before	After	Cap	Before	After
Cata Contacto	8	1.12	0.72	1300	378	178
Cata Alto1	8	1.62	0.72	1300	358	165
Cata Alto2	8	2.65	1.27	1300	594	257
Cata Alto3	8	1.47	0.99	1300	411	215
Cata Alto4	8	0.75	0.52	1300	218	133
Cata Alto4a	8	2.03	0.75	1300	440	152
Cata Alto 5	9	0.88	0.57	1500	247	125
Pozos SEFW	6	0.98	0.81	1300	193	165
Pozos SE	7	1.21	0.91	1300	181	153
Pozos AO1	7	1.46	0.91	1300	197	148
Pozos AO2	6	1.02	0.79	1300	179	143
Pozos AO3	6	0.98	0.83	1100	179	156
GTTO HW	5	0.63	0.49	2000	109	102
GTTO FW	5	0.97	0.71	1500	208	176
GTTO NW	5	0.85	0.70	2000	167	134
GTTO SE	3	0.13	0.13	600	33	31
GTTO INT	4	1.27	0.7	1800	225	132
GTTO BO	5	0.74	0.64	1500	168	155
SM HW	25	5.22	2.79	600	56	31
SM BO	10	1.54	1.26	1300	305	202
SM AA	40	4.99	2.99	1300	289	76
VAL 3	NA			NA
VAL 4	NA			NA
VA VM	NA			NA
VM 245	NA			NA
VM BO1	6	1.73	0.99	500	158	95
VM BO2	6	2.75	1.07	500	295	106
VM COBO	5	1.39	0.76	500	130	79
SC	10	2.43	1.22	300	97	50
SC AO	10	1.82	1.21	300	397	185
Prom A1	5	0.59	0.50	500	35	28
Prom B1	5	0.93	0.75	500	144	101
Prom B2	5	1.12	0.93	500	96	69
Prom Alto2	6	3.43	1.91	700	174	109

Mineral Resource Estimates	92 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

14.3.4.2	San Ignacio

The net impact of the capping on drilling was to reduce the average Au and Ag assay grades by 27% and 16%, respectively. For underground sampling, the average reductions related to capping were 19% and 14% respectively.

Table 14.11 provides a summary of caps and assay statistics applied to both drill core samples and the underground channel sample data.

Descriptive statistics of composited silver and gold grades by domain are also presented below in Table 14.12 and Table 14.13.

Table 14.11: Capping levels for Ag and Au grouped by domain, San Ignacio

Vein	Type	Au (g/t)	Before	After	Ag (g/t)	Before	After
Melladito	DH	8	2.95	2.48	400	127	96
	UG	8	3.23	2.84	400	129	111
Melladito Bo	DH	8	2.89	2.45	360	52	52
	UG	8	2.95	2.66	400	73	71
Melladito South	DH	7	3.19	2.66	350	110	99
	UG	7	1.23	1.22	400	33	33
Purisima	DH	6	1.45	1.25	500	178	145
	UG	-	-	-	-	-	-
Purisima Bo	DH	6	4.14	2.50	400	142	112
	UG	7	2.90	2.55	400	105	88
Purisima HW	DH	5	3.06	1.75	500	298	228
	UG	-	-	-	-	-	-
Purisima Int	DH	6	5.32	2.23	450	251	169
	UG	-	-	-	-	-	-
700	DH	7	6.99	3.83	350	186	167
	UG	7	1.26	1.26	350	47	47
Santo Nino	DH	5	1.09	0.66	350	51	49
	UG	-	-	-	-	-	-
Intermediate	DH	8	2.51	2.40	450	150	133
	UG	8	3.33	2.98	450	196	175
Intermediate 2	DH	8	2.72	2.36	500	169	154
	UG	10	5.13	4.51	500	306	268
Nombre De Dios	DH	-	2.49	2.49	400	114	93
	UG	7	2.54	2.04	500	148	137
Nombre De Dios 1.5	DH	4	1.25	1.06	400	98	91
	UG	6	2.29	1.90	450	136	125
Nombre De Dios 2N	DH	6	2.28	1.81	350	138	123
	UG	8	5.54	2.55	700	205	165
Nombre De Dios 2S	DH	6	2.55	2.13	550	118	117
	UG	6	3.64	2.83	550	256	221
Nombre De Dios 3	DH	6	1.73	1.73	600	193	161
	UG	7	1.70	1.68	600	334	252

Mineral Resource Estimates	93 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Table 14.12: Descriptive statistics of composited Ag grade by domain, San Ignacio

Vein	Type	Count	Mean	Min.	Max.	Median	Variance	Std. Dev.	CV	95th Percentile
Melladito	DH	398	85	1	398	55	8,151	90	1.07	292
	UG	23,247	112	1	400	78	9,789	99	0.88	335
Melladito Bo	DH	71	55	1	257	35	2,958	54	0.99	163
	UG	5,308	71	1	400	44	5,505	74	1.05	229
Melladito South	DH	119	101	1	350	66	10,987	105	10.4	350
	UG	141	33	1	243	24	1,339	37	1.09	90
Purisima	DH	98	145	1	500	102	19,584	140	0.97	419
	UG	-	-	-	-	-	-	-	-	-
Purisima Bo	DH	65	101	1	400	60	11,899	109	1.08	344
	UG	205	88	1	400	54	8,510	92	1.05	280
Purisima HW	DH	19	235	4	500	159	25,433	159	0.68	500
	UG	-	-	-	-	-	-	-	-	-
Purisima Int	DH	19	183	4	450	130	26,594	163	0.89	450
	UG	-	-	-	-	-	-	-	-	-
700	DH	7	189	41	350	119	16,470	128	0.68	350
	UG	14	43	5	137	33	1,491	39	0.89	123
Santo Nino	DH	30	57	1	350	8	8,528	92	1.61	263
	UG	-
Intermediate	DH	103	129	1	450	107	14,929	122	0.94	403
	UG	4,566	172	1	450	145	13,807	118	0.68	434
Intermediate 2	DH	99	155	1	500	127	20,087	142	0.91	443
	UG	3,831	244	1	500	232	24,394	156	0.64	500
Nombre De Dios	DH	115	88	1	379	54	8,173	90	1.03	270
	UG	4,254	131	1	500	91	15,203	123	0.94	407
Nombre De Dios 1.5	DH	106	101	1	400	54	12,543	112	1.11	388
	UG	1,139	118	1	450	84	12,016	110	0.93	363
Nombre De Dios 2N	DH	72	124	2	350	91	10,532	103	0.83	327
	UG	2,341	144	1	700	97	21,210	146	1.01	467
Nombre De Dios 2S	DH	70	114	2	410	86	11,386	107	0.94	312
	UG	4,060	216	1	550	183	23,657	154	0.71	550
Nombre De Dios 3	DH	19	139	3	600	54	36,733	192	1.38	556
	UG	181	254	1	600	213	37,351	193	0.76	600

Table 14.13: Descriptive statistics of composited Au grade by domain, San Ignacio

Vein	Type	Count	Mean	Min.	Max.	Median	Variance	Std. Dev.	CV	95th Percentile
Melladito	DH	424	2.25	0.001	8.00	1.55	4.07	2.02	0.89	6.33
	UG	23,247	2.88	0.001	8.00	2.29	4.70	2.17	0.75	7.65
Melladito Bo	DH	71	2.47	0.007	7.88	1.79	4.37	2.09	0.85	6.18
	UG	5,308	2.66	0.001	8.00	2.15	4.27	2.07	0.78	7.06
Melladito South	DH	119	2.54	0.010	7.00	2.13	4.26	2.06	0.81	6.48
	UG	141	1.18-	0.010	7.00	0.84	1.31	1.15	0.97	3.29
Purisima	DH	98	1.10	0.001	6.00	0.73	1.24	1.11	1.02	3.08
	UG	-	-	-	-	-	-	-	-	-
Purisima Bo	DH	65	2.44	1.000	6	2.27	4.28	2.07	0.85	5.74
	UG	205	2.59	0.001	7.00	2.06	4.06	2.02	0.78	6.79
Purisima HW	DH	19	1.70	0.020	5.00	1.36	2.34	1.53	0.90	5.00
	UG	-	-	-	-	-	-	-	-	-
Purisima Int	DH	19	1.87	0.08	6.00	1.35	3.72	1.93	0.89	6.00
	UG	-	-	-	-	-	-	-	-	-
700	DH	7	4.62	0.921	7.00	5.96	7.82	2.80	0.61	7.00
	UG	14	1.21	0.001	2.69	0.74	2.15	1.47	1.21	3.60
Santo Nino	DH	30	0.71	0.008	5.00	0.14	2.01	1.42	1.99	4.66
	UG	-	-	-	-	-	-	-	-	-
Intermediate	DH	103	2.19	0.020	7.26	1.37	4.83	2.19	1.00	6.39
	UG	4,566	2.97	0.001	8.00	2.44	4.98	2.23	0.75	8.00
Intermediate 2	DH	99	2.49	0.009	8.00	1.86	5.31	2.31	0.92	7.35
	UG	3,831	4.13	0.001	10.00	3.54	9.35	3.06	0.74	10.00
Nombre De Dios	DH	115	2.12	0.001	30.62	0.76	13.88	3.73	1.75	7.59
	UG	4,254	2.03	0.001	7.00	1.22	4.14	2.03	1.00	7.00
Nombre De Dios 1.5	DH	106	1.13	0.021	4.50	0.806	1.06	1.03	0.91	3.07
	UG	1,139	1.85	0.001	6.00	1.46	2.31	1.52	0.82	5.42
Nombre De Dios 2N	DH	72	1.72	0.001	6.00	0.93	3.24	1.80	1.05	6.00
	UG	2,341	2.13	0.001	8.00	1.45	3.96	1.99	0.94	6.85
Nombre De Dios 2S	DH	70	2.00	0.030	6.00	1.02	4.11	2.03	1.01	6.00
	UG	4,060	3.14	0.001	8.00	2.65	5.51	2.35	0.75	8.00
Nombre De Dios 3	DH	19	1.63	0.160	4.71	1.29	1.63	1.27	0.78	4.31
	UG	181	1.66	0.001	7.00	1.24	2.21	1.49	0.90	4.84

Mineral Resource Estimates	94 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

14.4	Mineral Resource Estimation

The Mineral Resource estimation methodology and grade interpolation methodology applied to the current GMC Mineral Resource Estimates for Guanajuato & San Ignacio are consistent with methodologies applied in the previous Mineral Resource estimates (Brown & Nourpour, 2020a; Brown & Nourpour, 2020b).

14.4.1  Block Model Parameters

The block dimensions for all models are 2.5m x 2.5m x 2.5m. Details on block model dimensions and extent are presented in Table 14.14 and Table 14.15 for Guanajuato and San Ignacio respectively.

Each block located at least partly within a wireframe has been assigned a domain name, the percent of the wireframe occupying the block, the average distance of and number of holes/composites used in the estimate of grade for the block, the distance to the nearest hole, and the grade of the closest composite. Grades were estimated only to those blocks coincident with one of the zones.

Table 14.14: Size and extent of block models, Guanajuato

Coordinate	Minimum	Maximum	Size(m)	Coordinate	Minimum	Maximum	Size(m)
Cata				Guanajuatito
Easting	697	982	2.5	Easting	-399	111	2.5
Northing	-2,985	-2,710	2.5	Northing	-1,130	-669	2.5
Elevation	1,541	1,708	2.5	Elevation	1,637	2,060	2.5
Los Pozos				Valenciana
Easting	903	1,782	2.5	Easting	-150	367	2.5
Northing	-3,239	-2,406	2.5	Northing	-2,105	-1,346	2.5
Elevation	1,673	2,075	2.5	Elevation	1,484	2,002	2.5
Santa Margarita / San Cayetano				Promontorio
Easting	1,325	1,749	2.5	Easting	1,643	2,310	2.5
Northing	-3,735	-3,188	2.5	Northing	-3,614	-2,952	2.5
Elevation	1,478	1,807	2.5	Elevation	1,729	2,134	2.5

Table 14.15: Size and extent of block models, San Ignacio

Coordinate	Minimum	Maximum	Size(m)	Coordinate	Minimum	Maximum	Size(m)
Intermediate				Intermediate 2
Easting	-6777	-6677	2.5	Easting	-6665	-6568	2.5
Northing	-1275	-888	2.5	Northing	-1448	-1160	2.5
Elevation	2143	2380	2.5	Elevation	2108	2373	2.5
Melladito				Melladito BO
Easting	-6938	-6513	2.5	Easting	-6739	-6570	2.5
Northing	-1645	-610	2.5	Northing	-1495	-1202	2.5
Elevation	2123	2385	2.5	Elevation	2126	2344	2.5
Melladito South				Purisima
Easting	-6565	-6043	2.5	Easting	-6963	-5848	2.5
Northing	-2313	-1605	2.5	Northing	-2710	-1600	2.5
Elevation	2035	2315	2.5	Elevation	2018	2293	2.5
Purisima BO				Purisima HW
Easting	-6428	-6093	2.5	Easting	-6630	-6240	2.5
Northing	-2325	-2030	2.5	Northing	-2243	-1968	2.5
Elevation	2070	2295	2.5	Elevation	2090	2278	2.5
Purisima Int				700
Easting	-6380	-6233	2.5	Easting	-6113	-6060	2.5
Northing	-2223	-2085	2.5	Northing	-2305	-2245	2.5
Elevation	2098	2225	2.5	Elevation	2165	2245	2.5
Nombre de Dios				Nombre de Dios 1.5
Easting	-6778	-6518	2.5	Easting	-6618	-6429	2.5
Northing	-1245	-790	2.5	Northing	-1509	-1181	2.5
Elevation	2165	2372	2.5	Elevation	2133	2321	2.5
Nombre de Dios 2S				Nombre de Dios 2N
Easting	-6683	-6390	2.5	Easting	-6830	-6578	2.5
Northing	-1465	-1023	2.5	Northing	-908	-405	2.5
Elevation	2133	2353	2.5	Elevation	2145	2365	2.5
Nombre de Dios 3				Santo Nino
Easting	-6725	-6685	2.5	Easting	-7465	-7015	2.5
Northing	-1045	-908	2.5	Northing	-1480	-958	2.5
Elevation	2153	2243	2.5	Elevation	1990	2230	2.5

Mineral Resource Estimates	95 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

14.4.2  Grade Variography

Variogram analysis was undertaken for both Au and Ag to characterize the spatial variance of each.

14.4.2.1	Guanajuato

Single-structure ranges were developed in the average plane of all zones for each area. Long ranges were found to be between 4-20 meters for Ag and 3-20 meters for Au, while the nugget (C0) values ranged from 14 - 60% and 21 - 65% of total sill (C0+C1) for Ag and Au, respectively. These results indicated that while there is a demonstrable spatial correlation between samples within each zone, local estimates of grade are not expected to be particularly accurate given the high nugget values reported above.

14.4.2.2	San Ignacio

Variogram analysis was undertaken for both Au and Ag to characterize the spatial variance of each vein. The results indicated Ag ranges are between 2-35 meters and the nugget ranged from 22 to 69% of total sill, while Au ranges between 2-34 meters and the nugget ranged from 24 to 62% of total sill. There is a demonstratable spatial correlation between samples within each zone, but local estimates of grade are not expected to be particularly accurate given the high nugget values.

14.4.3  Estimation Methodology (Grade Interpolation)

Grade interpolation for both Au and Ag was executed as a series of three passes, each of which were performed via the ID3 method. Given the short major axis ranges and high nugget values determined during the variogram analysis, the ID method was deemed to be the most appropriate method of grade interpolation. A power of three was selected for this reason also, as greater influence is given to grades more proximal to the block than they would otherwise be given if a power of two had been used. Kriging was not used as the primary method of interpolation due to concerns regarding potential over-smoothing of grades.

Mineral Resource Estimates	96 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Block grades were interpolated from drill-hole and underground samples.  A minimum of two and a maximum of six composites were allowed for interpolation to each block. In estimating block grades, it was required that the block zone code be the same as the composite zone code for interpolation to occur.

14.4.3.1	Guanajuato

The interpolation strategy involved three successive passes, whereby greater search envelopes were employed in each consecutive pass, overwriting blocks estimated in the previous pass. The first pass was performed at half of the variogram range. For second pass, total range was used and for the third pass, four times the range was applied for each vein.

14.4.3.2	San Ignacio

The interpolation involved three successive passes, whereby greater search envelopes were employed in each consecutive pass, overwriting blocks estimated in the previous pass. The first pass was performed at half of the variogram range. For second pass, the full range was used and for the third pass four times the range was applied for each vein.

14.4.4  Core Recovery and RQD

14.4.4.1	Guanajuato

Core recovery characteristics and RQD analysed for all drill core samples obtained from within each of the mineralized zones for Guanajuato is presented in Table 14.16. For drill core, a total of 63,450 recovery and RQD measurements were returned from the Microsoft SQL database.  Of these, only 1,008 were found to be within the mineralized zones, as such only these have been presented in Table 14.16, with a 64% RQD and 95% recovery. In the authors’ opinion, the overall drill core recovery is excellent and has no negative bearing on the Mineral Resource estimates.

Table 14.16: Recovery and RQD by area, Guanajuato

Vein/Zone	No. of Measurements	Avg RQD %	Avg Rec. %
Cata	177	56	93
Los Pozos	237	66	94
Santa Margarita	147	75	99
Guanajuatito	138	56	94
San Cayetano	94	66	94
Valenciana	148	66	95
Promontorio	67	60	91
Total	1,008	64	95
14.4.4.2	San Ignacio

Core recovery characteristics and RQD analysed for all drill core samples obtained from within each of the mineralized zones for San Ignacio is presented in Table 14.17. From 35,767 recovery and RQD measurements, 694 samples were located within San Ignacio mineralized zones showing a 51% RQD and 92% recovery.

Mineral Resource Estimates	97 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Table 14.17: Recovery and RQD by area, San Ignacio

Vein	No. of Measurements	Avg. RQD %	Avg. Rec. %
Melladito	182	66	96
Melladito BO	33	68	98
Melladito South	63	42	85
Purisima	61	18	75
Purisima Bo	44	45	91
Purisima HW	21	17	79
Purisima Int	7	48	96
700
Santo Nino	13	56	89
Intermediate	61	66	97
Intermediate 2	48	63	97
Nombre De Dios	46	69	97
Nombre De Dios 1.5	53	56	91
Nombre De Dios 2N	26	54	96
Nombre De Dios 2S	33	50	94
Nombre De Dios 3	3	49	96
Total	694	51	92

14.4.5  Density

SG determinations for drill core are carried out on site on whole NQ or HQ core using the water submersion method. Samples with a minimum weight of 500g are selected at a minimum frequency of three per mineralized zone plus additional hanging wall and footwall samples. Samples are then air dried and subsequently weighed in air with the measurement recorded on a standard form. The samples are then suspended in a basket which is submersed in water and the suspended mass in water is recorded. The raw information is entered into an Excel spreadsheet and the SG calculated via the formula,

SG = Mass in Air (Dry) / (Mass in Air (Dry) – Mass Suspended (in Water))

14.4.5.1	Guanajuato

The number of SG determinations available in the SQL database totalled 11,582, with 570 of these SG samples contained within the mineralization wireframes.  Following exclusion of outliers, an average SG determination of 2.68t/m³ was calculated and was used across all seven areas (34 zones) for resource estimation purposes.

It is the authors’ opinion that the SG determination method used at Guanajuato is industry-standard, and that the results are representative of the material in the mine. Table 14.18 summarizes the bulk density sample results grouped by area within Guanajuato.

Table 14.18: Bulk density grouped by area, Guanajauato

Domain	SG Reading
Cata	2.66
Los Pozos	2.66
Santa Margarita	2.62
Guanajuatito	2.75
San Cayetano	2.75
Valenciana	2.67
Promontorio	2.71
Average SG	2.68

Mineral Resource Estimates	98 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

14.4.5.2	San Ignacio

A total of 11,614 samples were collected for bulk density determination from 394 diamond drill holes. The overall mean value of the 919 samples within the domains representing the veins was 2.64 g/cm³, and this global mean value was assigned to the block model for calculation of tonnage above a grade cut-off. Table 14.19 summarizes the bulk density sample results for each domain of San Ignacio.

Table 14.19: Bulk density grouped by vein, San Ignacio

Vein	SG Reading
Melladito	2.63
Melladito BO	2.66
Melladito South	2.63
Purisima	2.62
Purisima Bo	2.66
Purisima HW	2.64
Purisima Int	2.63
700	2.6
Santo Nino	2.61
Intermediate	2.65
Intermediate 2	2.66
Nombre De Dios	2.63
Nombre De Dios 1.5	2.64
Nombre De Dios 2N	2.66
Nombre De Dios 2S	2.63
Nombre De Dios 3	2.67
Average SG	2.64
14.5	Mineral Resource Classification

The Mineral Resource estimates were classified as Measured, Indicated, and Inferred in accordance with the CIMDS.

The approach to classification was to consider the distance of any block to development or stoping. Measured blocks were required to be situated adjacent to and within 15 meters of underground workings. To be classified as Indicated, blocks were required to be within 15 to 30 meters from underground workings. All other blocks not classified as either Measured or Indicated and residing at least partially within a wireframe, or within a wireframe with exclusively drill hole intersections, were classified as Inferred. Additionally, areas where geological confidence was lower than that reflected in the empirically derived classification received a reduced classification. If Mineral Resources are developed in areas with historical mine workings, such as in the Purisima / Melladito South area of San Ignacio, or the Los Pozos / Promontorio area of Guanajuato they are classified only as Inferred, until such work can be done to establish the full extent of historical mining.

14.6	Block Model Validation

Validation of the interpolation techniques and resulting block model were completed via the visual inspection of the block grades in comparison to surrounding data values and comparison of blocks and sample means.

14.6.1  Visual Inspection

The block grades were validated by visual inspection of the block grades on long section and comparison with the composited assays for all domains.  The block grades were observed to honour the composited grades reasonably well.

Mineral Resource Estimates	99 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

14.6.2  Comparison to Means

14.6.2.1	Guanajuato

Block grade estimates for all resources were compared with drill-hole and underground channel capped sample assay grades. On a global basis, the block grade estimates should be smaller since search parameters have smoothed areas with several very high-grade samples which were clustered.

Comparing block model grades to sample grades indicates both positive and negative variability as shown on Table 14.20 and Table 14.21.

Table 14.20: Comparison of block and all DDH samples, Guanajuato

Vein/Zone	Ag g/t			Au g/t
	Blocks	DDH	Diff	Blocks	DDH	Diff
Cata	134	214	37%	0.58	1.06	45%
Los Pozos	86	163	47%	0.55	0.96	43%
Santa Margarita	37	48	23%	1.76	3.11	43%
Guanajuatito	76	81	6%	0.40	0.46	13%
San Cayetano	36	27	-33%	0.57	0.66	14%
Valenciana	70	80	13%	0.78	0.87	10%
Promontorio	46	132	65%	0.72	1.56	54%
Total	69	106	35%	0.77	1.24	38%

Table 14.21: Comparison of block and all U/G samples, Guanajuato

Vein/Zone	Ag g/t			Au g/t
	Blocks	UG	Diff	Blocks	UG	Diff
Cata	134	151	11%	0.58	0.64	9%
Los Pozos	86	156	43%	0.55	0.85	35%
Santa Margarita	37	33	-12%	1.76	2.71	35%
Guanajuatito	76	153	50%	0.40	0.64	38%
San Cayetano	36	57	37%	0.57	1.21	53%
Valenciana	70	82	15%	0.78	0.82	5%
Promontorio	46	64	28%	0.72	0.70	-3%
Total	69	99	30%	0.77	1.08	29%
14.6.2.2	San Ignacio

Block grade estimates for all resources were compared with drill-hole and underground channel sample grades. Generally, it is considered more appropriate to compare drill and not channel samples with model grades given that drill-holes are generally far more evenly distributed across the zones. As such, the effects of extreme spatial clustering (as seen with channel sampling) are less likely to affect the relevance of the comparison. Table 14.22 and Table 14.23 summarize the comparison of the estimated grade (produced by the block model) vs the sample grade for drill hole and underground samples, respectively.

Table 14.22: Comparing block grade vs DDH samples, San Ignacio

Vein	Ag g/t			Au g/t
	Blocks	DDH	Diff	Blocks	DDH	Diff
Melladito	74	95	22%	2.06	2.48	17%
Melladito BO	75	55	-36%	2.66	2.47	-8%
Melladito South	73	99	26%	2.05	2.66	23%
Purisima	123	149	17%	0.86	1.25	31%
Purisima BO	74	112	34%	1.95	2.49	22%
Purisima HW	264	228	-16%	1.65	1.75	6%
Purisima Int	180	169	-7%	2.06	2.23	8%
700	161	167	4%	3.39	3.83	11%
Santo Nino	52	49	-6%	0.43	0.66	35%
Intermediate	123	129	5%	2.21	2.19	-1%
Intermediate2	167	154	-8%	2.62	2.36	-11%
Nombre De Dios	89	93	4%	1.26	2.49	49%
Nombre De Dios 1.5	88	101	13%	1.17	1.13	-4%
Nombre De Dios 2N	101	123	18%	1.22	1.81	33%
Nombre De Dios 2S	141	117	-21%	1.86	2.13	13%
Nombre De Dios 3	141	161	12%	1.29	1.73	25%
Total	120	125	4%	1.80	2.10	15%

Mineral Resource Estimates	100 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Table 14.23: Comparing block grade vs U/G samples, San Ignacio

Vein	Ag g/t			Au g/t
	Blocks	UG	Diff	Blocks	UG	Diff
Melladito	74	111	33%	2.06	2.84	27%
Melladito BO	75	71	-6%	2.66	2.66	0%
Melladito South	73	33	-121%	2.05	1.22	-68%
Purisima	123	-	-	0.86	-	-
Purisima BO	74	88	16%	1.95	2.55	24%
Purisima HW	264	-	-	1.65	-	-
Purisima Int	180	-	-	2.06	-	-
700	161	47	-243%	3.39	1.26	-169%
Santo Nino	52	-	-	0.43	-	-
Intermediate	123	172	28%	2.21	2.97	26%
Intermediate2	167	243	31%	2.62	4.08	36%
Nombre De Dios	89	131	32%	1.26	2.02	38%
Nombre De Dios 1.5	88	118	25%	1.17	1.85	37%
Nombre De Dios 2N	101	146	31%	1.22	2.13	43%
Nombre De Dios 2S	141	213	34%	1.86	3.08	40%
Nombre De Dios 3	141	252	44%	1.29	1.68	23%
Total	120	135	11%	1.80	2.36	24%
14.7	Cut-Off Grade

The full operational cost cut-off value as calculated by the mine operating staff ranges from US$89 to US$125/tonne for different areas based on mine operating costs (mining, milling, G&A). Block model silver and gold grades have been converted to an US$ NSR value using an NSR “calculator” which takes into effect metal prices (long term projected to be US$17.64/oz silver and US$1,694/oz gold), mill metal recoveries (85.5% for silver and 83.9% for gold), concentrate shipping charges, and proprietary smelter terms. Blocks with an NSR value equal to or greater than the operations full cut-off costs were tabulated into the Mineral Resource Estimate for each zone.

The cut-off value was applied to each block estimated in the resource block model. If the weighted average grade of all the mineral blocks in a mining volume is above cut-off, it will be considered for mining. This TR provides a Mineral Resource estimate for reporting purposes only and it is up to the mine planning department staff to consider and determine what can be mined.

Table 14.24 below lists the full operational (mining, milling, and administration) cost cut-off value applied to each mining area for the current Mineral Resource estimate.

Table 14.24: GMC Full operating cost cut-off by area

2020	Cata	Santa Margarita	Los Pozos	Guanajuatito	Valenciana	Promontorio	San Ignacio
Mine Cost	$84	$84	$58	$69	$71	$94	$69
Plant cost	$14	$14	$14	$14	$14	$14	$14
Admin cost	$17	$17	$17	$17	$17	$17	$17
Total US$	$115	$115	$89	$100	$102	$125	$100

Mineral Resource Estimates	101 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

14.8	Statement of Mineral Resources

GMC contains estimated Measured and Indicated Mineral Resources of 821,851 tonnes above varying US$ NSR full operational cost cut-offs, at an average grade of 199g/t silver and 2.07g/t gold, for a total of 10,171,912 Ag eq oz or 113,021 Au eq oz. This includes Measured Mineral Resources of 600,941 tonnes at an average grade of 195g/t silver and 2.16g/t gold, for a total of 7,520,049 Ag eq oz or 83,556 Au eq oz and Indicated Mineral Resources of 220,910 tonnes at an average grade of 209g/t silver and 1.83g/t gold, for a total of 2,651,863 Ag eq oz or 29,465 Au eq oz. In addition, estimated Inferred Mineral Resources are 1,453,008 tonnes at an average grade of 185g/t silver and 2.25g/t gold, for 18,109,823 Ag eq oz or 201,220 Au eq oz.

The GMC updated mineral resource estimate, constituted by the San Ignacio and Guanajuato operations, updates former mineral resource estimates with effective dates of July 31, 2019, and October 31, 2019, respectively. This Mineral Resource Estimate for GMC has an effective date of July 31, 2020 and updates the previous resource estimate for reasons of depletion because of mining and resource definition resulting from successful exploration activities. Highlights of the GMC mineral resource estimate are given in Table 14.25.

Table 14.25: GMC Mineral Resource Estimate, Highlights

Classification	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)	Au eq (g/t)	Au eq (oz)
Total Measured	600,941	195	3,763,303	2.16	41,741	389	7,520,049	4.32	83,556
Total Indicated	220,910	209	1,483,209	1.83	12,951	373	2,651,863	4.15	29,465
Total M&I	821,851	199	5,246,512	2.07	54,693	385	10,171,912	4.28	113,021
Total Inferred	1,453,008	185	8,664,244	2.25	105,219	388	18,109,823	4.31	201,220

Note: See details in Notes section for Guanajuato and San Ignacio in Table 14.27 and Table 14.29.

14.8.1  Guanajuato

Guanajuato contains estimated Measured and Indicated Mineral Resources of 433,953 tonnes above varying US$ NSR full operational cost cut-offs, at an average grade of 249g/t silver and 1.64g/t gold, for a total of 5,529,111 Ag eq oz or 61,435 Au eq oz. This includes Measured Mineral Resources of 286,139 tonnes at an average grade of 253g/t silver and 1.63g/t gold, for a total of 3,677,663 Ag eq oz or 40,863 Au eq oz and Indicated Mineral Resources of 147,814 tonnes at an average grade of 241g/t silver and 1.65g/t gold, for a total of 1,851,448 Ag eq oz or 20,572 Au eq oz. In addition, estimated Inferred Mineral Resources are 460,174 tonnes at an average grade of 220g/t silver and 2.07g/t gold, for 6,020,031 Ag eq oz or 66,889 Au eq oz.

The Mineral Resources detailed at Guanajuato cover the Guanajuatito, Valenciana, Cata, Los Pozos, Santa Margarita, San Cayetano, and Promontorio areas. This Mineral Resource Estimate for Guanajuato has an effective date of July 31, 2020 and updates the previous Mineral Resource estimate for reasons of depletion because of mining and resource definition resulting from successful exploration activities.

Table 14.26 provides a highlights summary, and Table 14.27provides a detailed summary, of the Mineral Resource estimates as of July 31, 2020. Measured, Indicated, and Inferred Mineral Resources are reported at the full-cost operational mining cut-off value which varies between mining areas in US$ per tonne.

It is the opinion of the Qualified Persons of this report that all data used in the generation of the Mineral Resource models and the processes by which these data were collected and stored are acceptable and of industry standard.

Mineral Resource Estimates	102 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Table 14.26: Mineral Resources Estimate as of July 31, 2020, Guanajuato (Highlights)

Classification	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)	Au eq (g/t)	Au eq (oz)
Totals Measured	286,139	253	2,328,051	1.63	14,995	400	3,677,663	4.44	40,863
Totals Indicated	147,814	241	1,144,963	1.65	7,816	390	1,851,448	4.33	20,572
Total M&I	433,953	249	3,473,014	1.64	22,811	396	5,529,111	4.40	61,435
Totals Inferred	460,174	220	3,258,101	2.07	30,689	407	6,020,031	4.52	66,889

Note: See details in Notes section for Guanajuato in Table 14.27.

Table 14.27: Mineral Resources Estimate as of July 31, 2020, Guanajuato

Vein	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
Measured
Cata	27,997	400	359,932	1.88	1,691	569	512,120
Pozos	170,726	245	1,345,405	1.44	7,929	375	2,058,994
Guanajuatito	36,499	288	338,122	1.32	1,543	406	477,017
Santa Margarita	5,746	186	34,274	3.08	569	463	85,445
Valenciana	18,704	177	106,674	2.03	1,222	360	216,637
San Cayetano	10,094	121	39,360	2.79	907	373	120,965
Promontorio	16,372	198	104,285	2.16	1,136	392	206,485
Total Measured	286,139	253	2,328,051	1.63	14,995	400	3,677,663
Indicated
Cata	1,307	311	13,065	1.18	49	417	17,513
Pozos	97,995	247	777,219	1.57	4,940	388	1,221,817
Guanajuatito	12,064	236	91,540	1.22	474	346	134,187
Santa Margarita	1,844	245	14,534	2.02	86	427	25,327
Valenciana	11,587	198	73,763	1.80	669	360	133,995
San Cayetano	2,310	90	6,653	2.36	175	302	22,447
Promontorio	20,707	253	168,189	2.14	1,422	445	296,162
Total Indicated	147,814	241	1,144,963	1.65	7,816	390	1,851,448
Measure & Indicated
Cata	29,304	396	372,997	1.85	1,740	562	529,634
Pozos	268,721	246	2,122,624	1.49	12,869	380	3,280,811
Guanajuatito	48,563	275	429,662	1.29	2,017	391	611,204
Santa Margarita	7,590	200	48,808	2.82	655	454	110,772
Valenciana	30,292	185	180,437	1.94	1,891	360	350,632
San Cayetano	12,404	115	46,013	2.71	1,082	360	143,412
Promontorio	37,079	229	272,474	2.15	2,557	422	502,647
Total M&I	433,953	249	3,473,014	1.64	22,811	396	5,529,111
Inferred
Cata	-	-	-	-	-	-	-
Pozos	194,226	270	1,687,025	1.58	9,845	412	2,573,101
Guanajuatito	9,666	215	66,840	0.98	305	303	94,306
Santa Margarita	9,891	368	116,989	1.81	575	531	168,730
Valenciana	186,121	185	1,108,704	2.48	14,841	408	2,444,315
San Cayetano	3,802	58	7,046	3.79	463	398	48,682
Promontorio	56,468	150	271,497	2.57	4,660	381	690,898
Total Inferred	460,174	220	3,258,101	2.07	30,689	407	6,020,031

Notes:

1.	Mineral Resources are estimated using cut-offs based on the full operating costs per mining area being US$115/tonne for Cata, US$115/tonne for Santa Margarita / San Cayetano, US$89/tonne for Los Pozos, US$100/tonne for Guanajuatito, US$125/tonne for Promontorio, and US$102/tonne for Valenciana.

Mineral Resource Estimates	103 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

2.	Block model grades converted to US$ value using plant recoveries of 85.5% Ag, 83.9% Au, and net smelter terms negotiated for concentrates.
3.	A vein bulk density for all veins of 2.64t/m³ was used in the estimates.
4.	Totals may not agree due to rounding.
5.	Grades have been estimated in metric units and contained silver and gold estimated in troy ounces.
6.	Ag eq oz were calculated using 90:1 Ag:Au ratio. The ratios are reflective of average metal prices for 2020.
7.	A minimum true width of 0.5m was used in the estimates.
8.	Estimates use metal prices of US$17.64/oz silver, and US$1,694/oz gold (CIBC 2021 forecast).
9.	Estimates have an effective date of July 31, 2020.
10.	Inferred Mineral Resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or part of the Inferred Mineral Resources will ever be upgraded to a higher category.
11.	Mineral Resources that are not Mineral Reserves have no demonstrated economic viability.

14.8.2  San Ignacio

San Ignacio contains estimated Measured and Indicated Mineral Resources of 387,898 tonnes above a US$100/tonne NSR cut-off, at an average grade of 142g/t silver and 2.56/t gold, for a total of 4,642,801 Ag eq oz.  This includes Measured Mineral Resources of 314,802 tonnes at an average grade of 142g/t silver and 2.64g/t gold, for a total of 3,842,38 Ag eq oz and Indicated Mineral Resources of 387,898 tonnes at an average grade of 144g/t silver and 2.19g/t gold, for a total of 800,416 Ag eq oz. In addition, estimated Inferred Mineral Resources are 992,835 tonnes at an average grade of 169g/t silver and 2.33g/t gold, for 12,089,792 Ag eq oz. The Mineral Resource Estimates highlights is presented as Table 14.28, while grouped by domain is presented in Table 14.29.

It is the opinion of the Qualified Persons of this report that all data used in the generation of the Mineral Resource models and the processes by which these data were collected and stored are acceptable and of industry standard.

Table 14.28: Mineral Resource Estimate 2020, San Ignacio (Highlights)

Classification	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)	Au eq (g/t)	Au eq (oz)
Total Measured	314,802	142	1,435,252	2.64	26,746	384	3,842,386	4.27	42,693
Total Indicated	73,096	144	338,246	2.19	5,135	349	800,416	3.87	8,894
Total M&I	387,898	142	1,773,498	2.56	31,881	377	4,642,801	4.19	51,587
Total Inferred	992,835	169	5,406,142	2.33	74,530	384	12,089,792	4.27	134,331

Notes: See details in Notes section for San Ignacio in Table 14.29.

Table 14.29: Mineral Resource Estimate 2020, San Ignacio

Domain	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
MEASURED
Melladito South	-	-	-	-	-	-	-
Purisima BO	-	-	-	-	-	-	-
Purisima	-	-	-	-	-	-	-
Purisima HW	-	-	-	-	-	-	-
Purisima Int	-	-	-	-	-	-	-
700	-	-	-	-	-	-	-
Santo Nino	-	-	-	-	-	-	-
ND2N	42,347	159	217,012	2.06	2,809	345	469,837
ND1.5	21,723	170	118,946	1.98	1,383	349	243,397
ND2S	35,192	197	222,435	2.66	3,004	436	492,807
ND	33,721	148	159,988	2.51	2,719	373	404,726
ND3	5,157	249	41,229	1.76	292	407	67,498
Melladito	57,597	86	159,167	2.76	5,115	335	619,534
Melladito BO	40,480	99	128,470	3.39	4,418	404	526,111
Intermediate	58,800	144	272,748	2.84	5,370	400	756,089
Intermediate 2	19,787	181	115,257	2.57	1,635	412	262,387

Mineral Resource Estimates	104 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Domain	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
Total Measured	314,802	142	1,435,252	2.64	26,746	384	3,842,386
INDICATED
Melladito South	-	-	-	-	-	-	-
Purisima BO	-	-	-	-	-	-	-
Purisima	-	-	-	-	-	-	-
Purisima HW	-	-	-	-	-	-	-
Purisima Int	-	-	-	-	-	-	-
700	-	-	-	-	-	-	-
Santo Nino	-	-	-	-	-	-	-
ND2N	14,093	154	69,677	1.52	689	291	131,718
ND1.5	2,369	163	12,392	1.55	118	302	23,004
ND2S	10,022	177	56,975	2.02	650	358	115,483
ND	6,077	120	23,421	2.07	405	306	59,833
ND3	3,612	247	28,636	1.85	215	413	48,012
Melladito	10,831	61	21,132	2.76	960	309	107,502
Melladito BO	3,164	97	9,917	3.32	338	396	40,331
Intermediate	14,792	137	65,152	2.29	1,087	343	163,008
Intermediate 2	8,136	195	50,944	2.57	673	426	111,524
Total Indicated	73,096	144	338,246	2.19	5,135	349	800,416
MEASURED & INDICATED
Melladito South	-	-	-	-	-	-	-
Purisima BO	-	-	-	-	-	-	-
Purisima	-	-	-	-	-	-	-
Purisima HW	-	-	-	-	-	-	-
Purisima Int	-	-	-	-	-	-	-
700	-	-	-	-	-	-	-
Santo Nino	-	-	-	-	-	-	-
ND2N	56,440	159	286,689	2.06	3,499	345	601,555
ND1.5	24,092	170	131,338	1.98	1,501	349	266,401
ND2S	45,214	197	279,411	2.66	3,654	436	608,290
ND	39,797	148	183,409	2.51	3,124	373	464,559
ND3	8,769	249	69,864	1.76	507	407	115,510
Melladito	68,428	86	180,300	2.76	6,075	335	727,036
Melladito BO	43,644	99	138,387	3.39	4,756	404	566,442
Intermediate	73,591	144	337,899	2.84	6,458	400	919,097
Intermediate 2	27,923	181	166,201	2.57	2,308	412	373,911
Total Measured	387,899	429	1,773,498	7.74	31,881	1,140	4,642,801
INFERRED
Melladito South	245,249	104	823,253	3.01	23,751	373	2,938,020
Purisima BO	129,196	142	588,308	3.40	14,142	448	1,861,097
Purisima	268,408	201	1,732,735	1.50	12,904	335	2,894,050
Purisima HW	153,262	271	1,337,261	1.88	9,257	440	2,170,408
Purisima Int	30,688	184	181,493	2.35	2,316	395	389,889
700	4,463	193	27,709	3.90	560	544	78,074
Santo Nino	36,495	127	148,577	1.56	1,831	266	312,109
ND2N	37,152	194	232,038	2.31	2,765	403	480,901
ND1.5	7,280	107	25,088	2.12	497	298	69,813
ND2S	16,980	163	88,729	2.56	1,395	393	214,308
ND	12,206	129	50,672	3.00	1,176	399	156,512
ND3	3,359	118	12,752	2.11	228	308	33,273
Melladito	18,437	64	37,770	2.43	1,443	283	167,597
Melladito BO	1,155	122	4,548	4.13	154	494	18,363
Intermediate	8,369	135	36,351	2.43	655	354	95,283
Intermediate 2	20,136	122	78,858	2.25	1,458	325	210,096
Total Inferred	992,835	169	5,406,142	2.33	74,530	384	12,089,792

Notes:

1.	A vein bulk density of 2.68 tonnes / m³ was used in the estimates.
2.	Measured, Indicated, and Inferred Mineral Resources are reported at a full cost cut-off Net Smelter Return (NSR) of US$100/tonne.
3.	Totals may not agree due to rounding.
4.	Grades have been estimated in metric units; and contained silver and gold estimated in troy ounces.
5.	A minimum mining width of 0.50 meters was used.
6.	Mineral Resources are estimated using metal prices of US$17.64/oz Ag and US$1,694/oz Au (CIBC 2021 forecast); and metallurgical recoveries of 85.3% for Ag, 83.9% for Au.
7.	2019 Mineral Resource Ag eq oz were calculated using 90:1 Ag:Au ratio. The ratios are reflective of average metal prices for 2020.
8.	Inferred Mineral Resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or part of the Inferred Mineral Resources will ever be upgraded to a higher category.
9.	Mineral Resources that are not Mineral Reserves have no demonstrated economic viability.

Mineral Resource Estimates	105 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

14.9	Comparison with Previous Mineral Resource Estimates

14.9.1  Guanajuato

The previous Mineral Resource estimate which has an effective date of October 31, 2019 is compared to the current Mineral Resource estimate in Table 14.30 below. The Measured Resource classification in the current resource update provides a 6% increase in contained gold and 37% increase in contained silver and a 30% increase in contained silver equivalent ounces in relation to the previous estimate. For Indicated Resource classification, there is a 72% increase in contained gold and 104% increase in contained silver and 18% increase in contained silver equivalent ounces over the previous estimate. For Inferred Resource classification, an increase of 97% in contained gold and increase of 188% in contained silver, and 154% increase in contained Ag eq oz over the previous report. Overall Measured and Indicated Resource tonnes increased 26% with a coincident increase of Ag eq oz of 47% or ~1.78M Ag eq oz.

These changes reflect the use of higher metal prices, minor mine depletion, significant changes (up and down) in total operating costs in several mining areas, and expansion of zones at Los Pozos due to successful exploration drilling.

Table 14.30: Comparison of 2019 to 2020 Mineral Resources, Guanajuato

Category	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
Total Measured 2020	286,139	253	2,328,051	1.63	14,995	400	3,677,663
Total Measured 2019	256,260	206	1,693,799	1.72	14,131	343	2,824,256
Measured Difference	12%	23%	37%	-5%	6%	17%	30%
Total Indicated 2020	147,814	241	1,144,963	1.65	7,816	390	1,851,448
Total Indicated 2019	87,476	199	560,673	1.62	4,553	329	924,903
Indicated Difference	69%	21%	104%	2%	72%	18%	100%
Total M&I 2020	433,953	249	3,473,014	1.64	22,811	396	5,529,111
Total M&I 2019	343,736	204	2,254,472	1.69	18,684	339	3,749,160
M&I Difference	26%	22%	54%	-3%	22%	17%	47%
Total Inferred 2020	460,174	220	3,258,101	2.07	30,689	407	6,020,031
Total Inferred 2019	208,609	168	1,129,416	2.32	15,561	354	2,374,341
Inferred Difference	121%	31%	188%	-11%	97%	15%	154%

Mineral Resource Estimates	106 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

14.9.2  San Ignacio

The previous Mineral Resource estimate which has an effective date of July 31, 2019 is compared to the current Mineral Resource estimate in Table 14.31 below. The Measured Resource classification in the current Mineral Resource update provides a 14% decrease in contained gold and 9% decrease in contained silver and a 5% decrease in contained silver equivalent ounces in relation to the previous estimate. For Indicated Resource classification, there is a 22% decrease in contained gold and 15% decrease in contained silver and 14% decrease in contained silver equivalent ounces over the previous estimate. For Inferred Resource classification, an increase of 125% in contained silver and increase of 72% in contained gold, and 106% increase in contained silver equivalent ounces over the previous report. These changes reflect the use of higher metal prices, mine depletion, and expansion and addition of zones in the Purisima vein area due to successful exploration drilling.

Table 14.31: Comparison of 2019 to 2020 Mineral Resources, San Ignacio

Category	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
Total Measured 2020	314,802	142	1,435,252	2.64	26,746	384	3,842,386
Total Measured 2019	314,863	156	1,574,848	3.06	30,984	405	4,053,537
Measured Difference	0%	-9%	-9%	-14%	-14%	-5%	-5%
Total Indicated 2020	73,096	144	338,246	2.19	5,135	349	800,416
Total Indicated 2019	71,554	173	398,172	2.87	6,613	419	927,201
Indicated Difference	2%	-17%	-15%	-24%	-22%	-17%	-14%
Total M&I 2020	387,898	142	1,773,498	2.56	31,881	377	4,642,801
Total M&I 2019	386,417	159	1,973,021	3.03	37,596	408	4,980,737
M&I Difference	0%	-10%	-10%	-16%	-15%	-7%	-7%
Total Inferred 2020	992,835	169	5,406,142	2.33	74,530	384	12,089,792
Total Inferred 2019	501,870	149	2,405,484	2.69	43,398	369	5,877,391
Inferred Difference	98%	14%	125%	-13%	72%	4%	106%
14.10	Reconciliation

14.10.1  Guanajuato

No reconciliation was done in this TR as mining was very limited and impractical for comparison.

14.10.2  San Ignacio

A high-level reconciliation review was completed to test the assumptions made in the Mineral Resource estimation against production records. The reconciliation review was completed for the period between the last San Ignacio NI 43-101 report (July 31, 2019) and the effective date of this report (July 31, 2020). Stope outlines from July 31, 2019 were subtracted from corresponding stope outlines of July 31, 2020 and the remaining outlines were “cookie-cuttered” from this report’s block models to derive a total of 160,688 tonnes and corresponding grades of 120g/t Ag and 2.15g/t Au mined. From this total, blocks with less than 250g/t Ag eq value were subtracted, as low-grade material would have been used as stope back-fill and not shipped to the mill. These remaining tonnes and associated grades were diluted 30% and compared to the Company production record for the same time (Table 14.32). From a high-level perspective the block model (diluted and >250g/t Ag eq value) versus milled ore has lower tonnes (115,934t versus 139,583t), and similar silver grade (117g/t versus 116g/t) and gold grade (2.11g/t versus 2.08g/t), respectively.

The authors consider the reconciliation effort and results produced reasonable.

Mineral Resource Estimates	107 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Table 14.32: Reconciliation of block model to production, San Ignacio

Domain	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
Melladito South	1,196	42	1,605	1.14	44	144	5,553
Purisima BO	5,397	89	15,375	2.24	388	290	50,293
ND2N	58,548	129	243,257	1.96	3,683	305	574,716
ND2S	21,180	188	127,874	2.96	2,017	454	309,362
ND	17,968	109	62,833	1.87	1,078	277	159,846
Melladito	39,163	55	69,874	2.17	2,737	251	316,195
Intermediate 2	17,235	178	98,424	2.13	1,179	369	204,557
Total Mined	160,688	120	619,241	2.15	11,125	336	1,620,523
Melladito South	175	109	615	3.52	20	426	2,399
Purisima BO	2,927	120	11,305	3.08	290	398	37,405
ND2N	33,676	169	183,415	2.72	2,950	415	448,890
ND2S	17,499	212	119,530	3.33	1,872	512	288,035
ND	8,313	156	41,640	2.96	790	422	112,746
Melladito	14,782	71	33,664	3.62	1,720	397	188,447
Intermediate 2	11,810	231	87,697	2.66	1,012	471	178,741
Total >250g/t Ag eq	89,180	167	477,866	3.02	8,653	448	1,256,662
Adding 30% Dilution	115,934	117		2.11
Production	139,583	116		2.08

Mineral Resource Estimates	108 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

15.0	Mineral Reserve Estimates

No Mineral Reserve estimates were completed in this report. Mineral reserves were estimated for Guanajuato (Rennie and Bergen, 2011) in the Cata, Los Pozos, and Santa Margarita zones but they have been depleted. No Mineral Reserves have ever been estimated for San Ignacio. The Company has not established reserves at the Guanajuato Mine Complex due to the following reasons:

¢	Establishment of Measured and Indicated resource estimates only with associated development, sampling, and mining in the mineralized zones
¢	Geological nature of the deposit type and mineralized zones
¢	Associated costs of 3rd party Mineral Reserve estimation when the Company is already in production from these zones

The Company planned to enter production at Guanajuato in 2006, and San Ignacio in 2013. The Company did not base this production decision on any feasibility study of Mineral Reserves demonstrating economic and technical viability of the mine.  As a result, there may be increased uncertainty and risks of achieving any particular level of recovery of minerals from the GMC or the costs of such recovery.  As the GMC does not have established Mineral Reserves, the Company faces higher risks that anticipated rates of production and production costs will be achieved, each of which risks could have a material adverse impact on the Company’s ability to continue to generate anticipated revenues and cash flows to fund operations from the GMC and ultimately the profitability of the operation.

Mineral Reserve Estimates	109 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

16.0	Mining Methods

Production from GMC mines since beginning operations in Mexico is summarized in Table 16.1. The Company initially focused on increasing production throughput however in 2008 the Company focused on increasing grade resulting in a reduction in tonnage produced. San Ignacio production began at the end of November 2013. The increase in production shown in the years 2014 to 2017 in Table 16.1 reflects the increase in production from the San Ignacio. In 2018, production wanes at Guanajuato and is increasingly dominated by San Ignacio, while in 2019 and 2020 production is near solely San Ignacio with Guanajuato placed on a C&M basis (January to July 2019) and since then with limited production.

Table 16.1: GMC production as of July 31, 2020

Year	Tonnes Mill/Mine GTO	Tonnes Mill/Mine San Ignacio	Tonnes (milled)	Ag (oz)	Au (oz)
2006	86,111	-	86,111	105,480	988
2007	203,968	-	203,968	521,225	3,794
2008	155,079	-	155,079	848,083	5,488
2009	138,517	-	138,517	1,019,751	6,748
2010	144,112	-	144,112	1,019,856	6,619
2011	169,213	-	169,213	959,490	7,515
2012	174,022	-	174,022	1,004,331	10,350
2013[1]	220,463	1,082	221,545	1,079,980	15,063
2014[1]	213,658	54,154	267,812	1,239,009	15,906
2015[1]	180,691	129,253	309,944	1,708,061	21,126
2016[1]	136,349	183,694	320,043	1,473,229	21,626
2017[1]	131,335	185,475	316,810	1,386,964	21,501
2018[1]	88,364	212,650	301,014	1,096,757	19,073
2019[1]	7,610	179,886	187,610	590,781	11,588
2020[1,2,3]	15,563	65,851	82,639	291,105	3,977
Totals	994,033	1,012,045	3,078,439	14,344,102	171,362

Source: Great Panther Annual reports for 2006 to 2020 inclusive

1.	2006-2015 reported figures reflect tonnes milled, 2016-2020 reported figures reflect tonnes mined which has a small discrepancy to tonnes milled.
2.	2020 details from production records to July 31, 2020
3.	The operations at the GMC were suspended from April 2, 2020 through June 3, 2020 on account of the directive of the Mexican Federal Government to mitigate the spread of COVID-19.

From August 1, 2019 to July 31, 2020) the production for Guanajuato was sourced from Los Pozos, and Promontorio areas. The production was achieved with a work force that operated 6 days per week to obtain a total production of 23,175 tonnes, producing on average 111 tonnes per operating day. San Ignacio had a production of 139,583 tonnes in the same period, producing on average 668 tonnes per operating day. The overall total production for the GMC averaged 779 tonnes per operating day (209 operating days) during the period from September 1, 2019 to July 31, 2020.

There are no current estimates of Mineral Reserves for any of the GMC. The Company made decisions to enter production at Guanajuato and San Ignacio without having completed final feasibility studies.  Accordingly, the Company did not base its production decisions on any feasibility studies of Mineral Reserves demonstrating economic and technical viability of the GMC.  As a result, there may be increased uncertainty and risks of achieving any particular level of recovery of minerals from the GMC or the costs of such recovery.  As the GMC does not have established Mineral Reserves, the Company faces higher risks that anticipated rates of production and production costs, such as those provided in this TR, will not be achieved. These risks could have a material adverse impact on the Company’s ability to continue to generate anticipated revenues and cash flows to fund operations from and ultimately achieve or maintain profitable operations at the GMC.

16.1	Cut and Fill Mining Method

Typically, all zones at the GMC are extracted by the Cut & Fill mining method. A brief description of the Cut & Fill mining method is as follows:

Mining Methods	110 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

An access ramp approximately 3.5 meters (width) by 3.5 metres (height) is located at the bottom of the vein, from which development drifts are advanced along the zone to open headings at the mine blocks. Sub-levels off the access ramp are between 20 and 35 meters apart with attack drifts to the zone averaging from 20 to 40 meters in length.

The mining sequence begins with the development of a crosscut off the access ramp into the mineralized level. A heading is developed up to the economic limit of the predefined block, where exploration definition drilling is completed to define the limits of the block. Subsequently, the zone is excavated along its length (using jack-leg drills) through two headings (180 degrees apart). Depending on the width of the vein, the cut width may be 2.4 meters or 1.8 meters to minimize dilution. Depending on the width of the vein, ground support may be necessary which can include rock bolts and mesh. The back of each cut along the length the zone is composite sampled to provide additional assay confirmation prior to mining the next lift. The cut is then back-filled with waste material utilizing a Scoop-Tram. When the filling is finished, a new cut into the stope block is initiated above the previous cut (breasting), restarting the cycle.

Overall development in ore is completed with either jack-leg drills or a 16ft Jumbo. 3.5 yard and 4.0-yard Scoop-Trams are used for ore handling with either 10-ton or 18-ton trucks used to transport the ore.

The stability of the rock was evaluated in 2010 by Roland Tosney (Consulting Geotechnical Engineer) and who made the following recommendations. Cement resin bolts are required for excavations up to 5 meters in height. For excavation heights greater than 5 metres but less than 9 metres, cable anchor bolts are installed for additional support. Four-meter cable bolts are installed where holes are drilled by the Jumbo. In areas requiring openings greater than 9 metres vertical, permanent columns of rock are left.

16.1.1  Guanajuato

16.1.1.1	Guanajuatito Zone

Guanajuatito has been producing ore since 2006. Production came predominantly from the 1730, 1700, 1605, and 1540masl elevations (430, 400, 305, and 260 levels) with hanging-wall ramp completed to the 1730 masl elevation (430 level). The ore zones of Guanajuatito are exploited by the Cut and Fill mining method with a ramp to the bottom of the vein being extended at depth. A cross section of the Guanajuatito deposit is shown in Figure 16.1 and a level plan of the block model and wireframe is shown in Figure 16.2.

16.1.1.2	Valenciana Zone

Exploration development has commenced in the Valenciana zones on the 245, 360 and 460 levels; production restarted in the last two months of 2016. Exploitation is within several footwall zones to the Veta Madre.

Refer to Figure 16.3 and Figure 16.4 below for a cross section and plan map for the Valenciana zone.

16.1.1.3	Cata Zone

The Cata zone is composed of five separate mineral zones that vary in widths from 2 to less than 1 meter. These zones are extracted by the Cut and Fill mining method. Sub-levels off the access ramp are between 20 and 30 meters apart.

Mining of the Cata Clavo has reached the 550 level where development and stoping are being carried out on the Veta Madre vein. Cata Clavo is a relatively steeply dipping structure that has been identified for mining from the 1550masl elevation (550 level) to the 1665 masl elevation (435 level). The mining area was up to 100 meters long and up to 10 meters wide. The Veta Madre FW, Contact, Veta Madre HW, Alto 1 to Alto 4 zones are located on the hanging wall side of the Veta Madre and the multiple zones are close to each another. In some areas, the combined Veta Madre to Alto 4 generates an overall width exceeding 30 metres. Mining stopped in the Cata zones in late 2018.

A cross section of the Cata Clavo is shown in Figure 16.5 and a level plan of the block model and wireframe is shown in Figure 16.6.

Mining Methods	111 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

16.1.1.4	Los Pozos Zone

At the Los Pozos SE zone mining is underway above the 310 level, both on remnant mineralization as well as recovery of old pillars. Mineralization is related to both the Veta Madre and Santa Margarita (hanging wall) structures as well as transverse structures.

The Los Pozos deposits are relatively steeply dipping structures that have been identified for mining from the 2025 masl elevation (75 / 83 levels), 1980 masl (120 level), 1940 masl (160 level), to the 1790 masl elevation (310 level). A cross section of the Los Pozos deposit is shown in Figure 16.7 and a level plan of the block model and wireframe is shown in Figure 16.8.

16.1.1.5	Santa Margarita Zone

The Santa Margarita gold rich vein has been explored by ramp development from the 390 level to the 500 level. The ramp has been driven from the 1710 masl elevation (390 level) and extended down to the 1560 masl elevation (540 level). Extractions are by cut and fill mining methods. Santa Margarita was in production from March 2009 to late 2018. A cross section of the Santa Margarita deposit is shown in Figure 16.9 and a level plan of the block model and wireframe is shown in Figure 16.10

16.1.1.6	San Cayetano Zone

Development has commenced on the San Cayetano zone, consisting of drifting along the mineralization on the 475 level, minor raising to ascertain grade continuity, and cross cutting in the hanging-wall to build out several drill stations. Mining from the 520 and 475 levels has been by Cut and Fill. Exploration development and drilling continued along the western extension of the San Cayetano in 2016 and 2017. Exploitation of the San Cayetano structures is completed.

Refer to Figure 16.9 and Figure 16.10 below for a cross section, and a level plan of the block model and wireframe for the San Cayetano zone.

16.1.1.7	Promontorio Zone

Production restarted from Promontorio in March of 2017 and exploration development continues to define this zone. It is a quartz stockwork system within the hanging-wall conglomerates, immediately above the Veta Madre. Minor production came from the 110 level before C&M commenced at the end of 2018. Presently there is production from the 160 and 275 levels.

Refer to Figure 16.11 and Figure 16.12 below for a cross section, and a level plan of the block model and wireframe for the Promontorio zone.

16.1.2  San Ignacio

The mining at San Ignacio began in the third quarter of 2013. As of July 31, 2020, a total of 1,012,044 tonnes of ore have been produced. The bulk of the mining is on the Nombre de Dios zones, with lesser production from Melladito and Intermediate zones, and initial development in the Melladito South zone.

Workers operate on three 8-hour shifts from Monday to Saturday. Four separate contractors operate the development and production of the mine. The contractors provide supervisors, and the company provides supervisors and a superintendent to over seen the operation. In addition, there is a services team and a security team.

Cut and Fill mining is used to extract material defined by mining blocks. The main ramp (4.5 metres wide by 4.5 metres high) has a slope of 12%. It was developed using a single-arm electric Jumbo, a 6-yard Scoop Tram, and a combination of conventional 20-tonne trucks and an underground truck.

Mining Methods	112 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Electricity is supplied to the mine through the Mexican national power grid. The mine utilizes forced air ventilation supported by electric fans, two electric air compressors with 1,000cfm and 100psi and 50 - 60 gallon per minute pumps for extracting mine water.

The mineralized rock is transported by truck to the Cata plant using conventional 20-tonne trucks.

The 450N section (Figure 16.13) shows the distribution of the various veins and the associated development along Veta Melladito, Intermediate, Nombre de Dios and Intermediate 2 veins.

Sections 450N (Figure 16.13), 1000N (Figure 16.14), and 450S (Figure 16.15), and plan views at 2,275 masl (Figure 16.16) and 2,175 masl (Figure 16.17) elevations show the distribution of the various veins and associated development along Melladito, Intermediate, Nombre de Dios, and Purisima veins.

Mining Methods	113 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Figure 16.1: Development and Mineral Resource in the Guanajuatito zone, section view 2925N

Figure 16.2: Development and Mineral Resource in the Guanajuatito zone, plan view

Mining Methods	114 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Figure 16.3: Development and Mineral Resource in the Valenciana zone, section view 2150N

Figure 16.4: Development and Mineral Resource in the Valenciana zone, plan view

Mining Methods	115 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Figure 16.5: Development and Mineral Resource in the Cata zone, section view 600N

Figure 16.6: Development and Mineral Resource in the Cata zone, plan view

Mining Methods	116 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Figure 16.7: Development and Mineral Resource in the Los Pozos zone, section view 175N

Figure 16.8: Development and Mineral Resource in the Los Pozos zone, plan view

Mining Methods	117 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Figure 16.9: Development and Mineral Resource in the Santa Margarita and San Cayetano zones, section view 75S

Figure 16.10: Development and Mineral Resource in the Santa Margarita and San Cayetano zones, plan view

Mining Methods	118 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Figure 16.11: Development and Mineral Resource in the Promontorio zone, section view 450S

Figure 16.12: Development and Mineral Resource in the Promontorio, plan view

Mining Methods	119 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Figure 16.13: Mine development along Melladito, Intermediate & Nombre de Dios structures, cross section 450N

Figure 16.14: Mine development along Nombre de Dios 2N structure, cross section 1000N

Mining Methods	120 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Figure 16.15: Mine development along Purisima & Melladito South structures, cross section 450S

Mining Methods	121 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Figure 16.16: Mine development and veins along 2275masl, northern plan view

257,750 mE
258,000 mE
LEGEND
Drill trace
Drill trace related to updated resource
Great Panther development
Historical development
Vein slice
BLOCK MODEL REMAINING
NSR Value (USD)
>= $350
$250 - $350
$150 - $250
$100 - $150
Below Area Cutoff
1000N
Melladito
Nombre de Dios 2N
Intermediate
800N
SANTA AURELIA SHAFT
Nombre de Dios
600N
SAN FRANCISCO SHAFT
Nombre de Dios 2S
Intermediate 2
SAN IGNACIO RAMP
450N
400N
Nombre de Dios 1.5
Melladito B0
Melladito
SAN PABLO SHAFT
Eastern Extent of Mineral Claim
0
100
metres
2,329,250 mN
2,329,000 mN
2,328,750 mN
2,328,500 mN
2,328,250 mN
2,328,000 mN
258,000 mE
258,250 mE
258,500 mE
GREAT PANTHER MINING LTD.
San Ignacio
Guanajuato State, Mexico
Mine Development
2275 masl Vein Plan
July 2020
as shown
2275masl / 50m
16.16

Mining Methods	122 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Figure 16.17: Mine development and veins along 2175masl, southern plan view

258,000 mE
258,250 mE
258,500 mE
2,328,500 mN
2,328,250 mN
2,328,000 mN
2,327,750 mN
2,328,750 mN
2,328,500 mN
2,328,250 mN
258,500 mE
258,750 mE
LEGEND
Drill trace
Drill trace related to updated resource
Great Panther development
Historical development
Vein slice
BLOCK MODEL REMAINING
NSR Value (USD)
>= $350
$250 - $350
$150 - $250
$100 - $150
Below Area Cutoff
Nombre de Dios 1.5
Melladito
Melladito South
RUL SHAFT
PURISIMA SHAFT
ROSARIO SHAFT
Ramp
NUEVO SHAFT
Xo. 2185-411
Xo. 2180-385
Melladito South
450S
200S
400S
600S
Eastern Extent of Mineral Claim
Purisima HW
Purisima Int
Purisima
Purisima BO
Veta 700
0
100
metres
GREAT PANTHER MINING LTD.
San Ignacio
Guanajuato State, Mexico
Mine Development
2175 masl Vein Plan
Date July 2020
Scale as shown
Elevation/Depth 2175masl / 50m
Figure 16.17

Mining Methods	123 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

17.0	Recovery Methods
17.1	Ore Processing Description

The GMC mineral processing plant processes approximately 779 tonnes per operating day (August 1, 2019 - July 31, 2020) or 447 tonnes per calendar day. The processing plant utilized five stages as follows: crushing, milling, flotation, thickening and filtering and produces a concentrate of iron sulphide (pyrite) with high values of gold and silver which are marketed and sold as the final product (Figure 17.1). Electricity for the processing plant comes from the Guanajuato state electrical grid, water from underground storage facilities at the lowest levels in the Guanajuato operation, and process material from multiple international and Mexican mine equipment and supplies suppliers.

The ore is delivered by truck from GMC’s mines to the ore processing yard at Cata which has a storage capacity of 1,500 tonnes. The material is fed onto a gravity fed grizzly with 12-inch steel grid openings where it falls into a hopper with a capacity of 1,000 tonnes where ore processing begins.

Figure 17.1: Process flow sheet, GMC metallurgical plant

17.1.1  Crushing & Grinding Circuits

The ore from the 1,000-tonne capacity hopper is transferred along a 48-inch-wide belt to a 24 inch by 36-inch PettiBone jaw crusher where the 12-inch feed is reduced to less than 3-inch diameter. The feed from the jaw crusher exits along a 36-inch-wide belt and feeds a 6 ft wide by 20 ft long double bed vibrating Ludowici screen. The Ludowici screen separates the feed by size with the upper bed separating material greater than 1 inch and the lower bed separating material less than ¼ inch. This ¼ inch “fine” material is then fed along a 24-inch belt to a hopper prior to grinding (currently feed on average of 88% less than ¼ to the mill). The over size from the Ludowici screen is fed to a Metso (300HP) secondary cone crusher for further size reduction which is then fed back to the Ludowici screen along a 24-inch belt to ensure the material is the appropriate size for the mill. The crushing circuit has a backup Simmons 5½ short head cone crusher that is utilized as needed.

Recovery Methods	124 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

17.1.2  Milling

Immediately after the crushing, the ore is stored in a series of "fines hoppers" which has a capacity of 1,800 tonnes. This material passes through chutes at the bottom of the hopper to feed three 24-inch-wide belts where the material is weighed (continuous weighing scale) and fed into three twin Denver of 7 ft by 14 ft ball-mills which are coated inside by a chromium-molybdenum alloy shield on the surface of the cylinder and natural rubber on the "heads". The grinding material used in these mills are 2.5-inch diameter high chrome alloy cast balls. The ¼ inch crushed material enters the ball mill where the movement, impacts and attrition from the balls promotes the wet pulverization of the mineral which is discharged by the mill as a "thick mineral pulp" where approximately 70% of the material by weight is solid and the remaining 30% is water. This thick mineral pulp is then diluted by adding water and feeds into 4 by 3-inch Krebs pumps where the material then feeds a series of Gmax G10 hydro-cyclone classifiers (two cyclones per mill) which carry out the classification of fines before entering the flotation circuit (75% of the material passing minus 200 meshes with automatic sampling). The average content of this material is 28% solid by weight and 72% water. The oversize material is returned to the mill for re-grinded in the closed circuit which has a "circulating load" of 350% thus ensuring the best release of the particles of interest. At this stage of grinding, reagents are added as the ore enters the mills. This includes the addition of two specific reagents which promote the recovery of gold and silver (promoter MaxGold 900 and promoter 7310, both Cyteg brand products).

17.1.3  Flotation Circuits

After grinding and conditioning by the initial reagents the material enters a 20 cubic meter capacity tank where additional reagents are added (promoter, collector and surfactant, Promoter 7310, Aerophine 3416 both Cyteg and cc-1065 SF surfactant brand PQM) and agitation incorporates these reagents into the mineral pulp. This material then enters the primary rougher flotation cells consisting of two stirred cell tanks that are 5 cubic metres each (made by Outotec) where a primary concentrate is obtained (paddled and spills over the edge of both cells where it is collected). Two stages of clean-up are required for this material prior to feeding the next stage of thickening which occurs in the in the primary and secondary cleaner flotation cells consisting of two banks of Wemco-type cells (6 cubic metres each and three cells per bank). Cell discharge continues as the material cascades toward the secondary rougher flotation cells consisting of 3 Outotec No. 5 cells which are each 5 cubic metres capacity. The spills from these cells are fed to a medium grained material tank that will partially return to flotation after a regrind stage.

The discharge from the Outotec No.5 cells feed a bank 8 Wemco type scavenger cells with a total capacity of 20 cubic metres. At this stage the spills of the bank of 8 cells join the spills from the previous 3 Outotec No. 5 cells and it is sent to a 4 ft by 5 ft regrind mill and passes to a hydro-cyclone classifier with the spill then entering the 20-meter conditioning tank along with the grinding product. The discharge enters the closed circuit to the 4 ft x 5 ft mill.

The material then enters an automatic filter press with 30 plates. The final concentrate has an average water content of 8% by weight.

It is worth mentioning that the rest of the reagent necessary for the flotation process are introduced at the beginning of the bank of scavenger cells and the current "modular" system of cells allows the Company to change flows to make the process more efficient, depending on the head grades feeding the mill. The discharge of the scavenger bank, containing on average 28% solid, is sent through a series of pumps to the tailings dam (after automatic sampling) 984 meters away. The pumps used for this discharge are 2 - 6 inch by 4-inch Warman 100 hp pumps.

17.1.4  Thickening & Filtration

The product from the secondary cleaner flotation cells is sent via 15 hp Gallagher pump through an automatic sampler before entering a 230 cubic meter settling tank. Thickening results in material containing 50% to 70% solids by weight which is then sent to the filtering stage. During this stage water is recovered, recirculated, and utilized at the beginning of the milling stage.

Recovery Methods	125 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

For the filtration stage, a Clever filter press with 30 plates is utilized (63 x 63 cm each plate). Material from the thickener is fed into the filter pack through an Abel piston pump where the maximum possible amount of water is removed by means of compressive pressure. The resulting filtered concentrate contains on average 12% humidity. The concentrate is then sampled, weighed, and stored in the concentrate yard prior to sale and shipment.

17.1.5  Production History

Table 17.1 summarizes the production at GMC. The tonnes and ounces of silver and gold include the San Ignacio mine since 2013. The information is current to July 31, 2020.

Table 17.1: GMC production as of July 31, 2020

Year	Tonnes Mill/Mine GTO	Tonnes Mill/Mine San Ignacio	Tonnes (milled)	Ag (oz)	Au (oz)
2006	86,111	-	86,111	105,480	988
2007	203,968	-	203,968	521,225	3,794
2008	155,079	-	155,079	848,083	5,488
2009	138,517	-	138,517	1,019,751	6,748
2010	144,112	-	144,112	1,019,856	6,619
2011	169,213	-	169,213	959,490	7,515
2012	174,022	-	174,022	1,004,331	10,350
2013[1]	220,463	1,082	221,545	1,079,980	15,063
2014[1]	213,658	54,154	267,812	1,239,009	15,906
2015[1]	180,691	129,253	309,944	1,708,061	21,126
2016[1]	136,349	183,694	320,043	1,473,229	21,626
2017[1]	131,335	185,475	316,810	1,386,964	21,501
2018[1]	88,364	212,650	301,014	1,096,757	19,073
2019[1]	7,610	179,886	187,610	590,781	11,588
2020[1,2,3]	15,563	65,851	82,639	291,105	3,977
Totals	994,033	1,012,045	3,078,439	14,344,102	171,362

Notes:

1.	Mid-2016 to 2020 San Ignacio and Guanajuato ores blended, so use mined tonnes for Guanajuato and San Ignacio
2.	Information to July 31, 2020
3.	The operations at the GMC were suspended from April 2, 2020 through June 3, 2020 on account of the directive of the Mexican Federal Government to mitigate the spread of COVID-19.
17.2	Metallurgical Tests Summary

Metallurgical tests are completed to optimize the consumption of reagents and overall milling process to obtain the maximum recovery and to comply with the concentration of grades required. All metallurgical tests are completed internally. A summary of the results for the November and December 2015 metallurgical tests are as follows in Table 17.2.

Table 17.2: 2015 metallurgical test summary

Metallurgical Balance 70%-30%
Description	weight gr.	% weight	Grade		Contained		Recoveries		Head Grade
			Au gr/ton	Ag gr/ton	Au	Ag	Au	Ag	Au	Ag
concentrate	34	3.40	56.96	5,351	1.94	181.93	71.23	71.38	2.32	251.00
scavenger	42	4.20	7.73	857	0.32	35.99	11.94	14.12	REC. Au	REC. Ag
Tails	924	92.40	0.50	40	0.46	36.96	16.82	14.50	83.18	85.50
Totals	1000	100.00	2.72	255			100.00	100.00
Metallurgical Balance 60%-40%
Description	weight gr.	% weight	Grade		Contained		Recoveries		Head Grade
			Au gr/ton	Ag gr/ton	Au	Ag	Au	Ag	Au	Ag
concentrate	41	4.10	44.66	3,861	1.83	158.30	65.53	71.74	4.57	278.00
scavenger	28	2.80	19.43	930	0.54	26.04	19.47	11.80	REC. Au	REC. Ag
Tails	931	93.10	0.45	39	0.42	36.31	14.99	16.46	85.01	83.54
Totals	1000	100.00	2.79	221			100.00	100.00
Metallurgical Balance 50%-50%

Recovery Methods	126 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Metallurgical Balance 70%-30%
Description	weight gr.	% weight	Grade		Contained		Recoveries		Head Grade
			Au gr/ton	Au gr/ton	Au	Au	Au	Ag	Au	Ag
concentrate	40	4.00	56.97	4,163	2.28	166.52	69.25	69.91	2.79	214.00
scavenger	25	2.50	18.11	1,071	0.45	26.78	13.76	11.24	REC. Au	REC. Ag
Tails	935	93.50	0.60	48	0.56	44.88	16.99	18.84	83.01	81.16
Totals	1000	100.00	3.29	238			100.00	100.00
Metallurgical Balance 50%-50%
Description	weight gr.	% weight	Grade		Contained		Recoveries		Head Grade
			Au gr/ton	Ag gr/ton	Au	Ag	Au	Ag	Au	Ag
CONC. 1 L	107	2.14	141.86	5,827	3.04	124.72	81.09	74.22	3.22	171.00
scavenger	115	2.29	3.99	142	0.09	3.26	2.44	1.94	REC. Au	REC. Ag
Tails 1 L	101	2.02	8.75	362	0.18	7.32	4.73	4.36	88.26	80.52
Tails	4677	93.54	0.47	35	0.44	32.74	11.74	19.48
Totals	5000	100.00	3.74	168			100.00	100.00
Metallurgical Balance Test Xantato Isopropilico
Description	weight gr.	% weight	Grade		Contained		Recoveries		Head Grade
			Au gr/ton	Ag gr/ton	Au	Ag	Au	Ag	Au	Ag
Conc. 2 L.	6	0.30	1341.93	37,912	4.03	113.74	74.69	61.59	4.44	146
scavenger	37	1.85	17.05	703	0.32	13.01	5.85	7.04	REC. Au	REC. Ag
Tails 1 L.	28	1.40	11.97	721	0.17	10.09	3.11	5.47	86.40	78.14
Tails 2 L	7	0.35	42.19	2,134	0.15	7.47	2.74	4.04
Tails finales	1922	96.10	0.76	42	0.73	40.36	13.60	21.86
Totals	2000	100.00	5.39	185			100.00	100.00
Metallurgical Balance San Ignacio Low Grade
Description	weight gr.	% weight	Grade		Contained		Recoveries		Head Grade
			Au gr/ton	Ag gr/ton	Au	Ag	Au	Ag	Au	Ag
concentrate	41	4.10	55.41	1,737	2.27	71.22	74.51	60.04	2.84	127
scavenger	44	4.40	2.88	287	0.13	12.63	4.16	10.65	REC. Au	REC. Ag
Tails	915	91.50	0.71	38	0.65	34.77	21.34	29.31	70.69	78.66
Totals	1000	100.00	3.05	119			100.00	100.00
Metallurgical Balance Test Xantato Amilico
Description	weight gr.	% weight	Grade		Contained		Recoveries		Head Grade
			Au gr/ton	Ag gr/ton	Au	Ag	Au	Ag	Au	Ag
concentrate	29	2.90	89.44	2,881	2.59	83.55	72.33	67.38	3.05	126
scavenger	25	2.50	15.70	445	0.39	11.13	10.95	8.97	REC. Au	REC. Ag
Tails	946	94.60	0.63	31	0.60	29.33	16.73	23.65	76.35	83.27
Totals	1000	100.00	3.59	124			100.00	100.00
Metallurgical Balance Test San Ignacio 100% 75% a -200
Description	weight gr.	% weight	Grade		Contained		Recoveries		Head Grade
			Au gr/ton	Ag gr/ton	Au	Ag	Au	Ag	Au	Ag
concentrate	40	4.00	57.16	1,903	2.29	76.12	68.53	60.46	3.1	132
scavenger	34	3.40	13.92	429	0.47	14.59	14.18	11.59	REC. Au	REC. Ag
Tails	926	92.60	0.62	38	0.58	35.19	17.29	27.95	72.05	82.71
Totals	1000	100.00	3.34	126			100.00	100.00
Metallurgical Balance Test San Ignacio 100% 82%-200
Description	weight gr.	% weight	Grade		Contained		Recoveries		Head Grade
			Au gr/ton	Ag gr/ton	Au	Ag	Au	Ag	Au	Ag
concentrate	41	4.10	72.01	2,301	2.95	94.34	80.04	73.76	3.21	135
scavenger	49	4.90	4.77	165	0.23	8.09	6.34	6.32	REC. Au	REC. Ag
Tails	910	91.00	0.55	28	0.50	25.48	13.62	19.92	80.08	86.38
Totals	1000	100.00	3.69	128			100.00	100.00
Metallurgical Balance Test San Ignacio 70%
Description	weight gr.	% weight	Grade		Contained		Recoveries		Head Grade
			Au gr/ton	Ag gr/ton	Au	Ag	Au	Ag	Au	Ag
concentrate	60	6.00	45.39	1,495	2.72	89.70	76.37	71.27	2.9	124
scavenger	52	5.20	7.67	200	0.40	10.40	11.18	8.26	REC. Au	REC. Ag
Tails	888	88.80	0.50	29	0.44	25.75	12.45	20.46	79.54	87.55
Totals	1000	100.00	3.57	126			100.00	100.00
Metallurgical Balance Test San Ignacio 75%

Recovery Methods	127 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Metallurgical Balance 70%-30%
Description	weight gr.	% weight	Grade		Contained		Recoveries		Head Grade
			Au gr/ton	Ag gr/ton	Au	Ag	Au	Ag	Au	Ag
concentrate	30	3.00	102.75	3,017	3.08	90.51	78.03	68.96	3.67	141
scavenger	31	3.10	14.25	345	0.44	10.70	11.18	8.15	REC. Au	REC. Ag
Tails	939	93.90	0.45	32	0.43	30.05	10.79	22.89	77.11	89.21
Totals	1000	100.00	3.95	131			100.00	100.00
Metallurgical Balance Test San Ignacio 75%
Description	weight gr.	% weight	Grade		Contained		Recoveries		Head Grade
			Au gr/ton	Ag gr/ton	Au	Ag	Au	Ag	Au	Ag
concentrate	63	6.30	34.09	1,004	2.15	63.25	78.37	65.91	3	130
scavenger	51	5.10	2.99	155	0.15	7.91	5.56	8.24	REC. Au	REC. Ag
Tails	886	88.60	0.50	28	0.44	24.81	16.07	25.85	74.15	83.93
Totals	1000	100.00	2.74	96			100.00	100.00
Metallurgical Balance Test Santa Margarita
Description	weight gr.	% weight	Grade		Contained		Recoveries		Head Grade
			Au gr/ton	Ag gr/ton	Au	Ag	Au	Ag	Au	Ag
Conc. Prim.	50	5.00	68.03	2,171	3.40	108.55	78.99	71.71	3.80	145.00
Conc. scav.	28	2.80	12.58	443	0.35	12.40	8.18	8.19	REC. Au	REC. Ag
Tails	922	92.20	0.60	33	0.55	30.43	12.83	20.10	87.17	79.90
Total	1000	100.00	4.31	151			100.00	100.00

Recovery Methods	128 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

18.0	Project Infrastructure
18.1	Guanajuato

The Guanajuato mine is located 380 km northwest of Mexico City and is situated along the northeast side of the City of Guanajuato. The general infrastructure covers the area of the mining concessions and are described in the following items.

The surface and underground infrastructure at Guanajuato includes the following:

¢	Extensive underground workings from surface to approximately 600 metres below surface including multiple shafts and adits from surface as well as internal shafts and ramps
¢	Two main shafts: the Rayas, for men and materials, and the Cata shaft, for rock hoisting
¢	Mine, geology, processing, and administrative offices in several locations.
¢	A shaft and ramp from surface as well as internal ramps and drives linking to adjacent mines
¢	A nominal 1,000tpd flotation concentrator with surface bins, crushing facilities, grinding mills, flotation cells, and concentrate dewatering circuit
¢	Access roads to the mines
¢	Historical tailings storage facility
¢	Assay laboratory
¢	A tailings storage facility
¢	Connection to the national grid for the supply of electric power
¢	Conventional and mechanized underground mining equipment
¢	Water and compressed air reticulation systems
¢	Utility water is available for the mine and plant
¢	Communications systems (internet based)
18.2	San Ignacio

San Ignacio is located 380 km northwest of Mexico City and is situated 10km west of the city of Guanajuato. The general infrastructure covers the area of the mining concessions and are described in the following items.

The surface and underground infrastructure at San Ignacio includes the following:

¢	Underground workings from surface to approximately 100 metres below surface including ramps and several levels
¢	Connection to the national grid for the supply of electric power and sub-station facility
¢	Conventional and mechanized underground mining equipment
¢	Mine maintenance shop and associated office and stores, and diesel storage facility
¢	Access road and mine waste dumps

Project Infrastructure	129 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

19.0	Market Studies & Contracts
19.1	Market Studies

The principal commodities at the GMC Guanajuato and San Ignacio are iron sulphide (pyrite) concentrates containing gold and silver. Penalty elements are negligible. These products are freely traded, at prices that are widely known, so that prospects for sale of any production are virtually assured. There are smelters in Mexico that can accept these concentrates, as well as other smelters around the world along with traders who purchase such concentrates. The Company contracts for the sale of its concentrate from the GMC annually. The concentrate sales agreements are considered to be within industry norms.

19.2	Contracts

The mine maintenance contract is a cost per man-day.

Mining contracts include unit costs for development, stoping, and haulage plus daily costs for ancillary personnel. Several of the mining contracts include rates for the use of Company equipment (Scoop Tram, trucks, jumbos, etc.).

Security personnel are contracted based upon a daily rate per man.

19.2.1  Guanajuato

Guanajuato is an operating mine using contract employees and contracted services under the direction of Company employed management. There are several contracts in place for:

¢	Diamond drilling in the mine (one contractor)
¢	Seven contracts for the supply of labour and services in the mines
¢	Alfred Knight for representation at Manzanillo, and Inspectorate in Veracruz, for concentrate shipments
¢	Sales of concentrates to traders and smelters
¢	Security services on surface and underground

19.2.2  San Ignacio

San Ignacio is an operating satellite mine of the GMC using employees and contracted services under the direction of Company employed management. There are several contracts in place for:

¢	Seven contracts for the supply of labour and services in the mines
¢	Surface haulage of ores from San Ignacio to GMC processing plant
¢	Security services on surface

Market Studies & Contracts	130 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

20.0	Environmental Studies, Permitting, & Social or Community Impact
20.1	Environmental Regulatory Framework in Mexico

The Mexican Constitution establishes in Article 27 that natural resources are part of the nation's heritage and that it is therefore the Federal Government that regulates resource management. Although the Mining Legislation for Mexico emanates from Article 27, there are many secondary laws that complement the regulatory framework.

The mining legislation provides that the owners of mining concessions and assignments, regardless of the date of their attribution, are obliged to comply with the provisions applicable to the mining-metallurgical industry in terms of ecological balance and protection of the environment, in accordance with the legislation and applicable regulations in the different areas (environmental impact, use of land and water, generation of waste, emissions to the atmosphere, etc.). The regulations of the Mining Law establish, for its part, that the granting of concessions and mining assignments does not exempt its holders from the obligation to comply with the provisions on environmental, labour, social assistance and use and handling of explosives, as contained in the applicable legislation. Emphasizing that for the extraction of minerals, concessionaires must comply with the different federal and state laws that apply to the type of operation in question.

At the federal level, the unit authorized to generate, apply, supervise, and monitor compliance with environmental regulations is the Ministry of Environment and Natural Resources (Secretaria de Medio Ambiente y Recursos Naturales SEMARNAT). Among its most important organizations linked to mining activity are the National Water Commission (Comision Nacional del Agua CONAGUA), the National Commission of Natural Protected Areas (Comision Nacional de Areas Protegidas CONANP) and the Federal Office of Environmental Protection (Procuraduria Federal de Proteccion al Ambiente PROFEPA).

There are also regulations and procedures at the state and municipal level. In the first case, the unit responsible for monitoring compliance in environmental matters is the Institute of Ecology (Instituto de Ecologia) for the State of Guanajuato and at the municipal level, it is the General Directorate of Ecology and Environment (Dirección General de Ecología y Medio Ambiente).

The laws and regulations in force for mining activity in Mexico and related to the care of the environment, are:

¢	Constitución Política de los Estados Unidos Mexicanos
¢	(Political Constitution of the United Mexican States)
¢	Ley Minera (Mining Law) and regulations thereunder
¢	Ley General del Equilibrio Ecológico y la Protección al Ambiente (General Law of Ecological Balance and Protection of the Environment) and regulations thereunder
¢	Ley General de Desarrollo Forestal Sustentable (General Law on Sustainable Forest Development) and regulations thereunder
¢	Ley General para la Prevención y Gestión Integral de los Residuos (General Law for the Prevention and Integral Management of Waste) and regulations thereunder
¢	Ley General de Vida Silvestre (General Law of Wildlife)
¢	Ley Federal de Responsabilidad Ambiental (Federal Law of Environmental Responsibility)
¢	Ley de Aguas Nacionales (Law on National Waters) and regulations thereunder
¢	Ley Federal de Derechos (en materia de agua) (Federal Law of Rights (on water))

Environmental Studies, Permitting, & Social or Community Impact	131 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

As a complement to this legislation, there are the Official Mexican Standards for the environmental sector that establish the characteristics and specifications, criteria and procedures that allow protecting and promoting the improvement of the environment and ecosystems, as well as the preservation of natural resources.

The Norms for the mining operation are the following:

¢	NOM-001-SEMARNAT-1996, Wastewater discharge into national waters and national lands.
¢	NOM-002-SEMARNAT-1996, Wastewater discharge into the sewer system
¢	NOM-003-CONAGUA-1996, Water extraction wells construction
¢	NOM-052-SEMARNAT-2005, Identification, classification and lists of hazardous waste
¢	NOM-120-SEMARNAT-2011,
¢	NOM-141-SEMARNAT-2003, Project, construction, operation, and post-operation of tailings dam
¢	NOM-157-SEMARNAT-2009, Mine waste management plans
¢	NOM-161-SEMARNAT-2011, Special handling waste and their management plans
¢	Norma Técnica Ambiental NTA-IEG-003/2001, Non-hazardous industrial waste management

Note: There are other Mexican Official Standards that are used in a complementary manner.

20.2	Environmental Studies & Permits

According to the stages of the process, the main environmental studies and permits required are described in the following Items of this TR.

20.2.1  Exploration

To start the exploration work, a company may be required to complete necessary studies in accordance with the Secretary of Environment and Natural Resources (SEMARNAT) such as an Environmental Impact Assessment and sometimes a Change in the use of land authorization.

¢	Environmental Impact Evaluation. This can be carried out in two ways, depending on the conditions of the project.
¢	Environmental Impact Assessment (Manifestacion de Impacto Ambiental MIA). This document outlines real and potential environmental impact any work or activity could generate and outlines the mitigation strategy for such impact. This is a complete report based in a series of extensive studies and surveys.
¢	Preventive Report (Informe Preventivo IP). This document is required if a project operates under the assumptions outlined in Norm NOM-120-SEMARNAT-2011 Standard, that establishes environmental protection specifications for direct mining exploration activities in agricultural, livestock or inactive agricultural areas and in areas with dry and temperate climates where vegetation of xerophilous scrub, deciduous forest, coniferous or oak forests.
¢	Change in the use of land in forest lands: When the total or partial removal of vegetation from forest lands is intended to be used for non-forestry activities and its volume exceeds the parameters established in NOM 120-SEMARNAT-2011 Standard, a Technical Justification Study (Estudio Tecnico Justificativo ETJ) must be presented for the change of land use official modification.

Environmental Studies, Permitting, & Social or Community Impact	132 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

20.2.2  Mining & Mineral Processing

Due to the complexity related to this stage of the process and the diversity of possible environmental impacts, there are several licenses and permits required as follows:

¢	Environmental Impact Evaluation: As for the exploration stage, both the mining and processing of minerals (including underground development and complementary facilities) require regulatory instruments that regulate the environmental impacts of the project described on the MIA and, where appropriate, the need of modifying lands with forest vocation to convert them for industrial use based on the ETJ).
¢	Generation of mining-metallurgical waste: The adequate management of this waste will be determined by the NOM-157-SEMARNAT-2009 Standard, which establishes the elements and procedures for implementing mine waste management plans. In addition to the above, particularly in relation to tailings, the provisions of Standard NOM-141-SEMARNAT-2003, which establishes the procedure to characterize tailings, as well as the specifications and criteria for the characterization and preparation of tailings ponds sites, construction, operation, and post-operation of tailings dams.
¢	Emissions to the atmosphere: To regulate these emissions, a company must have an Environmental License Licencia Ambiental Unica (LAU), authorization based on the regulation for the operation and the operation of fixed sources under federal jurisdiction. The Ministry of Environment and Natural Resources (SEMARNAT) establishes the mechanisms and procedures to obtain such a license, as well as an update of information on polluting emissions through an Annual Operation Certificate (Cedula de Operacion Anual COA).
¢	Use or use of water: For the use of waters other than those from mining, a Concession Certificate must be processed before the CONAGUA. The discharge of the wastewater will be done in compliance with Standard NOM-001-SEMARNAT-1996 if it is discharged into national waters and / or, according to Standard NOM-001-SEMARNAT-1996 when it is discharged into the municipal sewer system municipal.

The main permits currently in place for the GMC are listed in Table 20.1.

Complementary to some of the permits listed above a series of monitoring activities have been established for the GMC to monitor and control possible environmental impacts related to GMC activities. These monitoring activities are list in Table 20.2.

Table 20.1: Summary of permits in place for the GMC

AUTHORITY	PERMIT	FILE NUMBER / AUTHORIZATION NUMBER
SEMARNAT	IP MINING EXPLORATION IN SAN IGNACIO PHASE IX	GTO.131.1.1/0675/2017
	IP MINING EXPLORATION IN SAN IGNACIO PHASE X	GTO.131.1.1/0883/2017
	MIA OF THE TAILINGS DAM No.9	GTO.131.1.2/0079/2013
	ETJ OF THE TAILINGS DAM No. 9	GTO.131.1.1/0658/2015
	MIA OF THE TAILINGS DAM No.9 (SECOND EXTENSION)	SUBMITTED TO SEMARNAT
	ETJ OF THE TAILINGS DAM No. 9 (SECOND EXTENSION)	SUBMITTED TO SEMARNAT
	MIA OFSAN IGNACIO MINE	GTO.131.1.1/0566/2013.
	ETJ OF SAN IGNACIO MINE	GTO.131.1.2/317/2013.
	MIA OF EL HORCON PROJECT	SGPARN.014.02.01.01.1031/15
	NOTIFICATION OF TEMPORARY SUSPENSION OF EL HORCON PROJECT	MMR/AMB001/2016
	ETJ OF EL HORCON PROJECT	SGPARN.014.02.01.01.1015/17
	REGISTRATION AS A GENERATOR OF HAZARDOUS WASTE	MMRSP1101511
	HAZARDOUS WASTE MANAGEMENT PLAN	11-PMM-1-0042-2010
	MINIG WASTE MANAGEMENT PLAN	IN PROCESS
	ENVIRONMENTAL LICENSE	LAU-11-47/01501/06
	ANNUAL OPERATION CERTIFICATE COA 2016	11/COW/0236/06/17
	PERMISSION FOR OPEN AIR COMBUSTION	GTO 13.1.1/0055/2017
IEEG	REGISTRATION AS A GENERATOR OF SPECIAL HANDLING WASTE	GUA-GRME-221/2011
	SPECIAL HANDLING WASTE MANAGEMENT PLAN	PM-000200/2017
CONAGUA	CHANGE OF OWNERSHIP (MINERA MEXICANA EL ROSARIO)	08GUA107052/12FMDL11
	PERMIT FOR OCCUPATION OF FEDERAL ZONE AND HYDRAULIC INFRASTRUCTURE INTALATION - TAILINGS DAM No.9	SUBMITTED TO CONAGUA
	WASTEWATER DISCHARGES IN SAN IGNACIO MINE	SUBMITTED TO CONAGUA
PROFEPA	REJOINING TO THE VOLUNTARY ENVIRONMENTAL AUDIT	8380
MUNICIPALITY	ORE PROCESSING PLANT (HACIENDA DE BUSTOS) LAND USE LICENSE	DPUPA/2763/2017
	TAILINGS DAM LAND USE LICENSE	DPUPA/3155/2016
	SAN IGNACIO´S MINE LAND USE LICENSE	DPUPA/3154/2016
	RAYAS´S MINE LAND USE LICENSE	DPUPA/3401/2016
	SAN VICENTE´S MINE LAND USE LICENSE	DPUPA/3402/2016
	CATA´S MINE LAND USE LICENSE	DPUPA/2892/2017
	ENCARNACION´S MINE LAND USE LICENSE	DPUPA/2896/2017; DPUPA/2996/2017
	VALENCIANA MINE´S LAND USE LICENSE	DPUPA/1441/2016

Environmental Studies, Permitting, & Social or Community Impact	133 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Table 20.2: Monitoring activities in place at the GMC

Category	Monitoring	Legal requirement	Frequency
Waste	Tailings monitoring	NOM-141-SEMARNAT-2003 NOM-147-SEMARNAT/SSA1-2004	Annual
	Waste rock monitoring	NOM-157-SEMARNAT-2009	Annual
	PCB´S monitoring	NOM-133-SEMARNAT-2015	Annual
Air (atmospheric emissions)	Perimeter Powder PM 10 and PM 2.5	NOM-025-SSA1-2014	Biannual
	Perimeter Powder (total suspended particles)	NOM-035-SEMARNAT-1993	Biannual
	Isokinetic sampling (lead and total suspended particles)	NOM-043-SEMARNAT-1993	Biannual
	Isokinetic sampling (lead, carbon monoxide, nitric acid and hydrochloric acid)	NOM-043-SEMARNAT-1994 NOM-085-SEMARNAT-2011	Biannual
Noise	Perimeter Noise	NOM-081-SEMARNAT-1994	Annual
Water	Water quality analysis	NOM-001-SEMARNAT-1996	Biannual
	Water quality analysis	NOM-001-SEMARNAT-1996	Quarterly
	Groundwater quality analysis	NOM-001-SEMARNAT-1996	Annual

20.2.3  Mine Tails Disposal

Great Panther has been working with permitting authorities to expand the capacity of its existing GMC tailings storage facilities (“TSF”). Approval from the environmental permitting authority Secretaría del Medio Ambiente y Recursos Naturales (“SEMARNAT”) for expansion of the GMC TSF (lifts 18 and 19) has been received, subject to also receiving approval by the national water authority, Comisión Nacional del Agua (“CONAGUA”) which is pending.

In parallel, the Company has completed a review to identify alternatives to extend its tailings storage utilizing existing permits. It has been determined that the Company will be able to extend its tailings capacity at the GMC by cycloning and constructing interior berms from existing embankment 17. This technical alternative is expected to provide tailings capacity until June 30, 2021 and allow more time for receipt of the pending CONAGUA expansion approval. If the CONAGUA approval of expansion of the TSF has not been received prior to June 30, 2021, the Company may need to cease milling operations at the GMC until receipt of the CONAGUA expansion approval.

Environmental Studies, Permitting, & Social or Community Impact	134 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

20.2.4  Mine Closure

Although the closure of the mine is one of the last stages of the mining cycle, from the beginning of the operation it is required that a Site Restoration and Abandonment Program (Programa de Restauración y Abandono del Sitio) is prepared in compliance with the provisions of the Environmental Impact Assessment (MIA), and a Technical Justification Study (ETJ) and / or in Standard NOM-141-SEMARNAT-2003, as the case may be.

20.3	Social & Community Factors

Great Panther’s community relations team at the GMC implements extensive stakeholder engagement and social investment programs focused in three main areas: socio-economic development, public health and safety, and natural and cultural heritage.  The Company owns the surface rights on the Property that provide sufficient access to the mining operations, waste storage areas, and other facilities.

Great Panther, through its Sustainability Policy, has committed to conduct its business activities responsibly and to continually improve standards of social performance striving to make positive impacts in the communities surrounding its operations.

Environmental Studies, Permitting, & Social or Community Impact	135 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

21.0	Capital and Operating Costs

Capital and operating budgets are prepared each year for the Guanajuato Mine Complex by the mine staff. These budgets are continuously reviewed against production. For the purposes of the current Mineral Resource Estimates, individual zone cut-offs were applied based on the planned full operational cost per tonne as provided by the mine operations (variable & fixed costs including mine costs, plant costs and administration costs). Planned full cost estimates per tonne used in the Mineral Resource Estimation are presented in Table 21.1.

Table 21.1: Planned variable and fixed costs per tonne milled (US$)

2020	Cata	Santa Margarita	Los Pozos	Guanajuatito	Valenciana	Promontorio	San Ignacio
Mine Cost	$ 84	$ 84	$ 58	$ 69	$ 71	$ 94	$ 69
Plant cost	$ 14	$ 14	$ 14	$ 14	$ 14	$ 14	$ 14
Admin cost	$ 17	$ 17	$ 17	$ 17	$ 17	$ 17	$ 17
Total US$	$ 115	$ 115	$ 89	$ 100	$ 102	$ 125	$ 100

The GMC is operated with contractors under the supervision of Great Panther management personnel. At the end of July 2020, there were 118 administrative and management personnel and 509 contractors at the site. GMC contractors carry out all mine maintenance, mining, and security and is shared between the Guanajuato and San Ignacio sites.

The planned full cost estimates per tonne described above are forward-looking statements. There are material factors that could cause actual results to differ materially from the conclusions, forecasts, or projections set out in this TR. Some of the material factors include differences from the assumptions made in the TR regarding grades, currency exchange rates, metals production rates, mining methods and widths, schedule of development, transportation costs, equipment costs, labour, consumables and other material costs, markets and market prices, as described in the TR. See Section 24.0 for a discussion about the forward-looking statements included in this TR and the key assumptions upon which they are based and risks and uncertainties associated with such forward-looking statements.

There are no current estimates of Mineral Reserves for any of the GMC. The Company made decisions to enter production at Guanajuato and San Ignacio without having completed final feasibility studies.  Accordingly, the Company did not base its production decisions on any feasibility studies of Mineral Reserves demonstrating economic and technical viability of the GMC.  As a result, there may be increased uncertainty and risks of achieving any level of recovery of minerals from the GMC or the costs of such recovery.  As the GMC does not have established Mineral Reserves, the Company faces higher risks that anticipated rates of production and production costs, such as those provided in this TR, will not be achieved. These risks could have a material adverse impact on the Company’s ability to continue to generate anticipated revenues and cash flows to fund operations from and ultimately achieve or maintain profitable operations at the GMC.

Capital and Operating Costs	136 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

22.0	Economic Analysis

This section has been excluded, as per securities regulations since the GMC is in operation and Great Panther Mining Limited is considered producing issuer.

Economic Analysis	137 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

23.0	Adjacent Properties

Mining in the Guanajuato district has been ongoing, but somewhat dis-continuously, for over four centuries. The most prolific producing vein structure within the district is the Veta Madre and Great Panther holdings encompass some of the more historically significant sections of that system. There are other important past and present producers on the Veta Madre, and surrounding vein structures (Figure 4.2).

The Torres Mine Property, formerly operated by Peñoles, borders Great Panther ground to the south. Endeavour Silver Corp. (Endeavour) operates the Cebada, Bolañitos, Golondrinas, and Asuncion mines, as well as a 1,600 tonne per day concentrator at Bolañitos. Cebada is located along the Veta Madre immediately northwest of the Guanajuatito mine, while the other mines are located on the Veta La Luz system, approximately five km to the west-northwest. Endeavour operates the Bolañitos Mine concentrator, approximately 3km north of the San Ignacio shaft, which had 2019 through-put of 868tpd. Part of Endeavour’s mining at the Bolañitos Mine is also development and mining from the Lucero Adit located approximately 200m east of the north-east corner of the San Ignacio property, which consists of numerous veins parallel to the structures on the San Ignacio property (Endeavour Silver Corp. news release, January 10, 2020). Production from the Bolañitos operation in 2019 is reported on Endeavour’s website to have been at 316,708 tonnes throughput producing 624,942 ounces of Ag, and 14,779 ounces of Au.

In 2012, Endeavour Silver Corp. purchased the El Cubo Mine located on the Veta de la Sierra some five kilometers southeast of Rayas. Production from this operation in 2019 is reported on Endeavour’s website to have been at 245,418 tonnes throughput producing 1.087 million ounces of Ag and 10,464 ounces of Au (Endeavour, 2020). On November 21, 2019 Endeavour Silver announced the closure of the El Cubo Mine due to lack of mineral reserves.

The Qualified Person is unable to verify the information on adjacent properties to the GMC included in this section of the TR. Readers are cautioned not to assume that information on adjacent properties is indicative of the mineralization at the GMC that is the subject of this TR.

Adjacent Properties	138 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

24.0	Other Relevant Data and Information

Except as described below, no additional information or explanation is necessary to make this Technical Report understandable and not misleading.

24.1	Cautionary Statement on Forward-Looking Statements

This TR includes statements and information that constitute “forward-looking statements” within the meaning of the United States "Private Securities Litigation Reform Act" of 1995 and “forward-looking information” within Canadian securities laws (collectively, “forward-looking statements”). All statements, other than statements of historical fact, addressing activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the words “anticipates”, “believes”, “expects”, “may”, “likely”, “plans”, “intends”, “expects”, “may”, “forecast”, “project”, “estimates”, “budgets”, “guidance”, “targets”, “potential”, and “outlook”, or similar words, or statements that certain events or conditions “may”, “might”, “could”, “can”, “would”, or “will” occur. Forward-looking statements reflect current expectations and assumptions and are subject to a number of known and unknown risks, uncertainties and other factors, which may cause the Company’s actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements.

Examples of specific information in this TR, that may constitute forward-looking statements are:

¢	Mineral Resource estimates for the GMC and the assumptions underlying the Mineral Resource estimates presented in Section 14 of the TR, including the assumptions about grade, metal prices, currency exchange rates, costs, metals production rates, schedule of development, labour, consumables and other material costs, markets and market prices;
¢	plans to complete and results of further exploration at the GMC and expectations about the opportunities to identify additional Mineral Resources at the GMC;
¢	planned full cost estimates per tonne for the GMC including the assumptions underlying such estimates presented in Section 21 of the TR;
¢	expectations around the Company’s ability to receive the permits and regulatory approvals necessary for an expansion of the existing GMC tailings storage facility (lifts 18 and 19) in a timely manner in order to prevent an interruption to milling operations at the GMC;
¢	expectations around the use of an alternative technical solution to extend the tailings capacity until June 30, 2021 until CONAGUA expansion approval can be obtained;
¢	expectations that the Company’s operations will not be impacted materially by government or industry measures to control the spread of COVID-19, including the impact of future orders of federal governments to curtail or cease mining operations in Mexico as a result of the COVID-19 pandemic;
¢	expectations that metallurgical, environmental, legal, title, taxation, socio-economic, political, social, marketing or other issues will not materially affect the Company’s estimates of Mineral Resources or its future mining plans;
¢	expectations regarding access to additional capital to fund additional expansion or development plans and general working capital needs; and
¢	expectations in respect of permitting and development activities.

Other Relevant Data and Information	139 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

These forward-looking statements and information reflect the current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include:

¢	continued operations at the GMC without significant interruption due to COVID-19 or any other reason;
¢	the accuracy of the GMC Mineral Resource estimates and the assumptions upon which they are based;
¢	ore grades and recoveries; prices for silver and gold remaining as estimated;
¢	currency exchange rates remaining as estimated;
¢	capital, decommissioning and reclamation remaining as estimated;
¢	prices for energy inputs, labour, materials, supplies and services (including transportation) remaining as estimated;
¢	all necessary permits, licenses and regulatory approvals for the GMC operations are received in a timely manner without conditions, including the approvals for the expansion of the existing GMC TSF (lifts 18 and 19) are received in a timely manner without condition;
¢	the Company’s plan to extend the tailings capacity of the GMC TSF utilizing existing permits will be successful in extending the GMC tailings capacity until June 30, 2021 and that such extension will be sufficient to bridge the tailings capacity until CONAGUA approval can be obtained in order to prevent an interruption to milling operations at the GMC;
¢	the Company is able to procure equipment and supplies and complete construction for the extension of the GMC tailings storage facility without any technical or other difficulties;
¢	the Company’s ability to comply with environmental, health and safety laws;
¢	the ability to attract and retain skilled staff;
¢	the ability to procure equipment and operating supplies and that there are no unanticipated material variations in the cost of energy or supplies;
¢	the ability to secure contracts for the sale of GMC’s concentrates;
¢	the execution and outcome of current or future exploration activities;
¢	the ability to obtain adequate financing for planned activities and to complete further exploration programs;
¢	the ability of contractors to perform their contractual obligations;
¢	metallurgical, environmental, legal, title, taxation, socio-economic, political, marketing or other issues will not materially affect the estimates of Mineral Resources or its future mining plans; and
¢	operations not being disrupted by issues such as workforce shortages, mechanical failures, labour or social disturbances, illegal occupations or mining, seismic events, and adverse weather conditions.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to:

Other Relevant Data and Information	140 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

¢	the Company may experience an increase in COVID-19 infection amongst its employees and contractors even with the adoption of enhanced safety protocols and safeguards;
¢	the Company cannot provide assurance that there will not be interruptions to its operations in the future as a result of COVID-19 including: (i) the impact restrictions that governments may impose or the Company voluntarily imposes to address COVID-19 which if sustained or resulted in a significant curtailment could have a material adverse impact on the Company’s production, revenue and financial condition and may materially impact the Company’s ability to meet its production guidance included herein and complete near-mine and regional exploration plans at Tucano; (ii) shortages of employees; (iii) unavailability of contractors and subcontractors; (iv) interruption of supplies and the provision of services from third parties upon which the Company relies; (v) restrictions that governments impose to address the COVID-19 outbreak; (vi) disruptions in transportation services that could impact the Company’s ability to deliver concentrates to refineries; (vii) restrictions that the Company and its contractors and subcontractors impose to ensure the safety of employees and others; and (viii) restrictions on operations imposed by governmental authorities;
¢	the Company’s ability to appropriately capitalize and finance its operations, including the risk that the Company is unable to access sources of capital which could require the Company to curtail capital and exploration program, and other discretionary expenditures;
¢	planned exploration activities may not result in the discovery of new Mineral Resources;
¢	the inherent risk that estimates of Mineral Resources may not be accurate and accordingly that mine production and recovery will not be as estimated or predicted;
¢	gold and silver prices may decline or may be less than forecasted or may experience unpredictable fluctuations;
¢	fluctuations in currency exchange rates (including the USD to MXN exchange rate) may increase costs of operations;
¢	risk in variation in production and costs as the GMC does not have established Mineral Reserves and Mineral Resources that are not Mineral Reserves have non demonstrated economic viability;
¢	challenging operational viability of Mexican operations;
¢	the Company’s ability to obtain all necessary permits, licenses and regulatory approvals for its operations in a timely manner, including the uncertainty regarding the timing and approval of the expansion of the existing GMC tailings storage facility (lifts 18 and 19), which if not granted, delayed or conditioned could result in an interruption to milling operations at the GMC which could adversely impact the Company’s revenues and financial condition;
¢	the alternative technical solution utilizing existing permits is not successful in extending the potential tailings capacity until CONAGUA expansion approval is obtained which could also result in an interruption to milling operations at the GMC;
¢	operational and physical risks inherent in mining operations (including pit wall collapses, tailings storage facility failures, environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather) may result in unforeseen costs, shutdowns, delays in production and exposure to liability;
¢	potential political and social risks involving Great Panther’s operations in a foreign jurisdiction;

Other Relevant Data and Information	141 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

¢	the potential for unexpected and excessive costs and expenses and the possibility of project delays;
¢	employee and contractors relations;
¢	relationships with, and claims by, local communities;
¢	the Company’s ability to obtain and maintain all necessary permits, licenses and regulatory approvals in a timely manner, including the granting of permits for the GMC TSF in time which if not granted or conditioned could result in an interruption of operations and the ability to maintain those permits, licenses and regulatory approvals and the conditions required thereunder;
¢	changes in laws, regulations and government practices in the jurisdictions in which the Company operates; legal restrictions related to mining;
¢	diminishing quantities or grades of mineralization as properties are mined;
¢	operating or technical difficulties in mineral exploration and changes in project parameters as plans continue to be refined;
¢	acts of foreign governments;
¢	political risk;
¢	labour or social unrest;
¢	illegal mining, including the potential for safety and security risks related thereto;
¢	unanticipated operational difficulties due to adverse weather conditions, failure of plant or mine equipment and unanticipated events related to health, safety, and environmental matters;
¢	uncertainty of revenue, cash flows and profitability, the potential to achieve any particular level of recovery, the costs of such recovery, the rates of production and costs of production, where production decisions are not based on any feasibility studies of Mineral Reserves demonstrating economic and technical viability;
¢	cash flows may vary and the Company’s business may not generate sufficient cash flow from operations to enable it to satisfy its debt and other obligations;
¢	an unfavourable decision by the MEM with respect to the proposed modification to the Coricancha closure plan;
¢	reclamation costs exceed the amounts estimated;
¢	litigation risk;
¢	deterioration of general economic conditions, including increased volatility and global financial conditions; and
¢	the Company’s ability to operate as anticipated,

and other risks and uncertainties, including those described in respect of Great Panther in its Annual Information Form (“AIF”) for the year ended December 31, 2019, and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the SEC and available at www.sec.gov.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information.

Other Relevant Data and Information	142 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Forward-looking statements are based on the assumptions, beliefs, expectations and opinions as of the date of this TR. The Company will update forward-looking statements and information if and when, and to the extent required by applicable securities laws. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

24.2	Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

As a British Columbia corporation and a “reporting issuer” under Canadian securities laws, the Company is required to provide disclosure regarding its mineral properties in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. In accordance with NI 43-101, the Company uses the terms Mineral Reserves and Resources as they are defined in accordance with the CIM Definition Standards on Mineral Reserves and Resources (the “CIM Definition Standards”) adopted by CIM.

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the United States Securities Exchange Act of 1934 (the “U.S. Exchange Act”). These amendments became effective February 25, 2019 (the “SEC Modernization Rules”). The SEC Modernization Rules have replaced the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7 (“Guide 7”) following a transition period. The Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules as the Company is presently a “foreign issuer” under the U.S. Exchange Act and entitled to file continuous disclosure reports with the SEC under the multijurisdictional disclosure system (“MJDS”) adopted by Canada and the United States.

The SEC Modernization Rules include the adoption of terms describing Mineral Reserves and Mineral Resources that are substantially similar to the corresponding terms under the CIM Definition Standards. As a result of the adoption of the SEC Modernization Rules, SEC will now recognize estimates of Measured Mineral Resources, Indicated Mineral Resources and Inferred Mineral Resources. In addition, the SEC has amended its definitions of Proven Mineral Reserves and Probable Mineral Reserves to be substantially similar to the corresponding CIM Definitions.

United States investors are cautioned that while the terms used in the SEC Modernization Rules are “substantially similar” to CIM Definition Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards.  Accordingly, there is no assurance any Mineral Resources that the Company may report as “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules. United States investors are also cautioned that while the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not to assume that any part or all of the mineral deposits in these categories would ever be converted into a higher category of Mineral Resources or into Mineral Reserves. Mineralization described by these terms has a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” that the Company reports are or will be economically or legally mineable.

Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian securities laws, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

Other Relevant Data and Information	143 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

In addition, disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC has historically only permitted issuers to report mineralization as in place tonnage and grade without reference to unit measures

Other Relevant Data and Information	144 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

25.0	Interpretation and Conclusions
¢	The drill sampling and logging employed by Great Panther are appropriate for the deposit type and mineralization style. Reasonable and practical steps are taken to ensure security of the samples.
¢	The channel samples are lower in quality than the drill samples owing to the method used to collect them.
¢	The assaying is being conducted in an acceptable manner, using common industry-standard methods. The performance of the Guanajuato site laboratory, operated by SGS to the end of 2018 and by the Company there-after, is monitored by both internal and external Quality Assurance/Quality Control (QA/QC) programs.
¢	The QA/QC monitoring is required monthly. Care must be taken in the labelling and insertion of blanks and standards so there are no mix-ups.
¢	The database was reasonably free of errors, and appropriate for use in estimation of Mineral Resources. Appropriate safeguards are in place to ensure that the database is secure.
¢	Presently, the GMC processing plant at Guanajuato processes mined mineralization from San Ignacio and limited ore from Guanajuato. Guanajuato was on C&M since January 1, 2019 until July 2019, and presently operates with limited stoping of remnants and mining of ore drives.
¢	The plant has been operating at a reduced rate of approximately 20 days per month (4-5 day batches) since the beginning of 2019, with an overall average production rate of approximately 779 tonnes per operating day (combined feed from Guanajuato and San Ignacio). Overall blended recoveries for the reporting period (August 1, 2019 - July 31, 2020) have been 85.2% for silver and 84.3% for gold. Concentrates are shipped to ports in Mexico.
25.1	Guanajuato
¢	The geology includes the juxtaposition of Oligocene age sedimentary and volcanic rocks onto Mesozoic age sedimentary and intrusive rocks along the “Veta Madre”, a 25 km long, northwest trending, 45-degree south west dipping normal fault with associate intrusive dykes.
¢	Mineralization occurs in structurally complex multi-generational vein quartz dominated stockwork and breccia zones along the Veta Madre. Structural geology mapping indicates that up to eight cross-cutting breccia events occur with associated precious metal mineralization. Fluid inclusion studies reflect the complex structural history with boiling (indicative event associated with precious metal deposition) occurring from the 2100 to 1500masl elevations (surface to the deepest levels drilled) in Guanajuato. As such, the potential to find further mineralization both laterally and in parallel breccia structures to know precious metal mineralization zones is considered excellent by the author.
¢	Seven mineralized areas (34 block models) comprising the resource models are defined as Cata, Los Pozos, Santa Margarita, San Cayetano, Promontorio, Valenciana, and Guanajuatito.
¢	Guanajuato contains estimated Measured and Indicated Mineral Resources of 433,953 tonnes above varying US$ NSR full operational cost cut-offs, at an average grade of 249g/t silver and 1.64g/t gold, for a total of 5,529,111 Ag eq oz or 61,435 Au eq oz. This includes Measured Mineral Resources of 286,139 tonnes at an average grade of 253g/t silver and 1.63g/t gold, for a total of 3,677,663 Ag eq oz or 40,863 Au eq oz and Indicated Mineral Resources of 147,814 tonnes at an average grade of 241g/t silver and 1.65g/t gold, for a total of 1,851,448 Ag eq oz or 20,572 Au eq oz. In addition, estimated Inferred Mineral Resources are 460,174 tonnes at an average grade of 220g/t silver and 2.07g/t gold, for 6,020,031 Ag eq oz or 66,889 Au eq oz.

Interpretation and Conclusions	145 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

¢	Overall Measured and Indicated Resource tonnes increased 26% or ~90,200 tonnes with a coincident increase of Ag eq oz of 47% or ~1,780,000 Ag eq oz. This increase in both Measured and Indicated Resources, as well as Inferred Resources reflect a successful core drilling campaign in the Promontorio, Los Pozos, and Valenciana areas in 2019 and 2020; minor mine depletion (19,252 tonnes grading 196g/t Ag and 1.22g/t Au for a gross 0.19M Ag eq oz); variably changing area cut-offs in 2020; and higher metal prices.
¢	If Mineral Resources are developed in areas with historical mine workings, such as in the Los Pozos / Promontorio area of Guanajuato they are classified only as Inferred, until such work is done to establish the extent of historical mining.
¢	There is potential for further additions to the Mineral Resource estimates both in the zones estimated in this report and through diligent exploration. The exploration is presently better defining the Los Pozos, Promontorio, and Valenciana zones, as well as locating new areas of mineralization between the Guanajuatito and Valenciana areas.
¢	Mining operations were underway on the Guanajuatito, Valenciana, Promontorio, and Los Pozos deposits using mechanized equipment in the stopes and truck haulage along the 345 level to move ore to the Cata shaft for hoisting to surface. At Guanajuatito the ore is hauled to surface by rubber-tired trucks. The equipment and mining methods are appropriate for the deposits.
25.2	San Ignacio
¢	The area in which the San Ignacio mine is located has a long history of mining dating back to 1548. There are numerous historical workings on the property and as such, there is a likelihood that Great Panther could successfully explore for additional Mineral Resources.
¢	The San Ignacio property is underlain by a monotonous package of basalt and andesite volcanic rocks belonging to the lower Cretaceous La Luz andesite (Randall R. et al., 1994; Stewart, 2006; Baker, 2011). The basalt generally has subtle to well-developed pillow structures that are locally flattened. In a few localities, inter-pillow hyaloclastite is present and is characterized by a fine breccia composed of devitrified glass shards in a fine groundmass. Primary layering and tops-up indicators are generally difficult to determine from the small outcrops typical of the property, but according to Stewart (2006), the San Ignacio property stratigraphy is not overturned.
¢	Some of the La Luz zone structures cross the San Ignacio property and consists of numerous mineralized fractures in a north-westerly-trending orientation, which extend for a known strike of approximately 8 km. Historically productive veins on the property include Veta Melladito, and Veta Purisima. Veins identified in the recent Great Panther drilling are the Melladito, Melladito BO, Intermediate, Intermediate 2, Nombre de Dios, Nombre de Dios 1.5, Nombre de Dios 2, Nombre de Dios 2S, Nombre de Dios 3, Melladito South, 700, Purisima, Purisima Bo, Purisima Int., Santo Nino, and the Purisima HW. Mineralization is contained within tabular veins, vein stockwork, and breccias. The sixteen veins have geological continuity inferred from surface mapping and diamond drilling from surface, and now with extensive underground development, have been defined up to 2,200 meters along strike and 150 meters down dip.
¢	The drilling of 491 diamond drill holes on the San Ignacio property delineated sixteen mineralized epithermal veins with the primary commodities of economic importance being silver and gold. The mineralization is open along the Purisima vein system, most notably in parallel structures.

Interpretation and Conclusions	146 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

¢	Presently the Company is exploiting the Intermediate, Nombre de Dios, and Melladito zones, where from inception in 2013, a total of 1,012,045 tonnes has been mined (to end of July 2020) grading 118g/t silver and 2.83g/t gold.
¢	San Ignacio contains estimated Measured and Indicated Mineral Resources of 387,898 tonnes above a US$100/tonne NSR cut-off, at an average grade of 142g/t silver and 2.56/t gold, for a total of 4,642,801 Ag eq oz. This includes Measured Mineral Resources of 314,802 tonnes at an average grade of 142g/t silver and 2.64g/t gold, for a total of 3,842,38 Ag eq oz and Indicated Mineral Resources of 387,898 tonnes at an average grade of 144g/t silver and 2.19g/t gold, for a total of 800,416 Ag eq oz. In addition, estimated Inferred Mineral Resources are 992,835 tonnes at an average grade of 169g/t silver and 2.33g/t gold, for 12,089,792 Ag eq oz.
¢	For Measured and Indicated Resources, there is a 7% decrease in contained Ag eq oz over the previous year's estimate. For Inferred, there is a 106% increase in contained Ag eq oz from the previous year's estimate. This decrease in Measured and Indicated Resources is due to mine depletion, offset by higher metal prices. Extensive infill and expansion drilling allowed for the increase in Inferred Resources with the addition of five veins, along with high metal prices.
¢	If Mineral Resources are developed in areas with historical mine workings, such as in the Purisima / Melladito South area of San Ignacio, they are classified only as Inferred, until such work is done to establish the extent of historical mining.

Interpretation and Conclusions	147 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

26.0	Recommendations

The 2020-2021 (August 2020 to December 2021) exploration budget recommended for Guanajuato Mine Complex is estimated at US$4,055,000 and includes 36,500 meters of core drilling (see Table 26.1).

Recommendations are that Great Panther continues present levels of exploration at Guanajuato in current and other prospective areas to define further Mineral resources to increase production. Mineral Resources that are not Mineral Reserves have no demonstrated economic viability.

The exploration includes core drilling, detailed rehabilitation of old levels, historical data re-evaluation, geological mapping and interpretation, and re-sampling in old-mined areas, and along and down dip of past mining. During 2020 an ongoing drill program detailed the Los Pozos, Promontorio, and Valenciana areas along the Veta Madre and parallel structures, and as such an underground drill program of 22,000 meters is recommended. For 2020-2021 the exploration program should continue with in-fill drilling in the Pozos and Promontorio areas, and evaluations starting in the upper Cata, Cata to Valenciana and Valenciana to Guanajuatito areas. The budget for this program is summarized in Table 26.1, and includes 22,000 of drilling and compilation, sampling and geological work for upper mine areas that can be safely re-opened, totalling US$2,351,000.

Recommendations are that Great Panther continues mining operations at San Ignacio. For 2020-2021 recommendations also include a concerted effort focused on detail in-fill drilling the Melladito South, Purisima, and Nombre de Dios veins is essential and as such an underground drill program of 3,500 metres is recommended. Surface drilling for 2020-2021 is budgeted at 11,000 metres and will focus on detailing areas south of present mining along the Melladito and Purisima vein structures in the San Pedro and Mexiamora areas, and on targeting exploration targets along the Purisima vein system and parallel structures. At $120 cost per month/meter, the estimated budget for this program is US$1,704,000 (Table 26.1).

Table 26.1: 2020-2021 Budget for Proposed Exploration, GMC (San Ignacio and Guanajuato)

Project	Type	Months / Meters	Cost per month and /or meter US$	Cost US$
2020 - 2021 Guanajuato	Compilation, Sampling, Geology	5	$11,000	$55,000
	Compilation, Sampling, Geology	12	$4,000	$48,000
	Drilling, BQ & NQ (core all-in costs)	22,000	$100	$2,200,000
Guanajuato total		22,000m		$2,351,000
2020 - 2021 San Ignacio	Compilation, Sundry, Planning	17	$2,000	$34,000
	Underground Drilling	3,500	$100.00	$350,000
	Surface Drilling	11,000	$120	$1,320,000
San Ignacio Total		14,500m		$1,704,000
Grand Total		36,500m		$4,055,000

Recommendations	148 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

27.0	References

Baker D., 2011, Geology and Structure Report on the San Ignacio project Guanajuato Mexico. Prepared for Great Panther Silver Limited by Equity Exploration Consultants Ltd.

Barclay, W.A., 2007, continued Structural Geology at Mina San Vicente, Level 100 NTE; Guanajuato, GTO, Mexico; Independent report for Minera Mexicana el Rosario and for Great Panther Resources, dated January 9, 2007: 7pp + figures.

Brown, R.F., and Nourpour, M., 2020, NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, San Ignacio Mine, Guanajuato State, Mexico, prepared for Great Panther Mining Limited, dated March 17, 2020: 90pp + figures.

Brown, R.F., and Nourpour, M., 2020, NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, Guanajuato Mine, Guanajuato State, Mexico, prepared for Great Panther Mining Limited, dated March 27, 2020: 101pp + figures.

Brown, R.F., 2017, NI43-101 Technical Report on the Guanajuato Mine Complex claims and Mineral Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and El Horcon and Santa Rosa Projects, as of August 31, 2016, dated February 20, 2017: 221pp + figures.

Brown, R.F., 2016, NI43-101 Technical Report on the Guanajuato Mine Complex claims and Mineral Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and El Horcon Project, as of July 31, 2015, dated February 25, 2016 and Amended October 27, 2016: 217pp + figures.

Brown, R.F., 2015, NI43-101 Technical Report on the Guanajuato Mine Complex claims and Mineral Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and El Horcon Project, as of July 31, 2014, dated February 25, 2015: 207pp + figures.

Brown, R.F., 2014, NI43-101 Technical Report on the Guanajuato Mine Complex claims and Mineral Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and El Horcon Project, as of July 31, 2014, dated August 16, 2014: 213pp + figures.

Brown, R.F., 2012, NI43-101 Report on the Guanajuatito Mine Complex Mineral Resource Estimate for the Guanajuatito, Cata, Los Pozos, and Santa Margarita Zones, as of January 31st, 2012, (June 26, 2012). Un-published internal Great Panther report.

Brown, R.F., and Sprigg, L., 2013, NI43-101 Report on the Guanajuato Mine Complex Resource Estimation for the Guanajuatito, Valenciana, Cata, Los Pozos, Santa Margarita, San Cayetano, and Promontorio zones as of July 31st, 2013: 122pp + figures.

CIBC Forecast 2020. CIBC Global Mining Group, Analyst Consensus Commodities Price Forecast, June 30, 2020

CIM 2019. CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines. 75 p.

CIM. 2014. CIM Definition Standards - for Mineral Resources and Mineral Reserves. CIM Standing Committee on Reserve Definitions. 10 p.

References	149 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

CIM. 2000. Exploration Best Practices Guidelines. 3 p.

Endeavour Silver Corp. (2020). Endeavour Silver Produces 4,018,735 Oz Silver And 38,907Oz Gold (7.1 Million Oz Silver Equivalents) In 2019. Retrieved from https://edrsilver.com/English/news (January 10, 2020).

Endeavour Silver Corp. (2017). Endeavour Silver Produces 5.4 Million oz Silver and 57,375 oz Gold in 2016. Retrieved from http://edrsilver.com/news/2017/index.php?content_id=576 (January 10, 2017).

Great Panther Mining Limited. (2020). Great Panther Reports Second Quarter Production of 38,540 Gold Equivalent Ounces, Including Record Monthly Gold Production at Tucano in June, and Updates 2020 Guidance Retrieved from http://www.greatpanther.com; July 9, 2020.

Great Panther Mining Limited Annual Reports for 2006 to 2019, inclusive; and Great Panther Corporate Presentation October2020 [PowerPoint slides]. Retrieved from http://www.greatpanther.com/ July 31, 2020.

Great Panther Silver Limited. (2010). Guanajuato Mine Complex item: Exploration Program & Resource Estimate. Retrieved from http://www.greatpanther.com; November 22, 2010.

Great Panther Silver Limited. (2017). Great Panther Silver Completes Acquisition of Coricancha Polymetallic Mine in Peru. Retrieved from http://www.greatpanther.com; July 3, 2017.

Guanajuato Municipality Population, (2015). Retrieved from http://citypopulation.info/php/mexico-admin.php?adm2id=11015 (January 5, 2018).

Historical climate data for Guanajuato City, (2018). Retrieved from http://www.weatherbase.com/weather/weather.php3?s=765770&cityname=Guanajuato-Guanajuato-Mexico (January 5, 2018).

Johnson, W.M., PhD, FCIC, 2013, Quality Analysis Consultants, Report of January 7th to 11th, 2013 Visit, 17pp

Moncada, D., Mutchler, S., Nieto, A., Reynolds, T.J., Rimstidt, J.D., Bodnar, R.J., 2011, Mineral textures and fluid inclusion petrography of the epithermal Ag–Au deposits at Guanajuato, Mexico: Application to exploration; Journal of Geochemical Exploration 114 (2012) 20–35.

Randall, R.J.A., Saldana, E., Clark, K.F., 1994. Exploration in a Volcano-Plutonic centre at Guanajuato, Mexico. Econ. Geol. 89, 1722-1751.

Rennie, D.W., Bergen, R.D., 2011, Technical Report on The Guanajuato Mine, Guanajuato State, Mexico, Scott Wilson Roscoe Postle Associates Inc. Prepared for Great Panther Resources Limited, dated January 2011, 135pp+appendices.

Ross, K., 2013, Petrographic Report on samples from the Veta Madre and San Ignacio vein systems, Guanajuato District. Prepared for Great Panther Silver Limited by Panterra Geoservices Inc., 126 pp.

Rhys, D., 2013, Structural Settings and Style of Vein Systems in the Central Guanajuato District. Internal report for Great Panther Resources Limited, dated May 2013: 100pp+appendices.

References	150 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

Servicio Geologico Mexicano, 1999. Carta Geologico-Minera, Guanajuato F14-C42, 1: 50,000 regional geology map.

Servicio Geologico Mexicano, 1998. Carta Geologico-Minera, Guanajuato F14-C43, 1: 50,000 regional geology map.

Sinclair, A.J., Blackwell, G.H., Cambridge, 2002, Applied Mineral Inventory Estimation, 381pp.

Stewart, M., 2006, 2006 report on surface mapping – lithostratigraphy, geology and structure of the Guanajuato area: results of mapping and analysis. Internal report for Great Panther Resources Limited, dated March 2006: 26pp+appendices.

Waldegger, M.F., and Brown, R.F., 2014, Technical Report on the San Ignacio Project Mineral Resource, Guanajuato State, Mexico, dated August 6, 2014. Prepared for Great Panther Silver Limited by MFW Geoscience Inc. and Brown, R., of Great Panther Silver Limited. 63pp + figures.

Wardrop Engineering., 2009, Technical Report on the Cato Clavo Zone, Guanajuato Mine Property, Mexico, prepared for Great Panther Resources (October 14, 2009).

Wunder, M.C., 2018, NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, Guanajuato Mine, Guanajuato State, Mexico, dated February 28, 2018: 191pp + figures.

References	151 | Page

NI 43-101 Technical Report | December 22, 2020 Guanajuato Mine Complex

28.0	Other Relevant Documents

Barclay, W.A., 2006, Preliminary structural geology at the Mina San Vicente and part of the contiguous surface area, Guanajuato, GTO, Mexico. Independent report for Minera Mexicana el Rosario and for Great Panther Resources, dated July 17, 2006: 24pp + figures.

Cavey, G., and Gunning, D., 2005, Technical Report on the Santa Fe Project Guanajuato, Mexico for Great Panther Resources Limited, October 14, 2005, internal report to Great Panther Resources Limited, 50 pp.

Glen R. Clark & Associates Limited, 2009, Review of Resources and Reserves El Cubo Gold-Silver Mine, Guanajuato, Mexico, prepared for Gammon Gold Inc. (October 15, 2009), 90 pp.

Guanajuato Mine Site Monthly production reports to July 2014.

Ferrari, L., Pasquarè, G., Venegas-Salgado, S., Romero-Rios, F., 1999, Geology of the western Mexican Volcanic Belt and adjacent Sierra Madre Occidental and Jalisco block, Geological Society of America Special Paper 334, 19 pp.

JRT Geoengineering, October 2008, Site Inspection report and Review of Mining Geotechnics.

Lewis W.J., Murahwi C.Z., and Leader R.J., 2011, NI 43-101 Technical Report Audit of the Resources and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico. Prepared for Endeavour Silver by Mincon International Limited

Moncada, D., and Bodnar, R.J., 2012, Gangue mineral textures and fluid inclusion characteristics of the Santa Margarita Vein in the Guanajuato Mining District, Mexico; in Central European Journal of Geosciences, DOI: 10.2478/s13533-011-0057-8, 12pp.

Micon International Limited, 2010, NI43-101 Technical Report Audit of the Resource and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico.

Servicio Geologico Mexicano, 1997. Carta Geologico-Minera, Guanajuato F14-7, 1: 250,000 regional geology map.

Smith J., 2011, Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico. Prepared for Great Panther Silver Limited by Janelle Smith AIG.

Tosney, R, 2010, Technical Review of the Guanajuato Mine Rock Stability

Velazquez P., 1973. A Study of the Possibility that the Luz Mineral Camp of Guanajuato can be a Resurgent Producer of Silver and Gold. Submitted as part of a Thesis requirement at the University of Guanajuato School of Mining and Metallurgy.

Waldegger M.F., 2012, Technical Report on the San Ignacio Project Mineral Resource Guanajuato State, Mexico. Prepared for Great Panther Silver Limited by MFW Geoscience Inc.

Other Relevant Documents	152 | Page